
10012413

ANNUAL REPORT

2010



CULP

Company Profile

Culp, Inc. ranks as one of the world's largest marketers of mattress fabrics for bedding and upholstery fabrics for furniture. The company's fabrics are used principally in the production of bedding products and residential and commercial upholstered furniture.

Shares in Culp, Inc. are traded on the New York Stock Exchange under the symbol CFI.

Consolidated Financial Highlights

(Amounts in thousands, except per share data)	**2010**	2009
Net sales	**$ 206,416**	$ 203,938
Income (loss) before income taxes	**14,316**	(6,883)
Net income (loss)	**13,188**	(38,842)
Net income (loss) per share:		
Basic	**1.04**	(3.07)
Diluted	**1.01**	(3.07)
Income before income taxes, excluding restructuring and related charges [1][3]	**14,004**	6,206
Average shares outstanding:		
Basic	**12,709**	12,651
Diluted	**13,057**	12,651
Capital employed [1]	**53,416**	52,602
Return on capital for fiscal 2010: 30.6% [1]		

Mattress Fabrics Segment Highlights [2]

	2010	2009
Net sales	**$ 114,848**	$ 115,396
Operating income	**15,474**	13,247
Operating income margin	**13.5%**	11.5%
Capital employed [1]	**47,202**	47,254
Return on capital for fiscal 2010: 32.7% [1]		

Upholstery Fabrics Segment Highlights [2][3]

	2010	2009
Net sales	**$ 91,568**	$ 88,542
Operating income (loss)	**5,956**	(1,503)
Operating income margin	**6.5%**	(1.7)%
Capital employed [1]	**11,861**	11,079
Return on capital for fiscal 2010: 56.3% [1]		

Balance Sheet

	2010	2009
Cash and cash equivalents and short term investments	**$ 21,318**	$ 11,797
Total debt	**11,687**	16,368

(1) See reconciliation tables at the end of this report

(2) See segment information on page 30 of fiscal 2010 10-K

(3) Excludes restructuring and related charges for all periods

(Throughout this annual report, 2010, 2009, 2008, 2007 and 2006 are used to refer, respectively, to the company's fiscal years that ended in those same calendar periods.)

Fellow Shareholders

We are pleased to report that fiscal 2010 was a year of significant growth and progress for Culp. In spite of a challenging economic environment, we increased our annual sales, delivered an excellent operating performance, strengthened our balance sheet substantially, further enhanced our competitive position and significantly improved our earnings and return on capital. Overall, our solid performance for the year reflects the benefits of a leaner and more agile operating platform, along with the success of our sales and marketing initiatives. In combination, these factors are allowing us to serve our customers well, achieve increasing profitability in a tough and uncertain business environment, and at the same time position Culp for further profitable growth as the home furnishings industry recovers. Above all, Culp has confirmed its leadership position as a financially stable and trusted supplier with a proven ability to execute for our customers.

Mattress Fabrics Segment

For the first half of fiscal 2010, our mattress fabric sales reflected the uncertain economy and the weak consumer demand for bedding. We began to see a reversal of these demand trends in the second half of the year as consumers returned to the marketplace, and our sales performance improved accordingly. Our mattress fabrics operations performed very well with solid year-over-year improvement in margins and return on capital. These results reflect the benefits of our recent operating initiatives and our ongoing capital investments to develop an efficient and scalable manufacturing platform. During the fourth quarter of fiscal 2010, we completed the installation of state-of-the-art finishing equipment for our growing knit business. Additionally, we further expanded our capacity for both our knit and woven product lines, as well as completed an energy efficiency initiative in our Canadian operation that will have an environmental benefit and reduce our operating costs going forward. While we are pleased with the trends in this business, we are experiencing increased pricing pressures and higher material costs, which will make it more challenging to improve operating margins. As we move into fiscal 2011, we are making the appropriate capital investments for modernizing and expanding our woven and knit capacities. Above all, we will focus on execution for our customers with outstanding service, reliable delivery performance and consistent quality and value.

Upholstery Fabrics Segment

Our upholstery fabrics business made substantial progress throughout fiscal 2010 and we are pleased with the improvement in sales, profitability and return on capital. Our sales for the year marked the first annual gain for this business segment in ten years. We are especially encouraged by the extent of our sales gains throughout our customer base, including progress into the local China market. At the same time, we have returned Culp's upholstery fabrics business to solid profitability. After a multi-year restructuring process, we have established a leaner and more agile manufacturing platform, including our wholly-owned China operation which is scalable but not capital intensive. We have also developed a complementary strategy to grow our business in our one remaining U.S. manufacturing facility. With the restructuring activities behind us and a maturing China operation, we shifted our focus in fiscal 2010 to product development, sales and marketing initiatives, and delivery performance. Customer response has been very favorable and we believe we have made excellent progress in each of these key areas. For fiscal 2011, we will continue to focus on these same objectives, which will be just as relevant going forward as they were a year ago. As we move into fiscal 2011, we are experiencing higher material costs, and we are taking steps to mitigate these increases.

Balance Sheet

Throughout fiscal 2010, we have strengthened our balance sheet and generated significant cash flow in this tough economic environment. Notably, at the end of the year, our balance sheet reflected $21.3 million in cash and cash equivalents and short-term investments, up from $11.8 million at the end of fiscal 2009. For the year, cash flow from operations was $21.6 million. $18.5 million of cash flow from operations came from net income plus depreciation and other non-cash items. Over the same time, we have reduced our total debt to $11.7 million, compared with $16.4 million at the end of fiscal 2009, and incurred $7.4 million in capital expenditures. All of our debt remains unsecured, and our next major scheduled principal payment of $2.2 million is not due until August 2011.

Capital Allocation Strategy

With the increase in our cash position and reduction in our total debt, we now have the highest net cash position (cash minus debt) in the company's history, and are set to build upon this in the foreseeable future. Our strong financial position is a key advantage in these uncertain economic times and it provides us with greater operating flexibility to pursue our growth initiatives. As we look ahead and consider our capital allocation strategy, we believe a key means of building shareholder value is to deploy our increasing amounts of internally - generated capital in our two existing businesses at the same high rates of return. For fiscal 2011, our specific capital allocation priorities are as follows:

- First, we seek to fund working capital requirements for organic growth. Growing internally with adequate margins usually offers the highest returns on capital with the least risk.

- Second, we intend to fund capital expenditures in mattress fabrics, (both for maintenance and expansion related projects,) as we did in fiscal 2010. Over the last several years, we have earned excellent returns on our capital expenditure projects in this business. For our upholstery fabrics business, we expect only minimal capital expenditure requirements in the future because our business model is not capital intensive; rather, it is based upon a network of long-term, vertically-integrated mill partners in China.

- Third, we will continue to carefully evaluate additional strategic acquisition opportunities for our mattress fabrics business. Over the past four years, we have spent approximately $20 million for two successful acquisitions in this business, which have added significantly to shareholder value. We intend to be patient and disciplined with any capital committed in this manner.

- Fourth, we believe it is a prudent strategy to continue to build our cash position with excellent organic growth opportunities and potential external growth investments in an environment of significant economic uncertainties.

Looking Ahead

We believe that macro-economic trends, including unemployment, consumer credit concerns and a volatile housing market, will continue to influence consumer behavior, and the demand outlook for furniture and bedding remains difficult to predict. However, we are encouraged by certain trends in our businesses. We look forward to the year ahead and remain confident in our ability to further strengthen our "economic moats". We have worked hard to create a scalable and vertical manufacturing platform in both businesses that allows us to serve our customers very well, achieve increasing profitability in a challenging business environment, and at the same time, position Culp for further profitable growth, as the home furnishings industry recovers. As we begin fiscal 2011, we have a focused strategy, lean and agile operations, excellent platforms for growth in both businesses, and the financial strength to fund our strategic initiatives. Equally as important, we have the support of a highly talented team of dedicated associates, and a proven management team and board of directors, who continue to move our company forward. Above all, we are focused on outstanding execution for our customers as a financially stable and trusted supplier of innovative fabrics, delivery performance and quality.

Thank you for your continued support of Culp.

Sincerely,



Franklin N. Saxon
President and Chief Executive Officer
August 18, 2010



Robert G. Culp, III
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934


RECEIVED
AUG 24 2010
SECTION

For the fiscal year ended May 2, 2010

Commission File No. 1-12597

CULP, INC.
(Exact name of registrant as specified in its charter)

NORTH CAROLINA (State or other jurisdiction of incorporation or other organization)	**56-1001967** (I.R.S. Employer Identification No.)
1823 Eastchester Drive, High Point, North Carolina (Address of principal executive offices)	**27265** (zip code)

(336) 889-5161
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, par value $.05/ Share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to the filing requirements for at least the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer, accelerated filer, and smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒

Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of May 2, 2010, 13,051,785 shares of common stock were outstanding. As of November 1, 2009, the aggregate market value of the voting stock held by non-affiliates of the registrant on that date was $59,366,318 based on the closing sales price of such stock as quoted on the New York Stock Exchange (NYSE), assuming, for purposes of this report, that all executive officers and directors of the registrant are affiliates.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be filed pursuant to Regulation 14A of the Securities and Exchange Commission in connection with its Annual Meeting of Shareholders to be held on September 21, 2010 are incorporated by reference into Part III of this Form 10-K.

CULP, INC.
FORM 10-K REPORT
TABLE OF CONTENTS

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

Parts I and II of this report contain statements that may be deemed "forward-looking statements" within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 27A of the Securities and Exchange Act of 1934). Such statements are inherently subject to risks and uncertainties. Further, forward-looking statements are intended to speak only as of the date on which they are made. Forward-looking statements are statements that include projections, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often but not always characterized by qualifying words such as "expect," "believe," "estimate," "plan" and "project" and their derivatives, and include but are not limited to statements about expectations for the company's future operations or success, sales, gross profit margins, operating income, SG&A or other expenses, and earnings, as well as any statements regarding future economic or industry trends or future developments. Factors that could influence the matters discussed in such statements include the level of housing starts and sales of existing homes, consumer confidence, trends in disposable income, and general economic conditions. Decreases in these economic indicators could have a negative effect on the company's business and prospects. Likewise, increases in interest rates, particularly home mortgage rates, and increases in consumer debt or the general rate of inflation, could affect the company adversely. Changes in consumer tastes or preferences toward products not produced by the company could erode demand for the company's products. Changes in the value of the U.S. dollar versus other currencies can affect the company's financial results because a significant portion of the company's operations are located outside the United States. Strengthening of the U.S. dollar against other currencies could make the company's products less competitive on the basis of price in markets outside the United States, and strengthening of currencies in Canada and China can have a negative impact on the company's sales in the U.S. of products produced in those countries. Also, economic and political instability in international areas could affect the company's operations or sources of goods in those areas, as well as demand for the company's products in international markets. Finally, unanticipated delays or costs in executing restructuring actions could cause the cumulative effect of restructuring actions to fail to meet the objectives set forth by management. Further information about these factors, as well as other factors that could affect the company's future operations or financial results and the matters discussed in forward-looking statements are included in the "Risk Factors" section of this report in Item 1A.

PART 1

ITEM 1. BUSINESS

Overview

Culp, Inc. manufactures, sources, and markets mattress fabrics used for covering mattresses and box springs, and upholstery fabrics primarily for use in production of upholstered furniture (residential and commercial).

We believe that Culp is the largest producer of mattress fabrics in North America, as measured by total sales, and one of the largest marketers of upholstery fabrics for furniture in North America, again measured by total sales. We have two operating segments – mattress fabrics and upholstery fabrics. The mattress fabric business markets woven and knitted fabrics that are used primarily in the production of bedding products, including mattresses, box springs, and mattress sets. The upholstery fabric business markets a variety of fabric products that are used in the production of residential and commercial upholstered furniture, sofas, recliners, chairs, loveseats, sectionals, sofa-beds, and office seating. Culp primarily markets fabrics that have broad appeal in the "good" and "better" priced categories of furniture and bedding.

Culp markets a variety of fabrics in different categories to its global customer base, including fabrics produced at our manufacturing facilities and fabrics produced by other suppliers. The company had eight active manufacturing plants and distribution facilities as of the end of fiscal 2010, which are located in North and South Carolina, Quebec, Canada, and Shanghai, China. We also source fabrics from other manufacturers, located primarily in China and Turkey, with almost all of those fabrics being produced specifically for the company and created by Culp designers. We operate distribution centers in North Carolina and Shanghai, China to facilitate distribution of our products. In recent fiscal years, the portion of total company sales represented by fabrics produced outside of the U.S. and Canada has increased, while sales of goods produced in the U.S. have decreased. This trend is due to the upholstery fabrics segment, where more than three-fourths of our sales now consist of fabrics produced in Asia.

Total net sales in fiscal 2010 were $206 million. The mattress fabrics segment had net sales of $115 million (56% of total net sales), while the upholstery fabrics segment had net sales of $91 million (44% of total net sales).

Sales increased in our upholstery fabrics segment and declined slightly in our mattress fabric segment during fiscal 2010 as compared to fiscal 2009. Weak business conditions in the home furnishings industry affected both of our business segments in the first half of the fiscal year. Although overall economic conditions remained weak, company performance in the second half of the fiscal year showed significant improvement, as compared to the previous year.

In mattress fabrics, knitted fabrics has been a growing portion of our sales, as consumer demand for this type of mattress panel covering has risen significantly. During fiscal 2009, we acquired the knitted fabrics business of Bodet & Horst USA, including its manufacturing operation in High Point, North Carolina, which had served as our primary source of knitted mattress fabric.

This acquisition has provided us with more control over our ability to supply bedding customers with this increasingly popular fabric type.

In the upholstery fabrics segment, the majority of our fabrics are produced by other manufacturers, but in most cases the company continues to control important components of the production process, such as design, finishing, quality control and distribution. Microdenier suedes and a variety of other fabrics are sourced in China through our sourcing, finishing and distribution operation located near Shanghai.

In recent years the company has aggressively positioned itself as a more flexible upholstery fabric producer and marketer, with a smaller fixed asset base than in prior fiscal years, and with a more variable cost structure that will allow us to take advantage of opportunities in the bedding and furniture industries as they occur. We believe the improved performance for fiscal 2010 reflects the benefits of a lean and agile operating platform along with a strong competitive position in both businesses.

Additional information about trends and developments in each of our business segments is provided in the "Segments" discussion below.

General Information

Culp, Inc. was organized as a North Carolina corporation in 1972 and made its initial public offering in 1983. Since 1997, our stock has been listed on the New York Stock Exchange and traded under the symbol "CFI." Our fiscal year is the 52 or 53 week period ending on the Sunday closest to April 30. Our executive offices are located in High Point, North Carolina.

Culp maintains an Internet website at www.culp.com. We will make this annual report and our other annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, available free of charge on our Internet site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Information included on our website is not incorporated by reference into this annual report.

Segments

Our two operating segments are mattress fabrics and upholstery fabrics. The following table sets forth certain information for each of our segments.

	Sales by Fiscal Year ($ in Millions) and Percentage of Total Company Sales					
Segment	**Fiscal 2010**		**Fiscal 2009**		**Fiscal 2008**	
Mattress Fabrics	$114.8	(56%)	$115.4	(57%)	$138.1	(54%)
Upholstery Fabrics						
Non-U.S.-Produced	$77.3	(37%)	$68.1	(33%)	$75.9	(30%)
U.S.-Produced	$14.3	(7%)	$20.4	(10%)	$40.0	(16%)
Total Upholstery	$91.6	(44%)	$88.5	(43%)	$115.9	(46%)
Total company	$206.4	(100%)	$203.9	(100%)	$254.0	(100%)

Additional financial information about our operating segments can be found in Note 20 to the Consolidated Financial Statements included in Item 8 of this report.

Mattress Fabrics. The mattress fabrics segment manufactures and markets mattress fabric to bedding manufacturers. These fabrics encompass woven jacquard fabric and knitted fabric. Culp Home Fashions has manufacturing facilities located in Stokesdale and High Point, North Carolina, and St. Jerome, Quebec, Canada. The Stokesdale and St. Jerome plants manufacture and finish jacquard (damask) fabric. The Stokesdale plant also finishes knit fabric, as well as houses the division offices and finished goods distribution capabilities. In August 2008, a third manufacturing plant facility was added when we acquired the knitted mattress fabrics business of Bodet & Horst USA, including its manufacturing facilities in High Point. We have also maintained flexibility in our supply of the major categories of mattress fabrics. All woven jacquard and knitted fabrics can be produced in multiple facilities, (internal or external to the company) providing us with mirrored, reactive capacity involving state of the art capabilities across plant facilities.

In recent fiscal years, we have taken significant steps to enhance our competitive position in this segment by consolidating all of our mattress fabrics manufacturing into these three manufacturing facilities. The company had capital expenditures during the period fiscal 2005 through 2010 totaling approximately $27 million, which primarily provided for the purchase of faster and more efficient weaving machines as well as increased knit machine capacity. These capital expenditures also provided high technology finishing equipment for woven and knitted fabric.

The Bodet & Horst USA, LP acquisition was another step to enhance and secure our competitive position, as we invested $11.4 million to purchase the manufacturing operation that had been serving as our primary source of knitted mattress fabric. Knitted fabrics have been an increasingly important category of mattress fabrics, with industry sales in this type of fabric growing much faster than other categories. The completion of this acquisition during fiscal 2009 not only secured our supply of knitted mattress fabrics, but allowed for improved supply logistics, greater control of product development, and accelerated responsiveness to our customers. Subsequent to this acquisition, the demand for knitted mattress fabrics has continued to grow. During fiscal 2010, we made further investments in knitting machines and finishing equipment.

Upholstery Fabrics. The upholstery fabrics segment markets fabrics for residential and commercial furniture, including jacquard woven fabrics, velvets, microdenier suedes, woven dobbies, knitted fabrics, and piece-dyed woven products. Historically, all of our upholstery fabrics had been produced in our U.S. manufacturing plants. However, in fiscal 2007, sales of upholstery fabrics made in non-U.S. locations, including our facilities in China, exceeded U.S.-produced sales for the first time. In fiscal 2010, sales of non-U.S. produced upholstery accounted for almost 84% of our upholstery sales.

The upholstery fabrics segment operates fabric manufacturing facilities in Anderson, South Carolina, and Shanghai, China. We market fabrics produced in these two locations, as well as a variety of upholstery fabrics sourced from third party producers, mostly in China.

As demand for U.S.-produced upholstery declined significantly, we took aggressive steps to reduce our U.S. manufacturing costs, capacity, and selling, general and administrative expenses. Our restructuring actions over the past several years reduced our U.S. upholstery operations to the one manufacturing plant in South Carolina and one upholstery distribution facility in Burlington, North Carolina.

During the time that U.S. upholstery operations were shrinking, we established operations in China and gradually expanded them over time to include a variety of activities. The facilities near Shanghai began operations in 2004 with a finishing and inspection operation, where goods woven in China by selected outside suppliers are treated with finishing processes and subjected to U.S. quality control measures before being distributed to customers. In subsequent fiscal years, a variety of finished goods (with no further finishing needed) began to be sourced through our China operations, and in fiscal 2006 the operation was expanded to include a facility where upholstery fabrics are cut and sewn into "kits" that are made to the specifications of furniture manufacturing customers in the U.S. Cut and sewn "kit" operations have become an important method for furniture producers to reduce production costs by moving a larger percentage of the labor component of furniture manufacturing to lower cost environments. Other recent developments in our China operations include expansion of our product development and design capabilities in China and further strengthening of key strategic partnerships with mills. We also expanded our marketing efforts to sell our China products in countries other than the U.S., including the Chinese local market.

Over the past decade, we have moved our upholstery business from one that relied on a large fixed capital base that is difficult to adjust to a more flexible and scalable marketer of upholstery fabrics that meets changing levels of customer demand. At the same time, we have attempted to maintain control of the most important "value added" aspects of our business, such as design, finishing, quality control, and logistics. This strategic approach has allowed us to limit our investment of capital in fixed assets and to lower the costs of our products significantly, while continuing to leverage our design and finishing expertise, industry knowledge and important relationships.

Despite a very difficult economic backdrop in fiscal 2010, our sales in the upholstery fabric category resulted in an annual increase of 3.4%, representing the first annual gain in ten fiscal years. Increased sales in the upholstery fabrics segment were primarily the result of gains achieved through implementation of a business strategy that included: 1) innovation in a low-cost environment, 2) speed to market execution, 3) consistent quality, 4) reliable service and lead times, and 5) increased recognition of and reliance on the Culp brand. A return to profitability in upholstery fabrics has been achieved through development of a unique business model that has enabled the upholstery segment to execute a strategy that we believe is clearly differentiated from competitors. In this way, we have maintained our ability to provide furniture manufacturers with products from every category of fabric used to cover upholstered furniture, and to meet continually changing demand levels and consumer preferences.

Overview of Industry and Markets

Culp markets products primarily to manufacturers that operate in three principal markets. The mattress fabrics segment supplies the bedding industry, which produces mattress sets (mattresses, box springs, and foundations). The upholstery fabrics segment supplies the residential furniture industry and, to a lesser extent, the commercial furniture industry. The residential furniture market includes upholstered furniture sold to consumers for household use, including sofas, sofa-beds, chairs, recliners and sectionals. The commercial furniture and fabrics market includes upholstered office seating and modular office systems sold primarily for use in offices and other institutional settings, and commercial textile wall covering. The principal industries into which the company sells products are described below.

Overview of Bedding Industry

After many years of steady growth, both in unit volume and average selling prices, the bedding industry experienced a decrease in overall sales in calendar 2009 and 2008, due to the weak economy and an especially weak housing market. According to the International Sleep Products Association (ISPA), a trade association, the U.S. wholesale bedding industry accounted for an estimated $5.7 billion in sales in 2009, an 8.4% decrease from 2008. According to industry statistics, specialty bedding producers, which produce mattresses that do not use inner spring construction, saw sales decrease by 11.7% in 2009. The industry is comprised of several hundred manufacturers, but the largest five manufacturers accounted for more than 63% of the total wholesale shipments in 2009, while the top fifteen accounted for approximately 81%. Until recently, the bedding industry has been mature and stable. However, during the past two fiscal years it has weakened due to economic pressures. On a long-term basis, the stability of this market has been due in part to replacement purchases, which account for the majority of bedding industry sales. The overall weakness in the bedding market during 2008 and 2009 reflected a slight decline in average selling prices for mattresses sold in the U.S. According to ISPA, wholesale sales of bedding decreased 8.4% in 2009 and the number of units sold decreased by 11.0%. However, more recent interim industry reports show year-over-year growth, with units and dollars increasing by 12.8% and 10.7%, respectively, on a year-to-date basis as of May 2010.

Unlike the residential furniture industry, which has faced intense competition from imports, the bedding industry has largely remained a North American based business with limited competition from imports. The primary reasons for this fact include: 1) the short lead times demanded by mattress manufacturers and retailers due to their quick service delivery model, 2) the limited inventories carried by manufacturers and retailers requires “just-in-time” delivery of product, 3) the customized nature of each manufacturer and retailer’s product lines, 4) high shipping and import duty costs, 5) the relatively low direct labor content in mattresses, and 6) strong brand recognition.

Other key trends in the bedding industry include:

- Consumers have become increasingly aware of and are concerned with the health benefits of better sleep. This has caused an increased focus on the quality of bedding products and an apparent willingness on the part of consumers to pay more for bedding.

- While mattress fabrics serve the functional purpose of providing a soft and durable cover, there is a growing emphasis on the design knitted or woven into the fabrics to appeal to the customer's visual attraction and perceived value of the mattress on the retail floor. Mattress fabric design efforts are based on current trends in home décor and fashion.

- Growth in non-traditional sources for retail mattress sales is now an important factor in home furnishings forecasts. These sales outlets, such as wholesale warehouse clubs and the internet, have the potential to increase overall consumption of goods due to convenience and high traffic volume which in turn result in higher turnover of product.

- Increased popularity of knitted fabric has continued. Knitted fabric was initially used primarily on premium mattresses, but these products are now being placed increasingly on mattresses at mid-range retail price points.

Overview of Residential Furniture Industry

The residential furniture industry has been severely affected by the global economic downturn. Declines in consumer spending and a very weak housing market led to significantly lower sales of residential furniture in 2008, a trend that continued into 2009. According to data published by the American Home Furnishings Alliance (AHFA), a trade association, prior to 2008 the residential furniture industry was mature and stable, with growth rates at or below the overall growth rate of the U.S. economy. However, shipments declined by 14.8% in 2008 compared to the prior year, and in 2009 retail furniture shipments dropped 18.1% compared to 2008. The overall weak demand for residential furniture has continued to affect the residential furniture industry, creating significant challenges for suppliers to the industry.

Other important trends and issues facing the residential furniture industry include:

- The sourcing of components and fully assembled furniture from overseas continues to play a major role in the residential furniture industry, although in 2008 and to a greater extent in 2009, the import rate declined. According to Furniture/Today, an industry trade publication, imports of residential furniture into the U.S. fell by 21% in 2009, following a decrease of 6% in 2008. By far, the largest source for these imports continues to be China, which now accounts for approximately 57% of total U.S. furniture imports. In past years, a large majority of furniture imports from China were wooden "casegoods," but there has been significant recent growth in imports of upholstered furniture components, including upholstery fabric and "cut and sewn kits" for furniture covers. This trend has been especially strong for leather furniture, and it now extends to other coverings, including microdenier suedes and the more traditional types of fabrics manufactured by the company. The shift to offshore sourcing has led to significant deflation in retail furniture prices.

- Imports of upholstery fabric, both in roll and in "kit" form, have increased in recent years. Fabrics entering the U.S. from China and other low labor cost countries are resulting in increased price competition in the upholstery fabric and upholstered furniture markets.

- Leather and suede upholstered furniture has been gaining market share over the last ten years. This trend has increased over the last six years in large part because selling prices of leather furniture have been declining significantly over this time period.

- The residential furniture industry has been consolidating at the manufacturing level for several years. The result of this trend is fewer, but larger, customers for marketers of upholstery fabrics.

Overview of Commercial Furniture Industry

The market for commercial furniture - furniture used in offices and other institutional settings - declined approximately 29.7% from 2008 to 2009, following a 2.3% decline the previous year. The decline in 2009 reflects economic trends affecting businesses, which are the ultimate customers in this industry. This trend appears to be continuing into 2010 along with weak overall business conditions. According to the Business and Institutional Furniture Manufacturer's Association (BIFMA), a trade association, the commercial furniture market in the U.S. totaled approximately $7.8 billion in 2009 in wholesale shipments by manufacturers, a substantial decline from the $11.2 billion total for 2008. This total represents a significant decrease from the industry's peak of $13.3 billion in 2000.

Products

As described above, our products include mattress fabrics and upholstery fabrics, which are the company's identified operating segments.

Mattress Fabrics Segment

Mattress fabrics segment sales constituted 56% of sales in fiscal 2010, and 57% in fiscal 2009. The company has emphasized fabrics that have broad appeal at prices generally ranging from $1.35 to $7.50 per yard.

Upholstery Fabrics Segment

Upholstery fabrics segment sales totaled 44% of sales for fiscal 2010, and 43% in fiscal 2009. The company has emphasized fabrics that have broad appeal at "good" and "better" prices, generally ranging from $2.75 to $8.00 per yard.

Culp Fabric Categories by Segment

We market products in most categories of fabric that manufacturers currently use for bedding and furniture. The following table indicates the product lines within each segment, and a brief description of their characteristics.

Mattress Fabrics

Woven jacquards	Florals and other intricate designs. Woven on complex looms using a variety of synthetic and natural yarns.
Specialty	Suedes, velours, and other specialty type products are sourced to offer diversity for higher end mattresses.
Knitted Fabric	Floral and other intricate designs produced on special-width circular knit machines utilizing a variety of synthetic and natural yarns. Knitted mattress fabrics have inherent stretching properties and spongy softness, which conforms well with layered foam packages.

Upholstery Fabrics

Woven jacquards	Elaborate, complex designs such as florals and tapestries in traditional, transitional and contemporary styles. Woven on intricate looms using a wide variety of synthetic and natural yarns.
Woven dobbies	Fabrics that use straight lines to produce geometric designs such as plaids, stripes and solids in traditional and country styles. Woven on less complicated looms using a variety of weaving constructions and primarily synthetic yarns.
Velvets	Soft fabrics with a plush feel. Produced with synthetic yarns, either by weaving or by "tufting" yarn into a base fabric. Basic designs such as plaids in both traditional and contemporary styles.
Suede fabrics	Fabrics woven or knitted using microdenier polyester yarns, which are piece dyed and finished, usually by sanding. The fabrics are typically plain or small jacquard designs, with some being printed. These are sometimes referred to as microdenier suedes, and some are "leather look" fabrics.

Manufacturing and Sourcing

Mattress Fabrics Segment

Our mattress fabrics segment operates three manufacturing plants, located in Stokesdale, North Carolina; High Point, North Carolina and St. Jerome, Quebec, Canada. Over the past six fiscal years, we made capital expenditures of approximately $27 million to consolidate all of our production of woven jacquards, or damask fabric, to two of these plants and to modernize the equipment, enhance and provide finishing capabilities and expand capacity in each of these facilities. The result has been an increase in manufacturing efficiency and a substantial reduction in operating costs. Jacquard mattress fabric is woven at the Stokesdale and St. Jerome plants, and knitted fabrics are produced at the High Point facility. Most finishing and inspection processes for mattress fabrics are conducted at the Stokesdale plant.

In addition to the mattress fabrics we manufacture, we have important supply arrangements in place that allow us to source mattress fabric from strategic suppliers. A portion of our woven jacquard fabric and knitted fabric is obtained from a supplier located in Turkey, based on designs created by Culp designers, and we are sourcing certain specialty fabric products (such as suedes and embroidered fabrics) through our China platform.

Upholstery Fabrics Segment

We currently operate one upholstery manufacturing facility in the U.S. and three in China. The U.S. plant is located in Anderson, South Carolina, and mainly produces velvet upholstery fabrics with some production of certain decorative fabrics.

Our upholstery manufacturing facilities in China are all located within the same industrial area near Shanghai. At these plants, we apply strategic value-added finishing processes to fabrics sourced from a limited number of strategic suppliers in China, and we inspect sourced fabric there as well. In addition, the Shanghai operations include facilities where sourced fabric is cut and sewn to provide "kits" that are designed to be placed on specific furniture frames designated by our customers.

A large portion of our upholstery fabric products, as well as certain elements of our production processes, are being sourced from outside suppliers. The development of our facilities in China has provided a base from which to access a variety of products, including certain fabrics (such as microdenier suedes) that are not produced anywhere within the U.S. We have found opportunities to develop significant relationships with key overseas suppliers that allow us to source products on a cost-effective basis while at the same time limiting our investment of capital in manufacturing assets. We source unfinished and finished fabrics from a limited number of strategic suppliers in China who are willing to commit significant capacity to meet our needs while working with our product development team to meet the demands of our customers. We also source a substantial portion of our yarns, both for U.S. and China upholstery operations, through our China facilities. The remainder of our yarn is obtained from other suppliers around the world, as we have eliminated our internal yarn production capabilities.

Product Design and Styling

Consumer tastes and preferences related to bedding and upholstered furniture change over time. The use of new fabrics and designs remains an important consideration for manufacturers to distinguish their products at retail and to capitalize on changes in preferred colors, patterns and textures. Culp's success is largely dependent on our ability to market fabrics with appealing designs and patterns. The process of developing new designs involves maintaining an awareness of broad fashion and color trends both in the United States and internationally.

Mattress Fabrics Segment

Design is an important element of producing mattress fabrics. Price point delineation is accomplished through fabric quality as well as variation in design. Additionally, a consumer will be drawn to the mattress that is most visually appealing when walking into the retail showroom. Fibers also play an important part in design. Rayon, organic cotton and recycled fibers are incorporated into the design process to allow the retailer to offer the consumer additional benefits related to their sleeping experience. Mattress fabric designs are not introduced on a scheduled season. More frequently, designs are introduced upon customer request as they plan introduction to their retailers. Additionally, we work closely with our customers on new design offerings around the major furniture markets such as High Point and Las Vegas.

Upholstery Fabrics Segment

The company has developed an upholstery fabrics design and product development team (with staff located in the U.S. and in China) with focus on designing for value primarily on body cloths, while promoting style leadership with pillow fabrics and color. The team searches continually for new ideas and for the best sources of raw materials, yarns and fabrics utilizing a China supply network. Using these design elements, they develop product offerings using ideas and materials which take both fashion trends and cost considerations into account, to offer products designed to meet the needs of furniture manufacturers and ultimately the desires of consumers. Upholstery fabric designs are introduced at major fabric trade conferences that occur twice a year in the United States (June and December). Recently we have become more aggressive in registering copyrights for popular fabric patterns and taking steps to discourage the illegal copying of our proprietary designs.

Distribution

Mattress Fabrics Segment

All of our shipments of mattress fabrics originate from our manufacturing facility in Stokesdale. Through arrangements with major customers and in accordance with industry practice, we maintain a significant inventory of mattress fabrics at our distribution facility in Stokesdale ("make to stock"), so that products may be shipped to customers with short lead times and on a "just in time" basis.

Upholstery Fabrics Segment

The majority of our upholstery fabrics are marketed on a "make to order" basis and are shipped directly from our distribution facilities in Burlington and Shanghai. In addition, an inventory comprising of a limited number of sourced fabric patterns is held at our distribution facilities in Burlington and Shanghai from which our customers can obtain quick delivery of sourced fabrics through a program known as "Culp Express." We have developed a revised marketing strategy for our U.S.-produced upholstery products, providing customers with very quick delivery on target products at key price points. This program, known as "Store House," is aimed at driving higher sales volume per fabric pattern and thus should result in improved manufacturing performance and lower unit costs for our U.S. upholstery operations, while employing a smaller fixed asset base. During fiscal 2010, market share opportunities have been expanded through strategic selling partnerships.

Sources and Availability of Raw Materials

Mattress Fabrics Segment

Raw materials account for approximately 70% of mattress fabric production costs. The mattress fabrics segment purchases synthetic yarns (polypropylene, polyester and rayon), certain greige (unfinished) goods, latex adhesives, laminates, dyes and other chemicals. Most of these materials are available from several suppliers, and prices fluctuate based on supply and demand, the general rate of inflation, and particularly on the price of petrochemical products. The mattress fabrics segment has generally not had significant difficulty in obtaining raw materials.

Upholstery Fabrics Segment

Raw materials account for approximately 50%-60% of upholstery fabric manufacturing costs for products the company manufactures. This segment purchases synthetic yarns (polypropylene, polyester, acrylic and rayon), acrylic staple fiber, latex adhesives, dyes and other chemicals from various suppliers.

The upholstery fabric segment has outsourced all of its yarn requirements, and thus it has become more dependent upon suppliers for components yarn. In addition, we have outsourced a number of our U.S. upholstery fabric manufacturing services to suppliers, such as extrusion of yarn and upholstery fabric finishing. Although U.S. produced fabrics are a decreasing portion of our upholstery business, increased reliance by both our U.S. and China upholstery operations on outside suppliers for basic production needs such as base fabrics, yarns, and finishing services has caused the upholstery fabrics segment to become more vulnerable to price increases, delays, or production interruptions caused by problems within businesses that we do not control.

Both Segments

Many of our basic raw materials are petrochemical products or are produced from such products. For this reason, our material costs are especially sensitive to changes in prices for petrochemicals and the underlying price of oil. In addition, the financial condition and performance of a number of U.S.-based yarn suppliers has been severely impacted by the reductions in the overall size of the U.S. textile industry over the last several years. These conditions have increased the risk of business failures or further consolidations among the suppliers to the North American-based portions of our business. This situation could cause additional disruptions and pricing pressures in our supply of certain raw materials, yarns, and textile services obtained in the U.S. as overall demand for textiles produced in the U.S. declines.

Seasonality

Mattress Fabrics Segment

The mattress fabrics business and the bedding industry in general are slightly seasonal, with sales being the highest in late spring and late summer, with another peak in mid-winter.

Upholstery Fabrics Segment

The upholstery fabrics business is somewhat seasonal, with increased sales during our second and fourth fiscal quarters. This seasonality results from one-week closings of our manufacturing facilities and the facilities of most of our customers in the United States during our first and third fiscal quarters for the holiday weeks of July 4th and Christmas. This effect is becoming less pronounced as a larger portion of our fabrics are produced or sold in locations outside of the United States. However, the Chinese New Year (which occurs in January or February each year) can cause increased demand for products produced in China during the period immediately preceding the holiday.

Competition

Competition for our products is high and is based primarily on price, design, quality, timing of delivery and service.

Mattress Fabrics Segment

The mattress fabrics market is concentrated in a few relatively large suppliers. We believe our principal mattress fabric competitors are Bekaert Textiles B.V., Global Textile Alliance and several smaller companies producing knitted and other fabric.

Upholstery Fabrics Segment

In the upholstery fabric market, we compete against a large number of companies, ranging from a few large manufacturers comparable in size to the company to small producers, and a growing number of "converters" of fabrics (companies who buy and re-sell, but do not manufacture fabrics). We believe our principal upholstery fabric competitors are Richloom Fabrics, Merrimack Fabrics, Morgan Fabrics, and Specialty Textile, Inc. (or STI), plus a large number of smaller competitors (both manufacturers and converters).

Today, there is significant increased competition in U.S. markets by foreign producers of upholstery fabric, furniture components and finished upholstery furniture (as well as sales in the U.S. of leather furniture produced overseas which competes with upholstered furniture for market share). Foreign manufacturers often are able to produce upholstery fabric and other components of furniture with significantly lower raw material and production costs (especially labor) than those of our U.S. operations and other U.S.-based manufacturers. We compete with lower cost foreign goods on the basis of design, quality, reliability and speed of delivery. In addition, our operations in China allow us to facilitate the sourcing and marketing of goods produced in China.

The trend in the upholstery fabrics industry to greater overseas competition and the entry of more converters has caused the upholstery fabrics industry to become substantially more fragmented in recent years, with lower barriers to entry. This has resulted in a larger number of competitors selling upholstery fabrics, with an increase in competition based on price.

Environmental and Other Regulations

We are subject to various federal and state laws and regulations, including the Occupational Safety and Health Act ("OSHA") and federal and state environmental laws, as well as similar laws governing our manufacturing facilities in China and Canada. We periodically review our compliance with these laws and regulations in an attempt to minimize the risk of violations.

Our operations involve a variety of materials and processes that are subject to environmental regulation. Under current law, environmental liability can arise from previously owned properties, leased properties and properties owned by third parties, as well as from properties currently owned and leased by the company. Environmental liabilities can also be asserted by adjacent landowners or other third parties in toxic tort litigation.

In addition, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), and analogous state statutes, liability can be imposed for the disposal of waste at sites targeted for cleanup by federal and state regulatory authorities. Liability under CERCLA is strict as well as joint and several.

The U.S. Congress is currently considering legislation to address climate change that is intended to reduce overall green house gas emissions, including carbon dioxide. In addition, the U.S. Environmental Protection Agency has made a determination that green house gas emissions may be a threat to human health and the environment. International agreements may also result in new regulations on green house gas emissions. It is uncertain if, when, and in what form, a mandatory carbon dioxide emissions reduction program may be enacted either through legislation or regulation. However, if enacted, this type of program could materially increase our operating costs, including costs of raw materials, transportation and electricity. It is difficult to predict the extent to which any new rules or regulations would impact our business, but we would expect the effect on our operations to be similar to that for other manufacturers, particularly those in our industry.

We are periodically involved in environmental claims or litigation and requests for information from environmental regulators. Each of these matters is carefully evaluated, and the company provides for environmental matters based on information presently available. Based on this information, we do not believe that environmental matters will have a material adverse effect on either the company's financial condition or results of operations. However, there can be no assurance that the costs associated with environmental matters will not increase in the future.

See the discussion of a current environmental claim against the company below in Item 3 — "Legal Proceedings."

Employees

As of May 2, 2010, we had 1,085 employees, compared to 1,047 at the end of fiscal 2009, and 1,087 at the end of fiscal 2008. Overall, the number of employees decreased over the last five fiscal years in connection with our restructuring initiatives and efforts to reduce U.S. upholstery fabrics manufacturing costs, as well as initiatives to outsource certain operations. The number of employees located in the U.S. has decreased even more dramatically, while the number of employees in China has increased (see table below).

The hourly employees at our manufacturing facility in Canada (approximately 16% of the company's workforce) are represented by a local, unaffiliated union. The collective bargaining agreement for these employees expires on February 1, 2011. We are not aware of any efforts to organize any more of our employees, and we believe our relations with our employees are good.

The following table illustrates the changes in the location of our workforce and number of employees, as of year-end, over the past five fiscal years.

	Number of Employees				
	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006
Mattress Fabrics Segment	430	420	373	361	351
Upholstery Fabrics Segment					
United States	123	119	230	297	659
China	528	504	481	479	270
Total Upholstery Fabrics Segment	651	623	711	776	929
Unallocated corporate	4	4	3	3	3
Total	1,085	1,047	1,087	1,140	1,283

Customers and Sales

Mattress Fabrics Segment

Major customers for our mattress fabrics include the leading bedding manufacturers: Sealy, Serta (National Bedding), and Simmons. The loss of one or more of these customers would have a material adverse effect on the company. Our largest customer in the mattress fabrics segment is the parent company of Serta and Simmons (controlled by Ares Management, LLC and Ontario Teachers&apos), accounting for approximately 22% of the company's overall sales in fiscal 2010. Our mattress fabrics customers also include many small and medium-size bedding manufacturers.

Upholstery Fabrics Segment

Our major customers for upholstery fabrics are leading manufacturers of upholstered furniture, including Ashley, Bassett, Berkline/Benchcraft, Best Home Furnishings, Flexsteel, Furniture Brands International (Broyhill and Lane), Klaussner Furniture, La-Z-Boy (La-Z-Boy Residential, Bauhaus, and England) and Southern Motion. Major customers for the company's fabrics for commercial furniture include HON Industries. Our largest customer in the upholstery fabrics segment is La-Z-Boy Incorporated, the loss of which would have a material adverse effect on the company. Our sales to La-Z-Boy accounted for approximately 12% of the company's total net sales in fiscal 2010.

The following table sets forth the company's net sales by geographic area by amount and percentage of total net sales for the three most recent fiscal years.

Net Sales by Geographic Area

(dollars in thousands)

	Fiscal 2010		Fiscal 2009		Fiscal 2008	
United States	160,360	77.7%	$160,290	78.6%	$202,701	79.8%
North America (Excluding USA)	11,654	5.6	14,440	7.1	18,880	7.4
Far East and Asia	31,856	15.4	27,509	13.5	28,465	11.2
All other areas	2,546	1.2	1,699	0.8	4,000	1.6
Subtotal (International)	46,056	22.3	43,648	21.4	51,435	20.2
Total	206,416	100%	$203,938	100.0%	$254,046	100.0%

For additional segment information, see Note 20 in the consolidated financial statements.

Backlog

Mattress Fabrics Segment

The backlog for mattress fabric is not a reliable predictor of future shipments because the majority of sales are on a just-in-time basis.

Upholstery Fabrics Segment

Although it is difficult to predict the amount of backlog that is "firm," we have reported the portion of the upholstery fabric backlog from customers with confirmed shipping dates within five weeks of the end of the fiscal year. On May 2, 2010, the portion of the upholstery fabric backlog with confirmed shipping dates prior to June 6, 2010 was $9.0 million, all of which are expected to be filled early during fiscal 2010, as compared to $8.3 million as of the end of fiscal 2009 (for confirmed shipping dates prior to June 7, 2009).

ITEM 1A. RISK FACTORS

Our business is subject to risks and uncertainties. In addition to the matters described above under "Cautionary Statement Concerning Forward-Looking Information," set forth below are some of the risks and uncertainties that could cause a material adverse change in our results of operations or financial condition.

A continuation of the current economic downturn could result in declines in our sales and earnings.

Overall demand for our products depends upon consumer demand for furniture and bedding, which is subject to variations in the general economy. Because purchases of furniture or bedding are discretionary purchases for most individuals and businesses, demand for these products is sometimes more easily influenced by economic trends than demand for other products. Economic downturns can affect consumer spending habits and demand for home furnishings, which reduces the demand for our products and therefore could cause a decrease in our sales and earnings. The ongoing economic slowdown has caused a decrease in consumer spending and demand for home furnishings, including goods that incorporate our products.

It has been difficult to maintain and increase sales levels in the upholstery fabrics segment.

Although sales increased in fiscal 2010 for our upholstery fabrics segment, this was the first annual increase in sales for this business in ten fiscal years. Increased competition and fragmentation of the upholstery fabrics business, including a dramatic shift to imported fabrics and resulting price deflation for upholstery fabrics, have led to a significant reduction in the size of our upholstery business. The growth and profitability achieved by this segment in fiscal 2010 are encouraging, but there is no assurance that we will be able to maintain or consistently grow this business in the future.

Increased reliance on offshore operations and foreign sources of products or raw materials increases the likelihood of disruptions to our supply chain or our ability to deliver products to our customers on a timely basis.

We now rely significantly on operations in distant locations, particularly China, and in addition we have been purchasing an increasing share of our products and raw materials from offshore sources. At the same time, our domestic manufacturing capacity for the upholstery fabrics segment has been greatly reduced. These changes have caused us to place greater reliance on a much longer supply chain and on a larger number of suppliers that we do not control, both of which are inherently subject to greater risks of delay or disruption. In addition, operations and sourcing in foreign areas are subject to the risk of changing local governmental rules, taxes, changes in import rules or customs, potential political unrest, or other threats that could disrupt or increase the costs of operating in foreign areas or sourcing products overseas. Changes in the value of the U.S. dollar versus other currencies can affect our financial results because a significant portion of our operations are located outside the United States. Strengthening of the U.S. dollar against other currencies can have a negative impact on our sales of products produced in those countries. Any of the risks associated with foreign operations and sources could cause unanticipated increases in operating costs or disruptions in business, which could negatively impact our ultimate financial results.

We may have difficulty managing the outsourcing arrangements increasingly being used for products and services.

We are relying more on outside sources for various products and services, including yarn and other raw materials, greige (unfinished) fabrics, finished fabrics, and services such as weaving and finishing. Increased reliance on outsourcing lowers our capital investment and fixed costs, but it decreases the amount of control that we have over certain elements of our production capacity. Interruptions in our ability to obtain raw materials or other required products or services from our outside suppliers on a timely and cost effective basis, especially if alternative suppliers cannot be immediately obtained, could disrupt our production and damage our financial results.

Further write-offs or write-downs of assets would result in a decrease in our earnings and shareholders' equity.

The company has long-lived assets, consisting mainly of property, plant and equipment and goodwill. ASC Topic 360 establishes an impairment accounting model for long-lived assets such as property, plant, and equipment and requires the company to assess for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recovered. ASC Topic 350 requires that goodwill be tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recovered. Restructuring activities and other tests for impairment have resulted and could in the future result in the write-down of a portion of our long-lived assets and a corresponding reduction in earnings and net worth. In fiscal 2008, the company experienced asset write-downs of property, plant and equipment of $792,000, of which $503,000 related to the upholstery fabrics segment and $289,000 related to the mattress fabrics segment. In fiscal 2009, we experienced an additional $8 million in similar write-downs in the upholstery fabrics segment. Although no write-downs were experienced in fiscal 2010, there is no assurance that future write-downs of fixed assets or goodwill will not occur if business conditions deteriorate.

Changes in the price, availability and quality of raw materials could increase our costs or cause production delays and sales interruptions, which would result in decreased earnings.

We depend upon outside suppliers for most of our raw material needs, and increasingly we rely upon outside suppliers for component materials such as yarn and unfinished fabrics, as well as for certain services such as finishing and weaving. Fluctuations in the price, availability and quality of these goods and services could have a negative effect on our production costs and ability to meet the demands of our customers, which would affect our ability to generate sales and earnings. In many cases, we are not able to pass through increased costs of raw materials or increased production costs to our customers through price increases. In particular, many of our basic raw materials are petrochemical products or are produced from such products. For this reason, our material costs are especially sensitive to changes in prices for petrochemicals and the underlying price of oil. Increases in prices for oil, petrochemical products or other raw materials and services provided by outside suppliers could significantly increase our costs and negatively affect earnings.

Increases in energy costs would increase our operating costs and could adversely affect earnings.

Higher prices for electricity, natural gas and fuel increase our production and shipping costs. A significant shortage, increased prices, or interruptions in the availability of these energy sources would increase the costs of producing and delivering products to our customers, and would be likely to adversely affect our earnings. In many cases, we are not able to pass along the full extent of increases in our production costs to customers through price increases. During fiscal 2008, energy prices increased significantly, in part due to increases in the price of oil and other petrochemical products. Although some price increases were implemented to offset the effect of these increased costs, we were not able to fully recoup these costs, and operating margins were negatively affected. Energy costs eased somewhat in fiscal 2009 and 2010, but remain a volatile element of our costs. Further increases in energy costs could have a negative effect on our earnings.

Business difficulties or failures of large customers could result in a decrease in our sales and earnings.

We currently have several customers that account for a substantial portion of our sales. In the mattress fabric segment, several large bedding manufacturers have large market shares and comprise a significant portion of our mattress fabric sales, with Sealy, Inc. and Serta (National Bedding) accounting for approximately 22% of consolidated net sales in fiscal 2010. In the upholstery fabrics segment, La-Z-Boy Incorporated accounted for approximately 12% of consolidated net sales during fiscal 2010, and several other large furniture manufacturers comprised a significant portion of sales. A business failure or other significant financial difficulty by one or more of our major customers could cause a significant loss in sales, an adverse effect on our earnings, and difficulty in collection of our trade accounts receivable.

Loss of market share due to competition would result in declines in sales and could result in losses or decreases in earnings.

Our business is highly competitive, and in particular the upholstery fabric industry is fragmented and is experiencing an increase in the number of competitors. As a result, we face significant competition from a large number of competitors, both foreign and domestic. We compete with many other manufacturers of fabric, as well as converters who source fabrics from various producers and market them to manufacturers of furniture and bedding. In many cases, these fabrics are sourced from foreign suppliers who have a lower cost structure than the company. The highly competitive nature of our business means we are constantly subject to the risk of losing market share. Our sales of upholstery fabrics have decreased significantly over the past ten fiscal years due in part to the increased number of competitors in the marketplace, especially foreign sources of fabric. As a result of increased competition, there have been deflationary pressures on the prices for many of our products, which make it more difficult to pass along increased operating costs such as raw materials, energy or labor in the form of price increases and puts downward pressure on our profit margins. Also, the large number of competitors and wide range of product offerings in our business can make it more difficult to differentiate our products through design, styling, finish and other techniques.

If we fail to anticipate and respond to changes in consumer tastes and fashion trends, our sales and earnings may decline.

Demand for various types of upholstery fabrics and mattress coverings change over time due to fashion trends and changing consumer tastes for furniture and bedding. Our success in marketing our fabrics depends upon our ability to anticipate and respond in a timely manner to fashion trends in home furnishings. If we fail to identify and respond to these changes, our sales of these products may decline. In addition, incorrect projections about the demand for certain products could cause the accumulation of excess raw material or finished goods inventory, which could lead to inventory mark-downs and further decreases in earnings.

Restructuring initiatives create short-term costs that may not be offset by increased savings or efficiencies.

Over several years prior to the most recent fiscal year, we undertook significant restructuring activities, which involved closing manufacturing plants, realigning manufacturing assets, and changes in product strategy. These actions lowered our manufacturing costs and increased efficiency, but they also involved significant costs, including inventory markdowns, the write-off or write-down of assets, severance costs for terminated employees, contract termination costs, equipment moving costs, and similar charges. These charges caused significant decreases in earnings in prior fiscal years. There were no new restructuring initiatives in fiscal 2010, and we do not have any current plans for additional restructuring activities, but a significant and unanticipated downturn in business could lead to additional restructuring changes in the future.

We are subject to litigation and environmental regulations that could adversely impact our sales and earnings.

We are, and in the future may be, a party to legal proceedings and claims, including environmental matters, product liability and employment disputes, some of which claim significant damages. We face the continual business risk of exposure to claims that our business operations have caused personal injury or property damage. We maintain insurance against product liability claims and in some cases have indemnification agreements with regard to environmental claims, but there can be no assurance that these arrangements will continue to be available on acceptable terms or that such arrangements will be adequate for liabilities actually incurred. Given the inherent uncertainty of litigation, there can be no assurance that claims against the company will not have a material adverse impact on our earnings or financial condition. We are also subject to various laws and regulations in our business, including those relating to environmental protection and the discharge of materials into the environment. We could incur substantial costs as a result of noncompliance with or liability for cleanup or other costs or damages under environmental laws or other regulations.

We must comply with a number of governmental regulations applicable to our business, and changes in those regulations could adversely affect our business.

Our products and raw materials are and will continue to be subject to regulation in the United States by various federal, state and local regulatory authorities. In addition, other governments and agencies in other jurisdictions regulate the manufacture, sale and distribution of our products and raw materials. For example, standards for flame resistance of fabrics have been recently adopted on a nationwide basis. Also, rules and restrictions regarding the importation of fabrics and other materials, including custom duties, quotas and other regulations, are continually changing. Environmental laws, labor laws, tax regulations and other regulations continually affect our business. All of these rules and regulations can and do change from time to time, which can increase our costs or require us to make changes in our manufacturing processes, product mix, sources of products and raw materials, or distribution. Changes in the rules and regulations applicable to our business may negatively impact our sales and earnings.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters are located in High Point, North Carolina. As of the end of fiscal 2010, we owned or leased eight active manufacturing and distribution facilities and our corporate headquarters. The following is a list of our principal administrative, manufacturing and distribution facilities. The manufacturing facilities and distribution centers are organized by segment.

Location	Principal Use	Approx. Total Area (Sq. Ft.)	Expiration of Lease (1)
• **Administrative:**			
High Point, North Carolina (2)	Upholstery fabric division offices and corporate headquarters	56,880	2019
• **Mattress Fabrics:**			
Stokesdale, North Carolina	Manufacturing, distribution, and division offices	230,000	Owned
High Point, North Carolina	Manufacturing	63,522	2010
St. Jerome, Quebec, Canada	Manufacturing	202,500	Owned
• **Upholstery Fabrics:**			
Anderson, South Carolina	Manufacturing	99,000	Owned
Burlington, North Carolina	Finished goods distribution	67,330	2010
Shanghai, China	Manufacturing and offices	69,000	2012
Shanghai, China	Manufacturing and warehousing	90,000	2012
Shanghai, China	Manufacturing and warehousing	101,632	2013

(1) Includes all options to renew.
(2) We are currently occupying the entire building. In the event we elect to renew the lease on April 1, 2012, the leased premises during any renewal period (see note 4 to the consolidated financial statements) will be 1/3 of the current occupied space of 56,880 square feet.

We believe that our facilities are in good condition, well-maintained and suitable and adequate for present utilization. In the upholstery fabrics segment, we have the ability to source upholstery fabric from outside suppliers to meet current and expected demand trends and further increase our output of finished goods. This ability to source upholstery fabric is part of our long-term strategy to have a low-cost platform that is scalable, but not capital intensive. In the mattress fabrics segment, management has estimated that it is currently performing at near capacity. In response, we had capital expenditures of $6.6 million in fiscal 2010 and plan to continue our significant level of capital spending in fiscal 2011 for modernizing and expanding our woven and knit capacities. Also, we have the ability to source additional mattress fabric from outside suppliers to further increase our ultimate output of finished goods.

ITEM 3. LEGAL PROCEEDINGS

A lawsuit was filed against the company and other defendants (Chromatex, Inc., Rossville Industries, Inc., Rossville Companies, Inc. and Rossville Investments, Inc.) on February 5, 2008 in United States District Court for the Middle District of Pennsylvania. The plaintiffs are Alan Shulman, Stanley Siegel, Ruth Cherenson as Personal Representative of Estate of Alan Cherenson, and Adrienne Rolla and M.F. Rolla as Executors of the Estate of Joseph Byrnes. The plaintiffs were partners in a general partnership that formerly owned a manufacturing plant in West Hazleton, Pennsylvania (the "Site"). Approximately two years after this general partnership sold the Site to defendants Chromatex, Inc. and Rossville Industries, Inc. the company leased and operated the Site as part of the company's Rossville/Chromatex division. The lawsuit involves court judgments that have been entered against the plaintiffs and against defendant Chromatex, Inc. requiring them to pay costs incurred by the United States Environmental Protection Agency ("USEPA") responding to environmental contamination at the Site, in amounts approximating $8.6 million, plus unspecified future environmental costs. Neither USEPA nor any other governmental authority has asserted any claim against the company on account of these matters. The plaintiffs seek contribution from the company and other defendants and a declaration that the company and the other defendants are responsible for environmental response costs under environmental laws and certain agreements. The plaintiffs also assert that the company tortiously interfered with contracts between them and other defendants in the case and diverted assets to prevent the plaintiffs from being paid monies owed to them. The company does not believe it has any liability for the matters described in this litigation and intends to defend itself vigorously. In addition, the company has an indemnification agreement with certain other defendants in the litigation pursuant to which the other defendants agreed to indemnify the company for any damages it incurs as a result of the environmental matters that are subject of this litigation. For these reasons, no reserve has been recorded.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Registrar and Transfer Agent

Computershare Trust Company, N.A.
c/o Computershare Investor Services
Post Office Box 43078
Providence, Rhode Island 02940-3078
(800) 254-5196
(781) 575-2879 (Foreign shareholders)
www.computershare.com/investor

Stock Listing

Culp, Inc. common stock is traded on the New York Stock Exchange ("NYSE") under the symbol CFI. As of May 2, 2010, Culp, Inc. had approximately 2,200 shareholders based on the number of holders of record and an estimate of individual participants represented by security position listings.

On January 29, 2010, we received notification from the NYSE that we regained compliance with the NYSE's quantitative continued listing standards. In accordance with the NYSE's Listed Company Manual, the company will be subject to a 12-month follow up period of review to ensure the company does not once again fall below the NYSE's continued listing standards. We received a letter of noncompliance from the NYSE on December 11, 2008, notifying us that we had fallen below both the minimum shareholders' equity and market capitalization requirements for continued listing on the NYSE. According to the January 2010 letter from the NYSE, our reinstatement to compliance comes as a result of our consistent and positive performance commensurate with the business plan submitted to the NYSE, and our compliance with the NYSE's minimum market capitalization and shareholders' equity requirements over the past two quarters.

Analyst Coverage

These analysts cover Culp, Inc.:

Raymond, James & Associates - Budd Bugatch, CFA

Value Line – Craig Sirois

Dividends and Share Repurchases; Sales of Unregistered Securities

We have not paid a cash dividend nor repurchased any of our common stock from our shareholders during the past three fiscal years. There were no sales of unregistered securities during fiscal 2010.

Performance Comparison

The following graph shows changes over the five fiscal years ending May 2, 2010 in the value of $100 invested in (1) the common stock of the company, (2) the Hemscott Textile Manufacturing Group Index (formerly named Core Data Textile Manufacturing Group Index) reported by Standard and Poor's, consisting of twelve companies (including the company) in the textile industry, and (3) the Standard & Poor's 500 Index.

The graph assumes an initial investment of $100 at the end of fiscal 2005 and the reinvestment of all dividends during the periods identified.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Culp, Inc., the S&P 500 Index
and Hemscott Textile Industrial Group



$300
$250
$200
$150
$100
$50
$0
4/05
4/06
4/07
4/08
4/09
4/10
Culp, Inc.
S&P 500
Hemscott Textile Industrial Group

*$100 invested on 4/30/05 in stock or index, including reinvestment of dividends.
Fiscal year ending April 30.

Market Information

See Item 6, Selected Financial Data, and Selected Quarterly Data in Item 8, for market information regarding the company's common stock.

ITEM 6. SELECTED FINANCIAL DATA

(amounts in thousands)		*fiscal 2010*	*fiscal 2009*	*fiscal 2008*	*fiscal 2007*	*fiscal 2006*	*percent change 2010/2009*
INCOME (LOSS) STATEMENT DATA							
net sales	$	206,416	203,938	254,046	250,533	261,101	1.2 %
cost of sales (6)		167,639	179,286	220,887	219,328	237,233	(6.5)
gross profit		38,777	24,652	33,159	31,205	23,868	57.3
selling, general, and administrative expenses (6)		22,805	19,751	23,973	27,030	28,954	15.5
restructuring (credit) expense (6)		(370)	9,471	886	3,534	10,273	N.M.
income (loss) from operations		16,342	(4,570)	8,300	641	(15,359)	N.M.
interest expense		1,314	2,359	2,975	3,781	4,010	(44.3)
interest income		(116)	(89)	(254)	(207)	(126)	30.3
other expense		828	43	736	68	634	N.M.
income (loss) before income taxes		14,316	(6,883)	4,843	(3,001)	(19,877)	(308.0)
income taxes		1,128	31,959	(542)	(1,685)	(8,081)	N.M.
net income (loss)	$	13,188	(38,842)	5,385	(1,316)	(11,796)	(134.0)
depreciation (7)	$	4,010	6,712	5,548	7,849	14,362	(40.3)
weighted average shares outstanding		12,709	12,651	12,624	11,922	11,567	0.5
weighted average shares outstanding, assuming dilution		13,057	12,651	12,765	11,922	11,567	3.2
PER SHARE DATA							
net income (loss) per share - basic	$	1.04	(3.07)	0.43	(0.11)	(1.02)	(133.8)
net income (loss) per share - diluted		1.01	(3.07)	0.42	(0.11)	(1.02)	(132.9)
book value	$	4.83	3.76	6.83	6.29	6.39	28.5
BALANCE SHEET DATA							
operating working capital (5)	$	22,979	23,503	38,368	46,335	44,907	(2.2) %
property, plant and equipment, net		28,403	24,253	32,939	37,773	44,639	17.1
total assets		112,598	95,294	148,029	159,946	157,467	18.2
capital expenditures		7,397	3,160	6,928	4,227	6,470	134.1
long-term debt and lines of credit (1)		11,687	16,368	21,423	40,753	47,722	(28.6)
shareholders' equity		63,047	48,031	86,359	79,077	74,523	31.3
capital employed (3)		53,416	52,602	102,868	109,661	112,531	1.5
RATIOS & OTHER DATA							
gross profit margin		18.8%	12.1%	13.1%	12.5%	9.1%	
operating income (loss) margin		7.9%	(2.2)%	3.3%	0.3%	(5.9)%	
net income (loss) margin		6.4%	(19.0)%	2.1%	(0.5)%	(4.5)%	
effective income tax rate		7.9%	(464.3)%	(11.2)%	56.1%	40.7%	
long-term debt to total capital employed ratio (1)		21.9%	31.1%	20.8%	37.2%	42.4%	
operating working capital turnover (5)		9.0	6.4	5.8	5.3	5.0	
days sales in receivables		35	32	37	41	39	
inventory turnover		6.7	6.0	5.8	5.7	5.4	
STOCK DATA							
stock price							
high	$	16.98	7.91	12.30	8.52	5.23	
low		3.50	1.30	6.12	4.24	3.83	
close		11.94	4.40	7.53	8.50	4.64	
P/E ratio (2)							
high (4)		17	N.M.	29	N.M.	N.M.	
low (4)		3	N.M.	15	N.M.	N.M.	
daily average trading volume (shares)		80.1	19.2	38.3	17.8	12.5	

(1) Long-term debt includes long-term and current maturities of long-term debt and lines of credit.
(2) P/E ratios based on trailing 12-month net income per share.
(3) Capital employed includes long-term and current maturities of long-term debt, lines of credit, and shareholders' equity, offset by cash and cash equivalents. and short-term investments.
(4) N.M – Not meaningful
(5) Operating working capital for this calculation is accounts receivable and inventories, offset by accounts payable.
(6) The company incurred restructuring and related charges (credits) in fiscal 2006 through 2010. See note 3 of the company's consolidated financial statements.
(7) Includes accelerated depreciation of $2.1 $1.2, $5.0 and $6.0 million for fiscal 2009, 2007, and 2006, respectively. No accelerated depreciation was recorded in fiscal 2010 and 2008.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes attached thereto.

Overview

Our fiscal year is the 52 or 53 week period ending on the Sunday closest to April 30. Fiscal 2010, 2009, and 2008 included 52 weeks, 53 weeks, and 52 weeks, respectively. Our operations are classified into two business segments: mattress fabrics and upholstery fabrics. The mattress fabrics segment manufactures, sources, and sells fabrics to bedding manufacturers. The upholstery fabrics segment sources, manufacturers and sells fabrics primarily to residential and commercial (contract) furniture manufacturers.

We evaluate the operating performance of our segments based upon income (loss) from operations before restructuring and related charges (credits), certain unallocated corporate expenses, and other non-recurring items. Cost of sales in both segments include costs to manufacture or source our products, including costs such as raw material and finished goods purchases, direct and indirect labor, overhead and incoming freight charges. Unallocated corporate expenses primarily represent compensation and benefits for certain executive officers and all costs related to being a public company. Segment assets include assets used in the operation of each segment and primarily consist of accounts receivable, inventories, and property, plant and equipment. The mattress fabrics segment also includes in segment assets, assets held for sale, goodwill, and non-compete agreements associated with certain acquisitions. The upholstery fabrics segment also includes assets held for sale in segment assets.

We reported net sales of $206.4 million in fiscal 2010, an increase of 1.2%, compared with $203.9 million for fiscal 2009. Also, we reported net sales of $57.2 million in the fourth quarter of fiscal 2010, an increase of 20%, compared with $47.8 million in the fourth quarter of fiscal 2009. The increase in net sales represents favorable growth trends in both our mattress fabric and upholstery fabric segments.

We reported pre-tax income of $14.3 million in fiscal 2010 compared with a pre-tax loss of $6.9 million in fiscal 2009. The pre-tax loss in fiscal 2009 included restructuring and related charges of $13.1 million. Of the $13.1 million restructuring and related charges, $11.5 million and $1.6 million represented non-cash and cash charges, respectively. We reported net income of $13.2 million in fiscal 2010, or $1.01 per diluted share, compared with a net loss of $38.8 million in fiscal 2009, or $3.07 per diluted share. The net loss for fiscal 2009 included a $27.2 million non-cash charge, or $2.15 per diluted share, for the establishment of a valuation allowance against substantially all of our net deferred tax assets, and $13.1 million, or $1.03 per diluted share, in restructuring and related charges noted above.

The mattress fabric segment reported net sales of $114.8 million in fiscal 2010 compared with $115.4 million for fiscal 2009. Although mattress fabric sales remained flat in fiscal 2010, mattress fabric net sales increased 26% in the fourth quarter of fiscal 2010 compared with the fourth quarter of fiscal 2009. This increase in the fourth quarter reflects significant improvement in consumer demand in the bedding industry and the closure of a key competitor in late calendar

2009. Segment operating income was $15.5 million in fiscal 2010 compared with $13.2 million in fiscal 2009. Operating margins improved to 13.5% in fiscal 2010 compared with 11.5% in fiscal 2009. The increase in operating income and margins is primarily due to favorable raw material pricing stemming from our global sourcing efforts, a sales shift to higher margin products, and the efficiency gains made possible from our capital investment programs.

The upholstery fabric segment reported net sales of $91.6 million in fiscal 2010, an increase of 3.4%, compared with $88.5 million for fiscal 2009. This increase represents the first annual sales gain for the upholstery fabric segment in ten fiscal years. In addition, upholstery fabric net sales increased 13% in the fourth quarter of fiscal 2010 compared with the fourth quarter of fiscal 2009. Operating income for fiscal 2010 was $6.0 million compared with an operating loss of $1.5 million for fiscal 2009, representing a $7.5 million turnaround. This substantial improvement in operating income was primarily due to a multi-year restructuring process that established a leaner and more agile manufacturing platform, including a wholly-owned business located in China that is scalable, but not capital intensive.

Throughout fiscal 2010, we strengthened our financial position and generated significant cash flow despite an unfavorable economic environment. Our cash and cash equivalents and short-term investments totaled $21.3 million at May 2, 2010, compared with $11.8 million at May 3, 2009. In fiscal 2010, cash flow from operations was $21.6 million, which primarily represents cash flow from earnings totaling $18.5 million. During fiscal 2010, we generated substantially less cash flow from working capital reductions and more from operating income, as profit margins significantly improved. In addition, we reduced our total long-term debt, including current maturities, to $11.7 million at May 2, 2010, compared with $16.4 million at May 3, 2009. Our next significant scheduled principal payment is in the amount of $2.2 million and is not due until August 2011. As of May 2, 2010, we have lines of credit totaling $12.5 million in the U.S. and China, with no outstanding balances. All of our long-term debt and line of credit agreements are unsecured.

Results of Operations

The following table sets forth certain items in the company's consolidated statements of net income (loss) as a percentage of net sales.

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Net sales	100.0%	100.0%	100.0%
Cost of sales	81.2	87.9	86.9
Gross profit	18.8	12.1	13.1
Selling, general and administrative expenses	11.0	9.7	9.4
Restructuring (credit) expense	(0.2)	4.6	0.3
Income (loss) from operations	7.9	(2.2)	3.3
Interest expense, net	0.5	1.2	1.1
Other expense	0.4	0.0	0.3
Income (loss) before income taxes	6.9	(3.4)	1.9
Income taxes *	7.9	(464.3)	(11.2)
Net income (loss)	6.4%	(19.0)%	2.1%

* Calculated as a percentage of income (loss) before income taxes.

The tables on the following two pages set forth the company's statements of operations by segment for the fiscal years ended May 2, 2010, May 3, 2009, and April 27, 2008.

CULP, INC.
STATEMENTS OF OPERATIONS BY SEGMENT
FOR THE TWELVE MONTHS ENDED MAY 2, 2010 AND MAY 3, 2009

(Amounts in thousands)

		TWELVE MONTHS ENDED (UNAUDITED)							
		Amounts						Percent of Total Sales	
Net Sales by Segment		**May 2, 2010**		May 3, 2009		% Over (Under)		**May 2, 2010**	May 3, 2009
Mattress Fabrics	$	**114,848**		115,396		(0.5) %		**55.6 %**	56.6 %
Upholstery Fabrics		**91,568**		88,542		3.4 %		**44.4 %**	43.4 %
Net Sales	$	**206,416**		203,938		1.2 %		**100.0 %**	100.0 %
Gross Profit by Segment								Gross Profit Margin	
Mattress Fabrics	$	**23,652**		20,996		12.7 %		**20.6 %**	18.2 %
Upholstery Fabrics		**15,183**		7,253		109.3 %		**16.6 %**	8.2 %
Subtotal		**38,835**		28,249		37.5 %		**18.8 %**	13.9 %
Restructuring related charges		**(58)**	(1)	(3,597)	(1)	N.M.	(2)	**(0.0) %**	(1.8) %
Gross Profit	$	**38,777**		24,652		57.3 %		**18.8 %**	12.1 %
Selling, General and Administrative expenses by Segment								Percent of Sales	
Mattress Fabrics	$	**8,178**		7,749		5.5 %		**7.1 %**	6.7 %
Upholstery Fabrics		**9,227**		8,756		5.4 %		**10.1 %**	9.9 %
Unallocated Corporate		**5,400**		3,225		67.4 %		**2.6 %**	1.6 %
Subtotal		**22,805**		19,730		15.6 %		**11.0 %**	9.7 %
Restructuring related charges		**-**	(1)	21	(1)	N.M.	(2)	**0.0 %**	0.0 %
Selling, General and Administrative expenses	$	**22,805**		19,751		15.5 %		**11.0 %**	9.7 %
Operating Income (loss) by Segment								Operating Income (Loss) Margin	
Mattress Fabrics	$	**15,474**		13,247		16.8 %		**13.5 %**	11.5 %
Upholstery Fabrics		**5,956**		(1,503)		N.M.	(2)	**6.5 %**	(1.7) %
Unallocated Corporate		**(5,400)**		(3,225)		67.4 %		**(2.6) %**	(1.6) %
Subtotal		**16,030**		8,519		88.2 %		**7.8 %**	4.2 %
Restructuring credit (expense) and restructuring related charges		**312**	(1)	(13,089)	(1)	N.M.	(2)	**0.2 %**	(6.4) %
Operating income (loss)	$	**16,342**		(4,570)		N.M.	(2)	**7.9 %**	(2.2) %
Depreciation by Segment									
Mattress Fabrics	$	**3,458**		3,542		(2.4) %			
Upholstery Fabrics		**552**		1,080		(48.9) %			
Subtotal		**4,010**		4,622		(13.2) %			
Accelerated Depreciation		**-**		2,090		(100.0) %			
Total Depreciation	$	**4,010**		6,712		(40.3) %			

Notes:

(1) See restructuring and related (credits) charges section of Management's Discussion and Analysis for detailed explanation of charges and credits.

(2) N.M. - Not Meaningful

CULP, INC.
STATEMENTS OF OPERATIONS BY SEGMENT
FOR THE TWELVE MONTHS ENDED MAY 3, 2009 AND APRIL 27, 2008

(Amounts in thousands)

		YEARS ENDED							
		Amounts						Percent of Total Sales	
Net Sales by Segment		**May 3, 2009**		April 27, 2008		% Over (Under)		**May 3, 2009**	April 27, 2008
Mattress Fabrics	$	**115,396**		138,064		(16.4) %		**56.6 %**	54.3 %
Upholstery Fabrics		**88,542**		115,982		(23.7) %		**43.4 %**	45.7 %
Net Sales	$	**203,938**		254,046		(19.7) %		**100.0 %**	100.0 %
Gross Profit by Segment								Gross Profit Margin	
Mattress Fabrics	$	**20,996**		22,576		(7.0) %		**18.2 %**	16.4 %
Upholstery Fabrics		**7,253**		12,829		(43.5) %		**8.2 %**	11.1 %
Subtotal		**28,249**		35,405		(20.2) %		**13.9 %**	13.9 %
Loss on impairment of equipment		**-**		(289)	(2)	(100.0) %		**0.0 %**	(0.1) %
Restructuring related charges		**(3,597)**	(1)	(1,957)	(1)	83.8 %		**(1.8) %**	(0.8) %
Gross Profit	$	**24,652**		33,159		(25.7) %		**12.1 %**	13.1 %
Selling, General and Administrative expenses by Segment								Percent of Sales	
Mattress Fabrics	$	**7,749**		8,457		(8.4) %		**6.7 %**	6.1 %
Upholstery Fabrics		**8,756**		11,650		(24.8) %		**9.9 %**	10.0 %
Unallocated Corporate		**3,225**		3,797		(15.1) %		**1.6 %**	1.5 %
Subtotal		**19,730**		23,904		(17.5) %		**9.7 %**	9.4 %
Restructuring related charges		**21**	(1)	69	(1)	(69.6) %		**0.0 %**	0.0 %
Selling, General and Administrative expenses	$	**19,751**		23,973		(17.6) %		**9.7 %**	9.4 %
Operating Income (loss) by Segment								Operating Income (Loss) Margin	
Mattress Fabrics	$	**13,247**		14,118		(6.2) %		**11.5 %**	10.2 %
Upholstery Fabrics		**(1,503)**		1,180		N.M.	(3)	**(1.7) %**	1.0 %
Unallocated Corporate		**(3,225)**		(3,797)		(15.1) %		**(1.6) %**	(1.5) %
Subtotal		**8,519**		11,501		(25.9) %		**4.2 %**	4.5 %
Loss on impairment of equipment		**-**		(289)	(2)	(100.0) %		**0.0 %**	(0.1) %
Restructuring expense and restructuring related charges		**(13,089)**	(1)	(2,912)	(1)	N.M.	(3)	**(6.4) %**	(1.1) %
Operating (loss) income	$	**(4,570)**		8,300		N.M.	(3)	**(2.2) %**	3.3 %
Depreciation by Segment									
Mattress Fabrics	$	**3,542**		3,443		2.9 %			
Upholstery Fabrics		**1,080**		2,105		(48.7) %			
Subtotal		**4,622**		5,548		(16.7) %			
Accelerated Depreciation		**2,090**		-		100.0 %			
Total Depreciation	$	**6,712**		5,548		21.0 %			

Notes:

(1) See restructuring and related charges (credits) section of Management's Discussion and Analysis for detailed explanation of charges and credits.

(2) The $289 represents an impairment loss on older and existing equipment that is being replaced by newer and more efficient equipment. This impairment loss pertains to the mattress fabrics segment.

(3) N.M. - Not Meaningful

2010 compared with 2009

Segment Analysis

Mattress Fabrics Segment

Net Sales

For fiscal 2010, the mattress fabrics segment reported net sales of $114.8 million compared with $115.4 million for fiscal 2009. In contrast to the small year over year decline, mattress fabric net sales increased 26% in the fourth quarter of fiscal 2010 compared with the fourth quarter of fiscal 2009. This increase in the fourth quarter reflects significant improvement in consumer demand in the bedding industry in early calendar 2010 and the closure of a key competitor in late calendar 2009.

Gross Profit and Operating Income

The mattress fabrics segment reported gross profit of $23.7 million in fiscal 2010 compared with $21.0 million for fiscal 2009. The mattress fabrics segment reported operating income of $15.5 million in fiscal 2010 compared with $13.2 million in fiscal 2009. Despite net sales remaining relatively the same in fiscal 2010 compared with 2009, gross profit margins increased to 20.6% in fiscal 2010 compared with 18.2% in fiscal 2009. Also, operating income margins increased to 13.5% in fiscal 2010 compared with 11.5% in fiscal 2009.

Our improved performance in our mattress fabric segment reflects the benefits of the ongoing investments we have made to develop an efficient and scalable manufacturing platform. These investments include the Bodet & Horst acquisition made in August 2008. In addition, we also benefited from other operational initiatives. During the fourth quarter of fiscal 2010, we completed the installation of state-of-the-art finishing equipment for our growing knit fabric business. This initiative represents the final step in our strategy to become fully vertical in our manufacturing platform for the knit fabrics product category and will complement our fully vertical manufacturing platform for woven fabrics. Benefits from this initiative include faster response time, quality enhancements, fabric innovation opportunities, and lower costs. We are also in the process of further expanding our capacity for both knit and woven product lines, as well as completing an energy initiative in our Canadian operation that will have an environmental benefit and reduce future operating costs. Capital expenditures for our mattress fabric business totaled $6.6 million in fiscal 2010, reflecting our continued commitment to the bedding industry. We plan to continue our significant level of capital spending in fiscal 2011 in order to modernize and expand our woven and knit capacities.

Our improved operating performance in fiscal 2010 also reflects lower raw material prices obtained from our global sourcing strategy. Although we are pleased with our performance in fiscal 2010, we are currently facing significant pricing pressures and higher raw material costs.

Selling, general, and administrative expenses were $8.2 million, or 7.1% of net sales, in fiscal 2010 compared with $7.7 million, or 6.7% of net sales, in fiscal 2009.

Segment Assets

Segment assets consist of accounts receivable, inventory, assets held for sale, non-compete agreements associated with certain acquisitions, goodwill, and property, plant and equipment. As of May 2, 2010, accounts receivable and inventory totaled $22.3 million, compared to $21.8 million at May 3, 2009. This change reflects the net sales increase in the fourth quarter of fiscal 2010 noted above.

At May 2, 2010, and May 3, 2009, this segment had assets held for sale with carrying values totaling $34,000 and $20,000, respectively. During the fourth quarter of fiscal 2010, equipment with a carrying value of $59,000 was classified as held for sale. We determined that the carrying value of this equipment exceeded its fair value (based on quoted market prices). Consequently, we recorded an impairment loss of $25,000 in cost of sales in the 2010 Consolidated Statement of Operations. The remaining carrying value of $34,000 is expected to be sold in fiscal 2011. This segment reported equipment with a carrying value of $20,000 as held for sale at May 3, 2009. This equipment was sold for $20,000 during fiscal 2010.

At May 2, 2010, and May 3, 2009, the carrying value of our non-compete agreements were $843,000 and $1.2 million, respectively. At May 2, 2010, and May 3, 2009 the carrying value of the segment's goodwill was $11.5 million and $11.6 million, respectively. During the first quarter of fiscal 2010, we finalized our valuation of the fair values for the assets acquired and liabilities assumed for the Bodet & Horst acquisition. As a result of this final valuation, we recorded an adjustment to increase the fair value of the associated non-compete agreement and reduce the fair value of goodwill by $131,000.

At May 2, 2010, and May 3, 2009, property, plant and equipment totaled $26.7 million and $23.7 million, respectively. The $26.7 million represents property, plant, and equipment located in the U.S. of $18.8 million and located in Canada of $7.9 million. The $23.7 million balance at May 3, 2009, represents property, plant, and equipment located in the U.S. of $16.4 million and located in Canada of $7.3 million. The increase in this segment's property, plant, and equipment balance at May 2, 2010, compared with May 3, 2009, is primarily due to fiscal 2010 capital spending of $6.6 million, offset by depreciation expense of $3.5 million.

Upholstery Fabrics Segment

Net Sales

Upholstery fabric net sales (which include both fabric and cut and sewn kits) were $91.6 million in fiscal 2010, compared with $88.5 million in fiscal 2009, an increase of 3.4%. This increase represents the first annual sales gain for the upholstery fabric segment in ten fiscal years. In addition, upholstery fabric net sales increased 13% in the fourth quarter of fiscal 2010 compared with the fourth quarter of fiscal 2009. As noted below, the increase in net sales reflects our focus this fiscal year on product development, sales and marketing initiatives, delivery performance, and aggressively defending our copyrights. In addition, fiscal 2010 net sales were affected by the planned discontinuation of certain U.S. products as part of our profit improvement plan implemented in fiscal 2009, and a significant increase in the provision for returns, allowances, and discounts.

Net sales of upholstery fabrics produced outside our U.S. manufacturing operations were $77.3 million in fiscal 2010, an increase of 14% from $68.1 million in fiscal 2009. Net sales produced outside our U.S. manufacturing operations represented 84% of total upholstery fabric net sales in fiscal 2010 compared with 77% in fiscal 2009. Net sales of U.S. produced upholstery fabrics were $14.3 million in fiscal 2010, a decrease of 30% from $20.4 million in fiscal 2009. This continued shift toward production outside our U.S. manufacturing operations is the result of our long-term strategy to build a wholly-owned and low-cost business located in China that is scalable, and not capital intensive.

Gross Profit and Operating Income (Loss)

The upholstery fabrics segment reported gross profit of $15.2 million in fiscal 2010 compared with $7.3 million for fiscal 2009. This significant improvement in gross profit led to operating income of $6.0 million in fiscal 2010 compared with an operating loss of $1.5 million in fiscal 2009, representing a $7.5 million turnaround.

The substantial improvement in the upholstery fabric segment's gross profit and operating income reflects the increase in net sales noted above and the incremental benefits of our restructuring activities and the profit improvement plan completed in fiscal 2009 (see 2009 vs. 2008 comparison for details of the profit improvement plan). We are realizing the benefits of our long-term strategy to build a wholly-owned and low-cost business located in China that is scalable, but not capital intensive. Additionally, we are beginning to benefit from a complimentary strategy to grow business in our one remaining U.S. upholstery facility, based upon a model of utilizing China sourced yarns, low overhead and a focused, volume oriented product strategy. Also, the favorable results of our restructuring activities and profit improvement plan allowed us to shift our focus in fiscal 2010 to product development, sales and marketing initiatives, and delivery performance. Lastly, we began efforts to aggressively defend our design copyrights and have taken action to protect our creativity, and we believe these efforts are helping us retain and grow sales of certain upholstery fabrics.

Although we are pleased with our performance in fiscal 2010, we are currently facing significant pricing pressures and higher raw material costs.

Selling, general, and administrative expenses were $9.2 million, or 10.1% of net sales, in fiscal 2010 compared with $8.8 million, or 9.9% of net sales, in fiscal 2009.

Segment Assets

Segment assets consist of accounts receivable, inventory, property, plant and equipment, and assets held for sale. As of May 2, 2010, accounts receivable and inventory totaled $23.5 million, compared to $20.3 million at May 3, 2009. This change reflects the net sales increase in the fourth quarter of fiscal 2010 noted above.

At May 2, 2010, the upholstery fabrics segment had property, plant, and equipment totaling $989,000. This $989,000 represents property, plant, and equipment located in the U.S. and China of $887,000 and $102,000, respectively. During the second quarter of fiscal 2010, assets with a carrying value of $699,000 were reclassified from held for sale (see below paragraph). As of May 3, 2009, the upholstery fabrics segment reported no carrying value associated with its property, plant, and equipment due to impairment charges incurred in fiscal 2009 (see restructuring section below) and the classification of property, plant, and equipment as assets held for sale.

At May 2, 2010 and May 3, 2009, this segment had assets held for sale with a carrying value of $89,000 and $1.2 million, respectively. Due to the favorable results from our profit improvement plan and restructuring activities initiated in the second quarter of fiscal 2009, management assessed the classification of upholstery fabric assets classified as held for sale during the second quarter of fiscal 2010. As a result of this assessment, upholstery fabric assets with a carrying value of $699,000 were reclassified from assets held for sale to held and used (included in property, plant, and equipment on the May 2, 2010 Consolidated Balance Sheet). This carrying value of $699,000 represents these assets' carrying amount before being classified as held for sale (the third quarter of fiscal 2009) adjusted for depreciation expense that would have been recognized had these assets been classified as held and used, which is lower than these assets' fair value at the date they were reclassified to held and used (during the second quarter of fiscal 2010). Consequently we recorded a charge totaling $178,000 in the second quarter of fiscal 2010 to depreciation expense in the 2010 Consolidated Statement of Operations.

We expect the remaining carrying amount of $89,000 to be sold by the end of fiscal 2011. We determined that the carrying value of $89,000 did not exceed its fair value. As a result, an impairment charge was not recorded in fiscal 2010. During fiscal 2010, we received sales proceeds of $241,000 on assets classified as held for sale.

Restructuring and Related Charges (Credits)

During fiscal 2010, we recorded a restructuring and related credit of $312,000, of which a credit of $186,000 was for employee termination benefits, a credit of $170,000 was for sales proceeds received on equipment with no carrying value, a credit of $50,000 was for inventory markdowns, a credit of $14,000 was for lease termination and other exit costs, offset by a charge of $108,000 for other operating costs associated with closed plant facilities. Of this total credit, a charge of $58,000 was recorded to cost of sales and a credit of $370,000 was recorded to restructuring credit in the 2010 Consolidated Statement of Operations.

During fiscal 2009, total restructuring and related charges incurred were $13.1 million, of which $8.0 million was for write-downs of equipment and buildings, $3.5 million for inventory markdowns, $786,000 for employee termination benefits, $728,000 for lease termination and other exit costs, and $140,000 for other operating costs associated with closed plant facilities. Of these total charges, $3.6 million was recorded in cost of sales, $21,000 was recorded in selling, general, and administrative expenses, and $9.5 million was recorded in restructuring expense in the 2009 Consolidated Statement of Operations. Of these total charges, $11.5 million and $1.6 million represent non-cash and cash charges, respectively.

A detailed explanation of each of our significant restructuring plans for fiscal 2010 and 2009 is presented below.

September 2008 – Upholstery Fabrics

On September 3, 2008, our board of directors approved changes to the upholstery fabric operations, including the consolidation of plant facilities in China and the reduction of excess manufacturing capacity. These actions were in response to the extremely challenging industry conditions for upholstery fabrics. The plant closings associated with this restructuring plan have been completed.

During fiscal 2010, a restructuring credit of $101,000 was recorded for lease termination and other exit costs. This $101,000 credit was recorded to restructuring credit in the 2010 Consolidated Statement of Operations.

During fiscal 2009, restructuring and related charges totaled $9.6 million, of which $6.6 million related to impairment charges on equipment and leasehold improvements, $2.1 million for accelerated depreciation, $502,000 for inventory markdowns, $443,000 for lease termination and other exit costs, $25,000 for other operating costs associated with closed plant facilities, and $10,000 for employee termination benefits. The $2.1 million accelerated depreciation charge represents the incremental depreciation expense to reflect revised depreciation estimates and useful lives for certain fixed assets that were to be used over a shortened useful life from the period the restructuring plan was announced until the respective plant facility was closed and operations ceased. Of this total charge, $7.0 million and $2.6 million were recorded in restructuring expense and cost of sales, respectively, in the 2009 Consolidated Statement of Operations.

December 2006-Upholstery Fabrics

On December 12, 2006, our board of directors approved a restructuring plan within the upholstery fabrics segment to consolidate the company's U.S. upholstery fabrics manufacturing facilities and outsource its specialty yarn production. This process involved closing the company's weaving plant located in Graham, North Carolina, and closing the yarn plant located in Lincolnton, North Carolina. We transferred certain production from the Graham plant to our Anderson, South Carolina and Shanghai, China plant facilities as well as a small portion to contract weavers.

During fiscal 2010, we recorded a restructuring credit of $389,000. The $389,000 represents a credit of $186,000 for employee termination benefits, a credit of $170,000 for sales proceeds received for equipment with no carrying value, a credit of $50,000 for inventory markdowns, offset by a charge of $13,000 for lease termination and other exit costs, and a charge of $4,000 for other operating costs associated with closed plant facilities. Of this $389,000 restructuring credit, a credit of $343,000 was recorded in restructuring credit and a credit of $46,000 was recorded in cost of sales in the 2010 Consolidated Statement of Operations.

During fiscal 2009, we further assessed the net realizable value of our inventory, recoverability of our property, plant, and equipment, and selling, general, and administrative expenses based on demand trends related to our U.S. upholstery fabric operations. This assessment was required based on the adverse economic conditions resulting from the depressed housing market, credit crisis, and decreased consumer spending that developed in the second quarter of fiscal 2009, and which was more severe than we anticipated at the end of fiscal 2008. As a result, restructuring and related charges incurred were $3.5 million, of which $1.4 million related to impairment charges on a building and equipment, $886,000 related to inventory markdowns, $798,000 related to employee termination benefits, $271,000 related to lease termination and other exit costs, and $116,000 related to other operating costs associated with closed plant facilities. Of this total charge, $2.5 million was recorded in restructuring expense, $980,000 was recorded in cost of sales, and $21,000 was recorded in selling, general, and administrative expenses in the 2009 Consolidated Statement of Operations.

Long-Lived Asset Impairments

During fiscal 2010, we did not incur any impairment charges regarding our upholstery fabric property, plant, and equipment.

During fiscal 2009, we incurred impairment charges on property, plant, and equipment in connection with our restructuring activities. These impairment charges totaled $8.0 million and were recorded in restructuring expense in the 2009 Consolidated Statement of Operations. This $8.0 million impairment charge includes $2.2 million for fixed assets that were abandoned in connection with the consolidation of certain plant facilities in China and $774,000 to reflect the $4.0 million selling price of the company's corporate headquarters. Also, during the course of the company's strategic review in the second quarter of fiscal 2009 of its upholstery fabrics business, we assessed the recoverability of the carrying value of our upholstery fabric fixed assets that were being held and used in operations. This strategic review resulted in impairment losses of $4.4 million and $543,000 for fixed assets located in China and the U.S., respectively. In addition, we incurred impairment losses totaling $115,000 for assets held for sale associated with its U.S upholstery fabric operations. These losses reflect the amounts by which the carrying values of these fixed assets exceeded their estimated fair values determined by their estimated future discounted cash flows and quoted market prices.

Management remains cautiously optimistic about the company's long-term prospects in the upholstery fabrics business, especially in light of much improved financial performance of this segment. While the recent improvements in this business are favorable indicators, we remain committed to taking additional steps if necessary to maintain the profitability of the company's upholstery fabrics operations, regardless of prevailing economic and business conditions. We could experience additional inventory markdowns and further restructuring charges in the upholstery fabric operations if current favorable trends in profitability do not continue.

Other Income Statement Categories

Selling, General and Administrative Expenses – Selling, general, and administrative expenses (SG&A) for the company as a whole were $22.8 million, or 11% of net sales, for fiscal 2010 compared with $19.8 million, or 9.7% of net sales, for fiscal 2009, an increase of 15.5%. This increase in SG&A expenses primarily pertains to an increase in stock-based compensation expense reflecting an increase in the company's stock price and an increase in incentive compensation expense as a result of significantly improved financial performance.

Interest Expense (Income) -- Interest expense for fiscal 2010 decreased to $1.3 million from $2.4 million in fiscal 2009. This trend reflects lower outstanding balances on our long-term debt. Interest income for fiscal 2010 increased to $116,000 from $89,000 in fiscal 2009. This increase reflects our higher cash and short-term investment balances in fiscal 2010 compared with 2009.

Other Expense – Other expense for fiscal 2010 was $828,000 compared with $43,000 in fiscal 2009. This change primarily reflects fluctuations in foreign currency exchange rates for our subsidiary domiciled in Canada. As a result of the our increased cash and short-term investment position in fiscal 2010, we are currently trying to maintain a natural hedge by keeping an equal balance of our assets and liabilities denominated in Canadian dollars. We expect other expense to decrease in fiscal 2011 if we are able to maintain this natural hedge.

Income Taxes

Significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We account for income taxes using the asset and liability approach as prescribed by ASC Topic 740, "Income Taxes." This approach requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or income tax returns. Using the enacted tax rates in effect for the fiscal year in which differences are expected to reverse, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax basis of an asset or liability. If a change in the effective tax rate to be applied to a timing difference is determined to be appropriate, it will affect the provision for income taxes during the period that the determination is made.

Effective Income Tax Rate

We recorded income tax expense of $1.1 million, or 7.9% of income before income tax expense, in fiscal 2010 compared to income tax expense of $32.0 million, or 464.3% of loss before income tax expense in fiscal 2009. Income tax expense for fiscal 2010 is different from the amount obtained by applying our statutory rate of 34% to income before income taxes for the following reasons:

- The income tax rate decreased 33% for the reduction in the valuation allowance recorded against substantially all of our net deferred tax assets associated with our U.S. and China operations. This reduction in our valuation allowance is primarily due to U.S. taxable income generated by the repatriation of undistributed earnings from our subsidiaries located in China and the resulting usage of U.S. net operating loss carryforwards. Also, this reduction pertains to the realization on and projected realization of deferred tax assets created from tax versus book depreciation associated with the company's China operations.

- The income tax rate decreased 12% for the tax effects of foreign exchange losses on U.S. denominated account balances in which income taxes are paid in Canadian dollars. In fiscal 2009, the income tax rate increased 26% for the tax effects of foreign exchange gains on U.S. denominated account balances in which income taxes are paid in Canadian dollars. In fiscal 2010 and 2009, the Canadian foreign exchange rate in relation to the U.S. dollar was very volatile due to changes in oil prices and global economic conditions.

- The income tax rate decreased 6% for taxable income subject to lower statutory income rates in foreign jurisdictions (Canada and China) compared with the statutory income tax rate of 34% for the United States.

- The income tax rate increased 12% for the recording of a deferred tax liability for estimated U.S. income taxes that were paid upon repatriation of undistributed earnings from the company's subsidiaries located in China.

- The income tax rate increased 10% for an increase in unrecognized tax benefits.

- The income tax rate increased 3% for non-deductible stock-based compensation expense and other miscellaneous items.

The income tax benefit for fiscal 2009 is different from the amount obtained by applying our statutory rate of 34% to loss before income taxes for the following reasons:

- The income tax rate increased 395% for a $27.2 million non-cash charge for the establishment of a valuation allowance against substantially all of the company's net deferred tax assets.

- The income tax rate increased 50% for an increase in unrecognized tax benefits.

- The income tax rate increased 26% for the tax effects of foreign exchange gains on U.S. denominated account balances in which income taxes are paid in Canadian dollars. In fiscal 2009, the Canadian foreign exchange rate in relation to the U.S. dollar was very volatile due to changes in oil prices and global economic conditions.

- The income tax rate increased 23% for the recording of a deferred tax liability for estimated U.S. income taxes that were paid upon repatriation of undistributed earnings from the company's subsidiaries located in China.

- The income tax rate increased 4% for non-deductible stock-based compensation expense and other miscellaneous items.

Deferred Income Taxes

In accordance with ASC Topic 740, we evaluate our deferred income taxes to determine if a valuation allowance is required. ASC Topic 740 requires that companies assess whether a valuation allowance should be established based on the consideration of all available evidence using a "more likely than not" standard with significant weight being given to evidence that can be objectively verified. Since the company operates in multiple jurisdictions, we assess the need for a valuation allowance on a jurisdiction-by-jurisdiction basis, taking into account the effects of local tax law. Based on this assessment, we recorded a valuation allowance of $22.6 million at May 2, 2010. This valuation allowance of $22.6 million consists of a full valuation allowance of $21.3 million against our net deferred assets associated with our U.S. operations and a partial valuation allowance of $1.3 million against our net deferred tax assets associated with our China operations.

Our net deferred tax asset regarding our U.S. operations primarily resulted from the recording of the income tax benefit of U.S. income tax loss carryforwards over the last several fiscal years, which totaled $64.0 million at May 2, 2010. The cumulative U.S. pre-tax losses incurred over the last several fiscal years, the significant uncertainty in current and expected demand for furniture and mattresses, and the prevailing uncertainty in the overall economic climate, have made it very difficult to forecast our financial results associated with our U.S. operations. Based on this significant negative evidence, we maintain our position that it is more-likely-than-not that the U.S. net deferred tax assets will not be fully recovered. Consequently, we recorded a full allowance of $21.3 million against our U.S. net deferred tax assets.

Our net deferred tax asset regarding our China operations primarily pertains to the book versus tax basis difference associated with our China operations' fixed assets. This book versus tax basis difference resulted from our impairment losses and fixed asset write-downs associated with our September 2008 Upholstery Fabrics restructuring plan (see note 3). In order for this net deferred tax asset to be realized, our China operations must have sufficient pre-tax income levels to utilize tax depreciation expense each of the next four fiscal years. Due to the favorable results from our restructuring activities and profit improvement plan initiated in the second quarter of fiscal 2009, our China operations have been restored to profitability, reporting pre-tax income of $7.9 million in fiscal 2010. Although our China operations reported pre-tax income of $7.9 million in fiscal 2010, on a cumulative basis over the last three fiscal years, our China operations have substantially performed on a break-even basis (achieved in the fourth quarter of fiscal 2010). The significant uncertainty in current and expected demand for furniture, and the prevailing uncertainty in the overall economic climate, has made it very difficult to forecast medium and long-term financial results associated with our China operations. Based on the current economic conditions, we believe it is too uncertain to project pre-tax income associated with our China operations after fiscal 2011. Based on this significant positive and negative evidence, we recorded a partial valuation allowance of $1.3 million against net deferred tax assets associated with our China operations for tax versus book depreciation that is expected to reverse beyond fiscal 2011 and we recognized an income tax benefit of $334,000 in fiscal 2010 for the reduction in this valuation allowance for the tax versus book depreciation that is projected to reverse in fiscal 2011.

Due to cumulative losses associated with our operations in the U.S. and China, we established a full valuation allowance against our U.S. and China net deferred taxes totaling $27.2 million in fiscal 2009. Of this $27.2 million valuation allowance, $25.3 million and $1.9 million pertained to our U.S. and China operations, respectively. In fiscal 2010, we recorded an income tax benefit of $4.6 million for the reduction of this valuation allowance. This $4.6 million decrease results from the realization of loss carryforwards associated with the company's U.S. operations and the realization and projected realization of tax versus book depreciation associated with the company's China operations, as discussed above.

The recorded valuation allowance of $22.6 million has no effect on our operations, loan covenant compliance, or the possible realization of the U.S. income tax loss carryforwards in the future. If it is determined that it is more-likely-than-not that we will realize any of these U.S. income tax loss carryforwards, an income tax benefit would be recognized at that time.

At May 2, 2010, the current deferred tax asset of $150,000 represents $84,000 and $66,000 from our operations located in Canada and China, respectively. At May 2, 2010, the non-current deferred tax asset of $324,000 pertains to our operations located in China. At May 2, 2010, the non-current deferred tax liability of $982,000 pertains to our operations located in Canada.

At May 3, 2009, the current deferred tax asset of $54,000 and the non-current deferred tax liability of $974,000 pertained to our operations located in Canada.

Income tax payments, net of income tax refunds, were $1.3 million in 2010, $69,000 in 2009, and $360,000 in 2008.

See Notes 1 and 11 in the Notes to the Consolidated Financial Statements for further details.

2009 compared with 2008

Segment Analysis

Mattress Fabrics Segment

Net Sales

For fiscal 2009, the mattress fabrics segment reported net sales of $115.4 million compared with $138.1 million for fiscal 2008, a decrease of 16%. These trends reflected unprecedented weak consumer demand in the bedding industry and the planned discontinuance during fiscal 2009 of certain products.

Gross Profit and Operating Income

The mattress fabrics segment reported gross profit of $21.0 million in fiscal 2009 compared with $22.6 million for fiscal 2008. This segment reported operating income of $13.2 million in fiscal 2009 compared with $14.1 million in fiscal 2008. Despite the significant decline in net sales, gross profit margins increased to 18.2% in fiscal 2009 compared with 16.4% in fiscal 2008. Also, operating income margins increased to 11.5% in fiscal 2009 compared with 10.2% in fiscal 2008.

During fiscal 2009 the company took major actions to respond to the decrease in net sales. We completed a $5.0 million capital project to significantly strengthen our woven fabrics manufacturing operations and provide further reactive capacity to our customers. In addition, the acquisition of the knitted mattress fabrics operation of Bodet & Horst was successfully integrated into our operations.

Selling, general, and administrative expenses were $7.7 million, or 6.7% of net sales, in fiscal 2009 compared with $8.5 million, or 6.1% of net sales, in fiscal 2008. This trend primarily reflected declining business volumes in fiscal 2009 compared with fiscal 2008.

Segment Assets

Segment assets consist of accounts receivable, inventory, assets held for sale, non-compete agreements associated with certain acquisitions, goodwill, and property, plant and equipment. As of May 3, 2009, accounts receivable and inventory totaled $21.8 million, compared to $27.6 million at April 27, 2008. This decrease was primarily due to lower sales volume in fiscal 2009 compared with fiscal 2008 and improved working capital management.

At May 3, 2009 and April 27, 2008, this segment had assets held for sale with carrying values totaling $20,000 and $35,000, respectively. Effective January 2, 2008, we adopted a plan to sell certain older equipment related to the mattress fabrics segment that was being replaced by newer and more efficient equipment. In connection with the plan of disposal, we determined that the carrying value of this equipment was $513,000, which exceeded its fair value of $224,000.

Consequently, we recorded an impairment loss of $289,000 in fiscal 2008. This impairment loss of $289,000 was recorded in cost of sales in the 2008 Consolidated Statement of Operations. We received sales proceeds totaling $189,000 in fiscal 2008. In fiscal 2009, an impairment loss of $15,000 was recorded as the company determined that the fair value of the remaining equipment classified as held for sale exceeded its fair value.

At May 3, 2009 and April 27, 2008, the carrying value of our non-compete agreements were $1.2 million and $789,000, respectively. At May 3, 2009 and April 27, 2008, the carrying value of the segment's goodwill was $11.6 million and $4.1 million, respectively. The increase in the carrying value of the non-compete agreements and goodwill pertains to the Bodet & Horst acquisition.

At May 3, 2009 and April 27, 2008, property, plant and equipment totaled $23.7 million and $21.7 million, respectively. This increase primarily reflects the completion of a $5.0 million capital project and property, plant, and equipment purchased in connection with the Bodet & Horst acquisition, offset by depreciation expense of $3.5 million in fiscal 2009. The $23.7 million balance at May 3, 2009, represents property, plant, and equipment located in the U.S. of $16.4 million and located in Canada of $7.3 million. The $21.7 million balance at April 27, 2008 represents property, plant, and equipment located in the U.S. of $13.1 million, located in Canada of $8.4 million, and corporate allocations of $168,000.

Bodet & Horst Asset Acquisition

Pursuant to an Asset Purchase Agreement among the company, Bodet & Horst USA, LP and Bodet & Horst GMBH & Co. KG (collectively "Bodet & Horst") dated August 11, 2008, we purchased certain assets and assumed certain liabilities of the knitted mattress fabric operation of Bodet & Horst, including its manufacturing operation in High Point, North Carolina. This purchase allowed us to have a vertically integrated manufacturing platform in all major product categories of the mattress fabrics industry. The purchase involved the equipment, inventory, and intellectual property associated with the High Point manufacturing operation, which had served as our primary source of knitted mattress fabric prior to the acquisition. Demand for this product line has grown significantly, as knits are increasingly being utilized on mattresses at volume retail price points. The purchase price for the assets was cash in the amount of $11.4 million, which included an adjustment of $477,000 for changes in working capital as defined in the asset purchase agreement, and the assumption of certain liabilities. Also, in connection with the purchase, we entered into a six-year consulting and non-compete agreement with the principal owner of Bodet & Horst, providing for payments to the owner in the amount of $75,000 per year to be paid in quarterly installments (of which $50,000 and $25,000 will be allocated to the non-compete covenant and consulting fees, respectively) for the agreement's full six-year term.

The acquisition was financed by $11.0 million of unsecured notes pursuant to a Note Purchase Agreement dated August 11, 2008. This agreement is described more fully in Note 12 in the Notes to the Consolidated Financial Statements.

In connection with the asset purchase agreement, we assumed the lease of the building where the operation is located. This lease is with a partnership owned by certain shareholders and officers of the company and their immediate families. This lease is described more fully in Note 14 in the Notes to the Consolidated Financial Statements.

During the first quarter of fiscal 2010, we finalized our valuation of the fair values for the assets acquired and liabilities assumed regarding this purchase. As a result of this final valuation, we recorded an adjustment to increase the fair value of the non-compete agreement and reduce the fair value of the goodwill by $131,000. The following table presents the final allocation of the acquisition cost, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed based on their fair values.

(dollars in thousands)	Fair Value
Inventories	$ 1,439
Other current assets	17
Property, plant, and equipment	3,000
Non-compete agreement	887
Goodwill	7,348
Accounts payable	(1,291)
	$ 11,400

Of the total consideration paid of $11,400, $11,365 and $35 were paid in fiscal 2009 and 2008, respectively.

We recorded a non-compete agreement at its fair value based on various valuation techniques. This non-compete agreement will be amortized on a straight-line basis over the six-year life of the agreement. Property, plant, and equipment will be depreciated on a straight-line basis over useful lives ranging from five to fifteen years. Goodwill is deductible for income tax purposes over the statutory period of fifteen years.

The following unaudited pro forma consolidated results of operations for the years ending May 3, 2009 and April 27, 2008 have been prepared as if the acquisition of Bodet & Horst had occurred at April 30, 2007.

	Years ended	
(dollars in thousands, except per share data)	May 3, 2009	April 27, 2008
Net Sales	$ 203,938	$ 254,046
(Loss) income from operations	(3,625)	11,703
Net (loss) income	(38,388)	6,968
Net (loss) income per share, basic	(3.03)	0.55
Net (loss) income per share, diluted	(3.03)	0.55

The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

Upholstery Fabrics Segment

Net Sales

Upholstery fabric net sales (which include both fabric and cut and sewn kits) were $88.5 million in fiscal 2009 compared with $115.9 million in fiscal 2008, a decrease of 24%. Net sales of upholstery fabrics produced outside the company's U.S. manufacturing operations were $68.1 million in fiscal 2009, a decrease of 10% from $75.9 million in fiscal 2008. Net sales of U.S. produced upholstery fabrics were $20.4 million in fiscal 2009, a decrease of 49% from $40.0 million in fiscal 2008. Upholstery fabric sales reflected worsening soft demand industry wide, as well as worsening demand for U.S. produced upholstery fabrics driven by consumer preference for leather and suede furniture and other imported furniture and fabrics.

Gross Profit and Operating (Loss) Income

The upholstery fabrics segment reported gross profit of $7.3 million in fiscal 2009 compared with $12.8 million for fiscal 2008. The upholstery fabrics segment reported an operating loss for fiscal 2009 of $1.5 million compared with operating income of $1.2 million in fiscal 2008.

In response to declines in net sales and operating profits, the company took the following major actions as part of the profit improvement plan initiated during the second quarter of fiscal 2009:

- Consolidated our China operations into fewer facilities and reduced excess manufacturing capacity. (See Restructuring and Related Charges section for further details).
- Significantly reduced the cost structure of our U.S. velvet operations located in Anderson, SC.
- Implemented a modest price increase on certain upholstery fabrics; and wherever possible, obtained price concessions from suppliers on certain high volume items where we could not increase our selling prices
- Continued focus on improved inventory management. Inventory was $9.1 million at May 3, 2009, a decrease of 56% from $20.8 million at April 27, 2008.

Segment Assets

Segment assets consist of accounts receivable, inventory, property, plant and equipment, and assets held for sale. As of May 3, 2009, accounts receivable and inventory totaled $20.3 million, compared to $34.9 million at April 27, 2008. This decline reflected lower sales and improved working capital management. At May 3, 2009, the upholstery fabrics reported no carrying value associated with property, plant and equipment. Property, plant, and equipment totaled $11.2 million at April 27, 2008. The $11.2 million balance at April 27, 2008, represents property, plant, and equipment located in China of $9.0 million, located in the U.S. of $1.7 million, and corporate allocations of $501,000. This decline reflected restructuring charges of $8.0 million for fixed asset impairments (see restructuring and related charges section for more details), $2.1 million related to accelerated depreciation in connection with the consolidation of plant facilities in China, and reclassifications of property, plant, and equipment to assets held for sale.

At May 3, 2009 and April 27, 2008, this segment had assets held for sale with a carrying value of $1.2 million and $792,000, respectively. Assets held for sale represent buildings and equipment associated with our U.S. upholstery fabric operations. The company determined that the carrying values of some of the underlying assets exceeded their fair values. Consequently, the company recorded an impairment charge totaling $115,000 and $20,000 in restructuring expense in the 2009 and 2008 Consolidated Statement of Operations, respectively.

Restructuring and Related Charges (Credits)

During fiscal 2009, total restructuring and related charges incurred were $13.1 million, of which $8.0 million was for write-downs of equipment and buildings, $3.5 million for inventory markdowns, $786,000 for employee termination benefits, $728,000 for lease termination and other exit costs, and $140,000 for other operating costs associated with closed plant facilities. Of these total charges, $3.6 million was recorded in cost of sales, $21,000 was recorded in selling, general, and administrative expenses, and $9.5 million was recorded in restructuring expense in the 2009 Consolidated Statement of Operations. Of these total charges, $11.5 million and $1.6 million represent non-cash and cash charges, respectively.

During fiscal 2008, total restructuring and related charges incurred were $2.9 million, of which $1.0 million related to inventory markdowns, $1.0 million for other operating costs associated with closed plant facilities, $533,000 for lease termination and other exit costs, $503,000 for write-downs of buildings and equipment, $189,000 for asset movement costs, $23,000 for employee termination benefits, and a credit of $362,000 for sales proceeds received on equipment with no carrying value. Of these total charges, $1.9 million was recorded in cost of sales, $69,000 was recorded in selling, general, and administrative expenses, and $866,000 was recorded in restructuring expense in the 2008 Consolidated Statement of Operations. Of these total charges, $1.4 million and $1.5 million represent cash and non-cash charges, respectively.

A detailed explanation of each of our significant restructuring plans for fiscal 2009 and 2008 is presented below.

September 2008 – Upholstery Fabrics

During fiscal 2009, restructuring and related charges totaled $9.6 million, of which $6.6 million related to impairment charges on equipment and leasehold improvements, $2.1 million for accelerated depreciation, $502,000 for inventory markdowns, $443,000 for lease termination and other exit costs, $25,000 for other operating costs associated with closed plant facilities, and $10,000 for employee termination benefits. The $2.1 million accelerated depreciation charge represents the incremental depreciation expense to reflect revised depreciation estimates and useful lives for certain fixed assets that were to be used over a shortened useful life from the period the restructuring plan was announced until the respective plant facility was closed and operations ceased. Of this total charge, $7.0 million and $2.6 million were recorded in restructuring expense and cost of sales, respectively, in the 2009 Consolidated Statement of Operations.

No restructuring and related charges were incurred in fiscal 2008, as this restructuring plan was initiated in the second quarter of fiscal 2009.

December 2006-Upholstery Fabrics

During fiscal 2009, we further assessed the net realizable value of our inventory, recoverability of our property, plant, and equipment, and selling, general, and administrative expenses based on current demand trends related to our U.S. upholstery fabric operations. This assessment was required based on the adverse economic conditions resulting from the depressed housing market, credit crisis, and decreased consumer spending that developed in the second quarter of fiscal 2009, and which was more severe than we anticipated at the end of fiscal 2008. As a result, restructuring and related charges incurred were $3.5 million of which $1.4 million related to impairment charges on a building and equipment, $886,000 related to inventory markdowns, $798,000 related to employee termination benefits, $271,000 related to lease termination and other exit costs, and $116,000 related to other operating costs associated with closed plant facilities. Of this total charge, $2.5 million was recorded in restructuring expense, $980,000 was recorded in cost of sales, and $21,000 was recorded in selling, general, and administrative expenses in the 2009 Consolidated Statement of Operations.

During fiscal 2008, total restructuring and related charges incurred for this restructuring plan were $2.9 million of which $1.0 million related to inventory markdowns, $978,000 related to other operating costs associated with closed plant facilities, $503,000 related to write-downs of buildings and equipment, $467,000 related to lease termination and other exit costs, $189,000 related to asset movement costs, $171,000 related to employee termination benefits, and a credit of $362,000 related to sales proceeds received on equipment with no carrying value. Of this total charge, $1.9 million was recorded in cost of sales, $69,000 was recorded in selling, general, and administrative expenses, and $968,000 was recorded in restructuring expense in the 2008 Consolidated Statement of Operations.

Other Income Statement Categories

Selling, General and Administrative Expenses – Selling, general, and administrative expenses (SG&A) for the company as a whole were $19.8 million, or 9.7% of net sales, for fiscal 2009 compared with $24.0 million, or 9.4% of net sales, for fiscal 2008, a decrease of 17.6%. This trend primarily reflected the company's restructuring efforts and profit improvement plan associated with its upholstery fabrics segment, partially offset by an increase of $358,000 in the provision for doubtful accounts in fiscal 2009.

Interest Expense (Income) -- Interest expense for fiscal 2009 decreased to $2.4 million from $3.0 million in fiscal 2008. This trend primarily reflected lower outstanding balances on existing long-term debt and a decrease in interest rates, partially offset by interest expense incurred on the $11.0 million unsecured note used to finance the Bodet & Horst acquisition. Interest income for fiscal 2009 decreased to $89,000 from $254,000 in fiscal 2008. This trend reflected a significant reduction in money market interest rates during fiscal 2009.

Other Expense – Other expense for fiscal 2009 was $43,000 compared with $736,000 in fiscal 2008. This change primarily reflected fluctuations in foreign currency exchange rates for our subsidiary domiciled in Canada.

Income Taxes

We recorded income tax expense of $32.0 million, or 464.3% of loss before income tax expense in fiscal 2009 compared to an income tax benefit of $542,000, or 11.2% of income before income taxes in fiscal 2008. Income tax expense for fiscal 2009 is different from the amount obtained by applying our statutory rate of 34% to loss before income taxes for the following reasons:

- The income tax rate increased 395% for a $27.2 million non-cash charge for the establishment of a valuation allowance against substantially all of the company's net deferred tax assets.
- The income tax rate increased 50% for an increase in unrecognized tax benefits.
- The income tax rate increased 26% for the tax effects of foreign exchange gains on U.S. denominated account balances in which income taxes are paid in Canadian dollars. In fiscal 2008, the income tax rate decreased 23% for the tax effects of foreign exchange losses on U.S. denominated account balances in which income taxes are paid in Canadian dollars. In fiscal 2009 and 2008, the Canadian foreign exchange rate in relation to the U.S. dollar was very volatile due to changes in oil prices and global economic conditions.
- The income tax rate increased 23% for the recording of a deferred tax liability for estimated U.S. income taxes that were paid upon repatriation of undistributed earnings from the company's subsidiaries located in China.
- The income tax rate increased 4% for non-deductible stock-based compensation and other miscellaneous items.

The income tax benefit for fiscal 2008 is different from the amount obtained by applying our statutory rate of 34% to income before income taxes for the following reasons:

- The income tax rate was reduced by 23% for the tax effects of foreign exchange losses on U.S. denominated account balances in which income taxes are paid in Canadian dollars. In fiscal 2008, the Canadian foreign exchange rate in relation to the U.S. dollar was very volatile due to changes in oil prices and global economic conditions.
- The income tax rate was reduced by 19% for the tax effects of a tax holiday for our subsidiaries located in China. Under a tax holiday in the People's Republic of China, the company was granted an exemption from income taxes for two years commencing from the first profit-making year on a calendar year basis and a 50% reduction in income tax rates for the following three years. Calendar year 2004 was the first profit-making year. We were entitled to a 50% income tax reduction through December 31, 2008. The income tax rate was reduced by 0.4% for the tax effects of the tax holiday in China in fiscal 2009. This decrease compared with fiscal 2008 is due to lower pre-tax income in fiscal 2009 for our China operations.
- The income tax rate was reduced by 12% for research and development credits taken on our Canadian income tax returns for fiscal years 2006 through 2008. We engaged a consultant in fiscal 2008 to assist management in documenting and determining the amount of these credits that could be deducted on the company's Canadian tax returns.

- The income tax rate was reduced by 12% for income tax incentives granted by the Chinese government for the start up of a cut and sew operation located in China in fiscal 2008.
- The income tax rate decreased 10% for taxable income subject to lower statutory income tax rates in foreign jurisdictions (Canada and China) compared with the statutory income tax rate of 34% for the United States.
- The income tax rate increased by 27% for an increase in unrecognized tax benefits.
- The income tax rate increased 4% for non-deductible stock-based compensation expense and other miscellaneous items.

Handling Costs

The company records warehousing costs in selling, general and administrative expenses. These costs were $2.2 million, $2.2 million, and $3.0 million in fiscal 2010, 2009, and 2008, respectively. Warehousing costs include the operating expenses of the company's various finished goods distribution centers, such as personnel costs, utilities, building rent and material handling equipment, and lease expense. Had these costs been included in cost of sales, gross profit would have been $36.6 million, or 17.7%, in fiscal 2010, $22.5 million, or 11.0%, in fiscal 2009, and $30.2 million, or 11.9%, in fiscal 2008.

Liquidity and Capital Resources

Liquidity

Our sources of liquidity include cash and cash equivalents, short-term investments, cash flow from operations, and amounts available under our unsecured revolving credit lines. These sources have been adequate for day-to-day operations and capital expenditures. We believe our present cash and cash equivalents and short-term investment balance of $21.3 million, cash flow from operations, and current availability under our unsecured revolving credit lines will be sufficient to fund our business needs and fiscal 2011 contractual obligations (see below commitments table).

In fiscal 2010, we continued our focus on strengthening our financial position. Cash and cash equivalents and short-term investments as of May 2, 2010 were $21.3 million compared with $11.8 million at May 3, 2009. Our cash and cash equivalents and short-term investment balance reflects cash flow from operations in fiscal 2010 of $21.6 million compared with $22.8 million in fiscal 2009. Cash flow from operations in fiscal 2010 primarily represented cash flow from earnings totaling $18.5 million. Cash flow from operations in fiscal 2009 primarily represented cash flow from earnings generated from the mattress fabrics segment and working capital reductions in both segments. Our cash and cash equivalents and short-term investment balance also reflects cash outlays for capital expenditures totaling $7.4 million during fiscal 2010, payments on long-term debt of $4.8 million, payments on vendor-financed capital expenditures and a capital lease obligation totaling $1.6 million, offset by cash proceeds received on the sale of common stock and equipment totaling $1.3 million.

We reduced our total long-term debt, including current maturities, to $11.7 million at May 2, 2010 from $16.4 million at May 3, 2009. This reduction primarily related to the last principal payment of $4.8 million made in March 2010 on our prior unsecured term notes. Cash flow from operations and the sale of the corporate headquarters (see below) allowed us to substantially reduce total borrowings during fiscal 2009. During fiscal 2009, we repaid $16.1 million in long-term debt, of which $4.6 million related to principal payments due in March and June 2010. Our long-term debt balance was $16.4 million and $21.4 million at May 3, 2009 and April 27, 2008, respectively. Our long-term debt balance of $16.4 million, included an $11.0 million unsecured term loan added in the second quarter of fiscal 2009 to finance the Bodet & Horst acquisition.

Our next significant scheduled principal payment is $2.2 million and is due in August 2011. As of May 2, 2010, we have lines of credit totaling $12.5 million in the U.S. and China, with no outstanding balances. All of our long-term debt and line of credit agreements are unsecured.

Our cash and cash equivalents and short-term investment balance may be adversely affected by factors beyond our control, such as weakening industry demand and delays in receipt of payment on accounts receivable.

Corporate Headquarters Office Space

Effective January 29, 2009, we sold our corporate headquarters building in High Point, North Carolina for a purchase price of $4.0 million. The agreement allowed the company to lease the building back from the purchaser under an operating lease for an initial term of approximately three years expiring on March 31, 2012 and for rent payable in monthly installments of $30,020, plus approximately two-thirds of the building's normal occupancy costs. The contract contains renewal options as defined in the agreement for periods from April 1, 2012 through September 30, 2015 and October 1, 2015 through March 31, 2019. The proceeds of the sale were used to pay off the remaining balance of our real estate loans totaling $4.0 million.

Working Capital

Accounts receivable at May 2, 2010 were $19.8 million, an increase of 9.4%, compared with $18.1 million at May 3, 2009. This increase primarily reflects increased business volume in both our business segments in the fourth quarter of fiscal 2010 compared with the fourth quarter of fiscal 2009. Days' sales in receivables were 35 days and 32 days at the end of fiscal 2010 and 2009, respectively.

Inventories at May 2, 2010 were $26.0 million, an increase of 8.4%, compared with $24.0 million at May 3, 2009. This increase primarily reflects increased business volume in both our business segments in the fourth quarter of fiscal 2010 compared with the fourth quarter of fiscal 2009. Inventory turns for fiscal 2010 were 6.7 versus 6.0 for fiscal 2009.

Accounts payable-trade as of May 2, 2010 were $22.3 million, an increase of 31%, compared with $17.0 million at May 3, 2009. This increase primarily reflects increased business volume in both our business segments in the fourth quarter of fiscal 2010 compared with the fourth quarter of fiscal 2009.

Operating working capital (comprised of accounts receivable and inventories, less accounts payable –trade and capital expenditures) was $23.0 million at May 2, 2010, down from $23.5 million at May 3, 2009. Operating working capital turnover was 9.0 in fiscal 2010 compared to 6.4 in fiscal 2009.

Financing Arrangements

Unsecured Term Notes – Bodet & Horst

In connection with the Bodet & Horst acquisition (Note 2), we entered into a note agreement dated August 11, 2008. The agreement provided for the issuance of $11.0 million of unsecured term notes with a fixed interest rate of 8.01% and a term of seven years. Principal payments of $2.2 million per year are due on the notes beginning August 11, 2011. The principal payments are payable over an average term of 5.2 years through August 11, 2015. The agreement contains customary financial and other covenants as defined in the agreement.

Unsecured Term Notes - Prior

Our prior unsecured senior term notes had a fixed interest rate of 8.80% (payable semi-annually in March and September and subject to prepayment provisions each fiscal quarter as defined in the agreement). These unsecured term notes were paid in full in March 2010.

Government of Quebec Loan

We have an agreement with the Government of Quebec for a term loan that is non-interest bearing and is payable in 48 equal monthly installments that commenced on December 1, 2009. The proceeds were used to partially finance capital expenditures at our Rayonese facility located in Quebec, Canada. At May 2, 2010, the outstanding balance on this loan was valued at $700,000 and $687,000 in Canadian and U.S. dollars, respectively. At May 3, 2009, the outstanding balance on this loan was valued at $800,000 and $674,000 in Canadian and U.S. dollars, respectively.

Revolving Credit Agreement –United States

We have an unsecured credit agreement that provides for a revolving loan commitment of $6.5 million, including letters of credit up to $5.5 million. This agreement bears interest at the one-month LIBOR plus an adjustable margin (all in rate of 3.27% at May 2, 2010) based on the company's debt/EBITDA ratio, as defined in the agreement. As of May 2, 2010 there were $425,000 in outstanding letters of credit (all of which related to workers compensation) under the agreement. At May 2, 2010 and May 3, 2009, there were no borrowings outstanding under this agreement.

On July 15, 2009, we entered into a fourteenth amendment to this revolving credit agreement. This amendment extended the expiration date to August 15, 2010. It is management's intention to extend this revolving credit agreement.

On February 24, 2010, we entered into a fifteenth amendment to this revolving credit agreement. This amendment provided greater flexibility by increasing the capital expenditure limit on a cash basis from $4.0 million to $7.5 million for fiscal 2010. In addition, for any fiscal year after fiscal 2010, capital expenditures are not to exceed the sum of $4.0 million and such additional amount of capital expenditures that would not cause the company to be in noncompliance with the fixed charge coverage ratio as defined in the agreement.

Revolving Credit Agreement - China

Effective March 3, 2010, we renewed our revolving credit agreement in China. The agreement provides for a line of credit available up to approximately $6.0 million and extends the expiration date to March 2, 2011. This agreement bears interest at a rate determined by the Chinese government. There were no borrowings or letters of credit outstanding under the agreement as of May 2, 2010 and May 3, 2009.

Overall

Our loan agreements require, among other things, that we maintain compliance with certain financial covenants. At May 2, 2010 the company was in compliance with these financial covenants.

The principal payment requirements for long-term debt during the next five fiscal years are: 2011 – $196,000; 2012 – $2.4 million; 2013 – $2.4 million; 2014 – $2.3 million; 2015 - $2.2 million; and thereafter – $2.2 million.

Commitments

The following table summarizes the company's contractual payment obligations and commitments for each of the next five fiscal years (in thousands):

	2011	2012	2013	2014	2015	Thereafter	Total
Capital expenditures	3,837	-	-	-	-	-	3,837
Accounts payable – capital expenditures	567	-	-	-	-	-	567
Operating leases	1,559	1,178	484	100	13	-	3,334
Interest Expense (1)	894	754	578	402	226	49	2,903
Long-term debt – principal	196	2,397	2,397	2,297	2,200	2,200	11,687
Total (2)	7,053	4,329	3,459	2,799	2,439	2,249	22,328

Note: Payment Obligations by Fiscal Year Ending April

(1) Interest expense includes interest incurred on accounts payable-capital expenditures, and long-term debt.

(2) As more fully disclosed in Notes 1 and 11 of the Notes to the Consolidated Financial Statements, the company adopted certain provisions of ASC Topic 740, "Income Taxes" (formerly known as Financial Accounting Standards Board Interpretation No.48 "Accounting for Uncertainty In Income Taxes" which supplements SFAS No. 109, "Accounting for Income Taxes"). At May 2, 2010, the company had $10.1 million of total gross unrecognized tax benefits, of which $6.3 million and $3.8 million were classified as net non-current deferred income taxes and income taxes payable – long-term. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, competent authority proceedings, changes in regulatory tax laws, or interpretations of those tax laws, or expiration of statutes of limitation. As a result of these inherent uncertainties, the company cannot reasonably estimate the timing of payment of these amounts. Of the $10.1 million in total gross unrecognized tax benefits, $6.3 million would not be subject to cash payments due to the company's U.S. federal and state net operating loss carryforwards.

Capital Expenditures

Capital expenditures on an accrual and cash basis for fiscal 2010 were $7.4 million. The capital spending of $7.4 million consisted of $6.6 million for the mattress fabrics segment, $481,000 for the upholstery fabrics segment, and $316,000 for unallocated corporate. Depreciation expense for fiscal 2010 was $4.0 million, of which $3.5 million related to the mattress fabrics segment and $552,000 related to the upholstery fabrics segment. Depreciation expense for the upholstery fabrics segment included a $178,000 charge related to the reclassification of certain upholstery fabric assets classified from held for sale to held and used (included in property, plant, and equipment on the May 2, 2010 Consolidated Balance Sheet).

For fiscal 2011, we currently expect capital expenditures to be approximately $8.0 million, which we plan to fund from cash flow from operations. Planned capital expenditures for fiscal 2011 primarily relate to the mattress fabrics segment. For fiscal 2011, we currently expect depreciation expense to be approximately $5.0 million, which primarily relates to the mattress fabrics segment.

Accounts Payable – Capital Expenditures

At May 2, 2010, we had total amounts due for capital expenditures totaling $567,000, of which $377,000 was vendor-financed and $190,000 was non-vendor financed. The company's vendor-financed arrangement bears interest with a fixed interest rate of 7.14%. During August 2009, we prepaid and paid in full $521,000 on a vendor-financed arrangement that had a fixed interest rate of 6%. The total outstanding amount of $567,000 is required to be paid in full in fiscal 2011.

Capital Lease Obligation

In May 2008, we entered into a capital lease to finance a portion of the construction of certain equipment related to our mattress fabrics segment. The lease agreement contained a bargain purchase option and incurred interest at a rate of 8.5%. The lease agreement required total principal payments totaling $1.4 million which commenced on July 1, 2008, and was paid in full by the end of fiscal 2010. This agreement was secured by equipment with a carrying value of $2.4 million.

Inflation

Any significant increase in our raw material costs, utility/energy costs and general economic inflation could have a material adverse impact on the company, because competitive conditions have limited our ability to pass significant operating increases on to customers.

Critical Accounting Policies

U.S. generally accepted accounting principles require us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Some of these estimates require difficult, subjective and/or complex judgments about matters that are inherently uncertain, and as a result actual results could differ significantly from those estimates. Due to the estimation processes involved, management considers the following summarized accounting policies and their application to be critical to understanding the company's business operations, financial condition and results of operations.

Accounts Receivable - Allowance for Doubtful Accounts. Substantially all of our accounts receivable are due from residential and commercial furniture and bedding manufacturers. Ownership of these manufacturers is increasingly concentrated and certain bedding manufacturers have a high degree of leverage. As of May 2, 2010, accounts receivable from furniture manufacturers totaled approximately $11.7 million, and accounts receivable from bedding manufacturers totaled approximately $8.1 million. Additionally, as of May 2, 2010, the aggregate accounts receivable balance of the company's ten largest customers was $8.2 million, or 41% of trade accounts receivable. One customer within the upholstery fabrics segment represented 13% of consolidated accounts receivable at May 2, 2010. No customers within the mattress fabrics segment represented more than 10% of consolidated accounts receivable at May 2, 2010.

We continuously perform credit evaluations of its customers, considering numerous inputs including customers' financial position, past payment history, cash flows and management capability; historical loss experience; and economic conditions and prospects. Once evaluated, each customer is assigned a credit grade. Credit grades are adjusted as warranted. Significant management judgment and estimates must be used in connection with establishing the reserve for allowance for doubtful accounts. While management believes that adequate allowances for doubtful accounts have been provided in the consolidated financial statements, it is possible that we could experience additional unexpected credit losses.

The reserve balance for doubtful accounts was $1.3 million and $1.5 million at May 2, 2010 and May 3, 2009, respectively.

Inventory Valuation. We operate as a "make-to-order" and "make-to-stock" business. Although management closely monitors demand in each product area to decide which patterns and styles to hold in inventory, the increasing availability of low cost imports and the gradual shifts in consumer preferences expose the company to markdowns of inventory.

Management continually examines inventory to determine if there are indicators that the carrying value exceeds its net realizable value. Experience has shown that the most significant indicator of the need for inventory markdowns is the age of the inventory and the planned discontinuance of certain patterns. As a result, the company provides inventory valuation markdowns based upon set percentages for inventory aging categories, generally using six, nine, twelve and fifteen month categories. While management believes that adequate markdowns for excess and obsolete inventory have been made in the consolidated financial statements, significant unanticipated changes in demand or changes in consumer tastes and preferences could result in additional excess and obsolete inventory in the future.

The reserve for inventory markdowns was $1.4 million and $3.0 million at May 2, 2010 and May 3, 2009, respectively.

Long-lived Assets. Management reviews long-lived assets, which consist principally of property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recovered. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, the related cost and accumulated depreciation are removed from the accounts and an impairment charge is recognized for the excess of the carrying amount over the fair value of the asset. After the impairment loss is recognized, the adjusted carrying amount shall be its new accounting basis. Assets to be disposed of by sale are reported at the lower of the carrying value or fair value less cost to sell when the company has committed to a disposal plan, and are reported separately as assets held for sale in the consolidated balance sheets. Unforeseen events and changes in circumstances and market conditions could negatively affect the value of assets and result in an impairment charge.

Goodwill. Management assesses goodwill for impairment at the end of each fiscal year or between annual tests if an event that occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying values. At the end of fiscal 2009, we tested for impairment of goodwill utilizing a two-step approach. In the first step, we estimated the fair market values of its reporting units (mattress fabrics and upholstery fabrics) using a present value of future cash flows approach, subject to a comparison for reasonableness to its market capitalization at the date of valuation. We used a discount rate equal to its average cost of funds to discount the expected future cash flows. If the fair market value of a reporting unit exceeded its carrying amount, goodwill of the reporting unit was considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeded its implied fair value, the second step of the goodwill impairment test would be performed to measure the amount of the impairment loss, if any. In the second step the implied fair market value of the goodwill would be estimated as the fair market value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeded its implied fair market value, an impairment loss would be recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. Based on the results of the fiscal 2009 impairment test, no impairment of goodwill was incurred and the second step of the impairment test was unnecessary. Additionally, the estimated fair value of the mattress fabric segment exceeded its carrying value by approximately $22.8 million or 38%.

In accordance with ASC Topic 350, "Goodwill and Other Intangible Assets", a detailed determination of the fair value of the reporting unit may be carried forward from one year to the next if all of the following conditions are met: a) assets and liabilities that make up the reporting unit have not changed since the most recent fair value determination (May 3, 2009), b) the most recent fair value determination resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin, c) based on analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less that the current carrying amount of the reporting unit is remote. Based on our analysis of the above criteria, we carried forward our fiscal 2009 detailed determination of the fair value of our reporting units to fiscal 2010 and therefore, no impairment of goodwill was incurred in fiscal 2010.

The company's remaining goodwill at May 2, 2010, of $11.5 million relates to the mattress fabrics segment.

Although the company believes it has based the impairment testing on reasonable estimates and assumptions, the use of different estimates and assumptions could result in materially different results.

Restructuring Charges. In accordance with ASC Topic 420, *Exit or Disposal Cost Obligations,* a liability for a cost associated with an exit or disposal activity must be recognized and measured initially at its fair value in the period in which the liability is incurred, except for certain employee termination benefits that qualify under ASC Topic 712, *Nonretirement Postemployment Benefits.*

In fiscal 2009 and 2008, the upholstery fabric segment was under significant pressure from a variety of external forces, such as the current consumer preference for leather and suede furniture and the growing competition from imported fabrics and cut and sewn kits. In an effort to reduce operating expenses and scale U.S. productive capacity in line with current and expected demand trends, we executed restructuring initiatives during the past several years. These restructuring initiatives have resulted in restructuring charges related to the remaining lease costs of the closed facilities, the write-down of property, plant and equipment, workforce reduction and elimination of facilities.

Severance and related charges are accrued at the date the restructuring is approved by the board of directors based on an estimate of amounts that will be paid to affected employees, in accordance with ASC Topic 712. Under ASC Topic 360, asset impairment charges related to the consolidation or closure of manufacturing facilities are based on an estimate of expected sales prices for the real estate and equipment. Other exit costs, which principally consist of charges for lease termination and losses from termination of existing contracts, equipment relocation costs and inventory markdowns that are related to the restructuring are accounted for in accordance with ASC Topic 420.

We reassess the individual accrual requirements at the end of each reporting period. If circumstances change, causing current estimates to differ from original estimates, adjustments are recorded in the period of change. Restructuring charges, and adjustments of those charges, are summarized in Note 3 to the consolidated financial statements.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for temporary differences between the financial statement carrying amounts and the tax bases of the company's assets and liabilities and operating loss and tax credit carryforwards at income tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred income taxes of a change in tax rates is recognized in income (loss) in the period that includes the enactment date.

We evaluate our deferred income taxes to determine if a valuation allowance is required. ASC Topic 740 requires that companies assess whether a valuation allowance should be established based on the consideration of all available evidence using a "more likely than not" standard with significant weight being given to evidence that can be objectively verified. Since the company operates in multiple jurisdictions, we assess the need for a valuation allowance on a jurisdiction-by-jurisdiction basis, taking into account the effects of local tax law. Based on this assessment, we recorded a valuation allowance of $22.6 million at May 2, 2010. This valuation allowance of $22.6 million consists of a full valuation allowance of $21.3 million against our net deferred assets associated with our U.S. operations and a partial valuation allowance of $1.3 million against our net deferred tax assets associated with our China operations.

Our net deferred tax asset regarding our U.S. operations primarily resulted from the recording of the income tax benefit of U.S. income tax loss carryforwards over the last several fiscal years, which totaled $64.0 million at May 2, 2010. The cumulative U.S. pre-tax losses incurred over the last several fiscal years, the significant uncertainty in current and expected demand for furniture and mattresses, and the prevailing uncertainty in the overall economic climate, has made it very difficult to forecast our financial results associated with our U.S. operations. Based on this significant negative evidence, we maintain our position that it is more-likely-than-not that the U.S. net deferred tax assets will not be fully recovered. Consequently, we recorded a full allowance of $21.3 million against our U.S. net deferred tax assets.

Our net deferred tax asset regarding our China operations primarily pertains to the book versus tax basis difference associated with our China operations' fixed assets. This book versus tax basis difference resulted from our impairment losses and fixed asset write-downs associated with our September 2008 Upholstery Fabrics restructuring plan (see note 3). In order for this net deferred tax asset to be realized, our China operations must have sufficient pre-tax income levels to utilize tax depreciation expense each of the next four fiscal years. Due to the favorable results from our restructuring activities and profit improvement plan initiated in the second quarter of fiscal 2009, our China operations have been restored to profitability, reporting pre-tax income of $7.9 million in fiscal 2010. Although our China operations reported pre-tax income of $7.9 million in fiscal 2010, on a cumulative basis over the last three fiscal years, our China operations have substantially performed on a break-even basis (achieved in the fourth quarter of fiscal 2010). The significant uncertainty in current and expected demand for furniture, and the prevailing uncertainty in the overall economic climate, has made it very difficult to forecast medium and long-term financial results associated with our China operations. Based on the current economic conditions, we believe it is too uncertain to project pre-tax income associated with our China operations after fiscal 2011. Based on this significant positive and negative evidence, we recorded a partial valuation allowance of $1.3 million against net deferred tax assets associated with our China operations for the tax versus book depreciation that is expected to reverse beyond fiscal 2011 and we recognized an income tax benefit of $334,000 in fiscal 2010 for the reduction in this valuation allowance for the tax versus book depreciation that is projected to reverse in fiscal 2011.

We adopted certain provisions of ASC Topic 740, (these provisions were formerly known as Financial Accounting Standards Board Interpretation No. 48,"Accounting for Uncertainty in Income Taxes- which supplements SFAS No. 109, Accounting for Income Taxes). We must recognize the tax impact from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax impact recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. Penalties and interest related to uncertain tax positions are recorded as tax expense. Significant judgment is required in the identification of uncertain tax positions and in the estimation of penalties and interest on uncertain tax positions.

At May 2, 2010, the company had $10.1 million of total gross unrecognized tax benefits, of which $6.3 million and $3.8 million were classified as net non-current deferred income taxes and income taxes payable – long-term, respectively, in the accompanying consolidated balance sheets.

Adoption of New Accounting Pronouncements

Refer to Note 1 located in the notes to the consolidated statements for recently adopted accounting pronouncements for fiscal 2010.

Recently Issued Accounting Standards

Refer to Note 24 located in the notes to the consolidated statements for recently issued accounting pronouncements for fiscal 2011.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates on our revolving credit lines. Our revolving credit line in the United States bears interest at the one-month LIBOR plus an adjustable margin based on the company's debt/EBITDA ratio, as defined in the credit agreement. Our revolving credit line associated with our China subsidiaries bears interest at a rate determined by the Chinese government. At May 2, 2010, there were no borrowings outstanding under these revolving credit lines.

We are not exposed to market risk from changes in interest rates on our long-term debt. The company's unsecured term notes issued in connection with the Bodet & Horst acquisition have a fixed interest rate of 8.01% and the loan associated with the Government of Quebec is non-interest bearing.

We are exposed to market risk from changes in the value of foreign currencies for our subsidiaries domiciled in China and Canada. On January 21, 2009, the company entered into a Canadian dollar foreign exchange contract associated with its loan from the Government of Quebec. The agreement effectively converted the Canadian dollar principal debt payments at a fixed Canadian dollar foreign exchange rate versus the United States dollar of 1.21812. This agreement was terminated in the first quarter of fiscal 2010 (see note 17 in the notes to the consolidated financial statements for further details). Additionally, we try to maintain a natural hedge by keeping an equal balance of our assets and liabilities denominated in the local currency of our subsidiaries domiciled in China and Canada, although there is no assurance that we will be able to continually maintain this natural hedge. Our foreign subsidiaries use the United States dollar as their functional currency. A substantial portion of our imports purchased outside the United States are denominated in U.S. dollars. A 10% change in either exchange rate at May 2, 2010, would not have had a significant impact on our results of operations or financial position.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

To the Board of Directors and Shareholders
Culp, Inc.:

We have audited the accompanying consolidated balance sheets of **Culp, Inc.** (a North Carolina corporation) and Subsidiaries (the Company) as of May 2, 2010, and May 3, 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended May 2, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Culp, Inc. and Subsidiaries as of May 2, 2010, and May 3, 2009, and the results of their operations and their cash flows for each of the three years in the period ended May 2, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Greensboro, North Carolina
July 15, 2010

CONSOLIDATED BALANCE SHEETS

May 2, 2010 and May 3, 2009 (dollars in thousands)	2010	2009
ASSETS		
current assets:		
cash and cash equivalents	$ **18,295**	$ 11,797
short-term investments	**3,023**	-
accounts receivable, net	**19,822**	18,116
inventories	**26,002**	23,978
deferred income taxes	**150**	54
assets held for sale	**123**	1,209
income taxes receivable	**728**	210
other current assets	**1,698**	1,264
total current assets	**69,841**	56,628
property, plant and equipment, net	**28,403**	24,253
goodwill	**11,462**	11,593
deferred income taxes	**324**	-
other assets	**2,568**	2,820
total assets	$ **112,598**	$ 95,294
LIABILITIES AND SHAREHOLDERS' EQUITY		
current liabilities:		
current maturities of long-term debt	$ **196**	$ 4,764
current portion of obligation under capital lease	**-**	626
accounts payable - trade	**22,278**	17,030
accounts payable - capital expenditures	**567**	923
accrued expenses	**9,613**	6,504
accrued restructuring costs	**324**	853
income taxes payable	**224**	83
total current liabilities	**33,202**	30,783
accounts payable - capital expenditures	**-**	638
income taxes payable - long-term	**3,876**	3,264
deferred income taxes	**982**	974
long-term debt, less current maturities	**11,491**	11,604
total liabilities	**49,551**	47,263
commitments and contingencies (notes 7, 12, 13, and 14)		
shareholders' equity:		
preferred stock, $.05 par value, authorized 10,000,000 shares	**-**	-
common stock, $.05 par value, authorized 40,000,000 shares, issued and outstanding 13,051,785 at May 2, 2010 and 12,767,527 at May 3, 2009	**652**	638
capital contributed in excess of par value	**49,459**	47,728
accumulated earnings (deficit)	**12,833**	(355)
accumulated other comprehensive income	**103**	20
total shareholders' equity	**63,047**	48,031
total liabilities and shareholders' equity	$ **112,598**	$ 95,294

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended May 2, 2010, May 3, 2009 and April 27, 2008

(dollars in thousands, except per share data)	**2010**	2009	2008
net sales	$ **206,416**	$ 203,938	$ 254,046
cost of sales	**167,639**	179,286	220,887
gross profit	**38,777**	24,652	33,159
selling, general and administrative expenses	**22,805**	19,751	23,973
restructuring (credit) expense (note 3)	**(370)**	9,471	886
income (loss) from operations	**16,342**	(4,570)	8,300
interest expense	**1,314**	2,359	2,975
interest income	**(116)**	(89)	(254)
other expense, net	**828**	43	736
income (loss) before income taxes	**14,316**	(6,883)	4,843
income tax expense (benefit) (note 11)	**1,128**	31,959	(542)
net income (loss)	$ **13,188**	$ (38,842)	$ 5,385
net income (loss) per share-basic	$1.04	$(3.07)	$0.43
net income (loss) per share-diluted	$1.01	$(3.07)	$0.42

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(dollars in thousands, except common stock shares) *For the years ended May 2, 2010 May 3, 2009 and April 27, 2008*	*common stock shares*	*common stock amount*	*capital contributed in excess of par value*	*Accumulated earnings (deficit)*	*accumulated other comprehensive (loss) income*	*total shareholders' equity*
balance, April 29, 2007	12,569,291	$ 629	$ 46,197	$ 32,255	$ (4)	$ 79,077
cumulative effect of adopting FASB interpretation No. 48	-	-	-	847	-	847
net income	-	-	-	5,385	-	5,385
stock-based compensation	-	-	618	-	-	618
loss on cash flow hedge, net of taxes	-	-	-	-	(44)	(44)
excess tax benefit related to stock options exercised	-	-	17	-	-	17
common stock issued in connection with stock option plans	78,736	3	456	-	-	459
balance, April 27, 2008	12,648,027	632	47,288	38,487	(48)	86,359
net loss	-	-	-	(38,842)	-	(38,842)
stock-based compensation	-	-	425	-	-	425
gain on cash flow hedge, net of taxes	-	-	-	-	68	68
restricted stock granted	115,000	5	(5)	-	-	-
common stock issued in connection with stock option plans	4,500	1	20	-	-	21
balance, May 3, 2009	12,767,527	638	47,728	(355)	20	48,031
net income	-	-	-	13,188	-	13,188
stock-based compensation	-	-	834	-	-	834
gain on cash flow hedges, net of taxes	-	-	-	-	83	83
restricted stock granted	80,000	4	(4)	-	-	-
common stock issued in connection with performance based units	80,000	4	(4)	-	-	-
common stock surrendered for withholding taxes payable	(20,658)	(1)	(190)	-	-	(191)
excess tax benefit related to stock options exercised	-	-	429	-	-	429
common stock issued in connection with stock option plans	144,916	7	666	-	-	673
balance, May 2, 2010	13,051,785	$ 652	$ 49,459	$ 12,833	$ 103	$ 63,047

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended May 2, 2010, May 3, 2009 and April 27, 2008 *(dollars in thousands)*		**2010**	2009	2008
cash flows from operating activities:				
net income (loss)	$	**13,188**	(38,842)	5,385
adjustments to reconcile net income (loss) to net cash provided by operating activities:				
depreciation		**4,010**	6,712	5,548
amortization of other assets		**548**	488	373
stock-based compensation		**834**	425	618
excess tax benefit related to stock options exercised		**(429)**	-	(17)
deferred income taxes		**(148)**	33,430	(1,110)
(gain) loss on impairment of equipment		**(65)**	(32)	289
restructuring expenses, net of gain on sale of related assets		**(170)**	7,960	140
foreign currency exchange losses (gains)		**688**	(88)	393
changes in assets and liabilities, net of effects of acquisition of assets:				
accounts receivable		**(1,684)**	8,924	2,274
inventories		**(2,020)**	12,850	5,241
other current assets		**(418)**	28	531
other assets		**(67)**	10	(188)
accounts payable-trade		**5,157**	(5,278)	(989)
accrued expenses		**2,853**	(1,667)	(511)
accrued restructuring		**(529)**	(579)	(1,926)
income taxes		**(171)**	(1,504)	401
net cash provided by operating activities		**21,577**	22,837	16,452
cash flows from investing activities:				
capital expenditures		**(7,431)**	(1,970)	(4,846)
purchase of short-term investments		**(3,023)**	-	-
net cash paid for acquistion of assets (note 2)		**-**	(11,365)	-
proceeds from the sale of buildings and equipment		**583**	4,607	2,723
net cash used in investing activities		**(9,871)**	(8,728)	(2,123)
cash flows from financing activities:				
proceeds from lines of credit		**-**	-	1,339
payments on lines of credit		**-**	-	(3,932)
payments on vendor-financed capital expenditures		**(985)**	(1,236)	(642)
payments on a capital lease obligation		**(626)**	(754)	-
payments on long-term debt		**(4,789)**	(16,055)	(16,737)
proceeds from the issuance of long-term debt (note 12)		**-**	11,000	-
debt issuance costs		**(15)**	(133)	-
proceeds from common stock issued		**673**	21	459
excess tax benefit related to stock options exercised		**429**	-	17
net cash used in financing activities		**(5,313)**	(7,157)	(19,496)
effect of exchange rate changes on cash and cash equivalents		**105**	(69)	(88)
increase (decrease) in cash and cash equivalents		**6,498**	6,883	(5,255)
cash and cash equivalents at beginning of year		**11,797**	4,914	10,169
cash and cash equivalents at end of year	$	**18,295**	11,797	4,914

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Culp, Inc. manufactures and markets mattress fabrics and upholstery fabrics primarily for the furniture and bedding industries, with the majority of its revenues derived in North America. The company has mattress fabric operations located in Stokesdale, NC, High Point, NC, and Quebec, Canada. The company has upholstery fabric manufacturing operations located in Shanghai, China and Anderson, SC.

Basis of Presentation – The consolidated financial statements of the company have been prepared in accordance with U.S. generally accepted accounting principles. Certain prior year amounts have been reclassified on the Consolidated Statement of Cash Flows to conform to current year presentation and reflect the effects of foreign exchange losses and gains on operating cash flows and cash and cash equivalents held as of May 3, 2009 and April 27, 2008. Reclassifications are not material to total net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities.

Principles of Consolidation – The consolidated financial statements include the accounts of the company and its subsidiaries, which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation. The accounts of the company's subsidiaries located in Shanghai, China are consolidated as of April 30 (calendar month end), as required by the Chinese government. No events occurred related to the difference between the company's fiscal year end on the Sunday closest to April 30 and the company's China subsidiaries year end of April 30 that materially affected the company's financial position, results of operations, or cash flows for fiscal years 2010, 2009, and 2008.

Fiscal Year – Our fiscal year is the 52 or 53 week period ending on the Sunday closest to April 30. Fiscal 2010, 2009, and 2008 included 52 weeks, 53 weeks, and 52 weeks, respectively.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include demand deposit and money market accounts. The company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The company's Chinese subsidiaries had cash and cash equivalents of $4.7 million and $5.1 million at May 2, 2010 and May 3, 2009, respectively. The company's Canadian subsidiary had cash and cash equivalents of $6.6 million and $575,000 at May 2, 2010 and May 3, 2009, respectively. Throughout the year, we have cash balances regarding our U.S. operations in excess of federally insured amounts on deposit with a financial institution.

Short-Term Investments – Short-term investments represent certificates of deposit that generally have original maturities of six months.

Accounts Receivable – Substantially all of the company's accounts receivable are due from manufacturers in the bedding and furniture industries. The company grants credit to customers, a substantial number of which are located in North America and generally does not require collateral. The company records an allowance for doubtful accounts that reflects estimates of probable credit losses. Management continuously performs credit evaluations of its customers, considering numerous inputs including financial position, past payment history, cash flows, management ability, historical loss experience and economic conditions and prospects. The company does not have any off-balance sheet credit exposure related to its customers.

Inventories – The company accounts for inventories at the lower of first-in, first-out (FIFO) cost or market. Management continually examines inventory to determine if there are indicators that the carrying value exceeds its net realizable value. Experience has shown that the most significant indicator of the need for inventory markdowns is the age of the inventory and the planned discontinuance of certain patterns. As a result, the company provides inventory valuation write-downs based upon established percentages that are continually evaluated as events and market conditions require. The company's inventory aging categories are six, nine, twelve, and fifteen months.

Property, Plant and Equipment – Property, plant and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Amounts received on disposal less the book value of assets sold are charged or credited to income (loss) from operations.

Management reviews long-lived assets, which consist principally of property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recovered. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, the related cost and accumulated depreciation are removed from the accounts and an impairment charge is recognized for the excess of the carrying amount over the fair value of the asset. After the impairment loss is recognized, the adjusted carrying amount shall be its new accounting basis. Assets to be disposed of by sale are reported at the lower of the carrying value or fair value less cost to sell when the company has committed to a disposal plan, and are reported separately as assets held for sale in the consolidated balance sheets.

Interest costs of $34,000, $42,000 and $139,000 for the construction of qualifying fixed assets were capitalized and are being amortized over the related assets' estimated useful lives for the years ended 2010, 2009, and 2008, respectively.

Foreign Operations – The company's future operations and earnings will be significantly impacted by the results of the company's operations in China and Canada. There can be no assurance that the company will be able to successfully conduct such operations, and a failure to do so could have a material adverse effect on the company's financial position, results of operations, and cash flows. Also, the success of the company's operations will be subject to numerous contingencies, some of which may be beyond management's control. These contingencies include general and regional economic conditions, prices for the company's products, competition, changes in regulation, and various additional political, economic, governmental, and other uncertainties. Among other risks, the company's operations will be subject to the risks of restrictions on transfer of funds, export duties, quotas and embargoes, domestic and international customs and tariffs, changing taxation policies, and foreign exchange fluctuations and restrictions.

Foreign Currency Adjustments – The United States dollar is the functional currency for the company's Canadian and Chinese subsidiaries. All foreign currency asset and liability accounts are remeasured into U.S. dollars at year-end exchange rates, except for property, plant, and equipment, which are recorded at historical exchange rates. Foreign currency revenues and expenses are remeasured at average exchange rates in effect during the year, except for certain expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses from remeasurement of foreign currency denominated monetary assets and liabilities are recorded in the other expense, net line item in the Consolidated Statements of Operations in the period in which they occur.

The company's Canadian subsidiary had a foreign currency exchange loss of $542,000 for fiscal 2010, a foreign currency exchange gain of $151,000 for fiscal 2009, and a foreign currency exchange loss of $381,000 for fiscal 2008. The company's Chinese subsidiaries had a foreign currency exchange loss of $23,000 for fiscal 2010, a foreign currency exchange gain of $42,000 for fiscal 2009, and a foreign currency exchange loss of $51,000 for fiscal 2008.

Goodwill – Management assesses goodwill for impairment at the end of each fiscal year or between annual tests if an event that occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying values. At the end of fiscal 2009, we tested for impairment of goodwill utilizing a two-step approach. In the first step, we estimated the fair market values of its reporting units (mattress fabrics and upholstery fabrics) using a present value of future cash flows approach, subject to a comparison for reasonableness to its market capitalization at the date of valuation. We used a discount rate equal to its average cost of funds to discount the expected future cash flows. If the fair market value of a reporting unit exceeded its carrying amount, goodwill of the reporting unit was considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeded its implied fair value, the second step of the goodwill impairment test would be performed to measure the amount of the impairment loss, if any. In the second step the implied fair market value of the goodwill would be estimated as the fair market value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeded its implied fair market value, an impairment loss would be recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. Based on the results of the fiscal 2009 impairment test, no impairment of goodwill was incurred and the second step of the impairment test was unnecessary. Additionally, the estimated fair value of the mattress fabric segment exceeded its carrying value by approximately $22.8 million or 38%.

In accordance with ASC Topic 350, "Goodwill and Other Intangible Assets", a detailed determination of the fair value of the reporting unit may be carried forward from one year to the next if all of the following conditions are met: a) assets and liabilities that make up the reporting unit have not changed since the most recent fair value determination (May 3, 2009), b) the most recent fair value determination resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin, c) based on analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less that the current carrying amount of the reporting unit is remote. Based on our analysis of the above criteria, we carried forward our fiscal 2009 detailed determination of the fair value of our reporting units to fiscal 2010 and therefore, no impairment of goodwill was incurred in fiscal 2010.

The company's remaining goodwill at May 2, 2010, of $11.5 million relates to the mattress fabrics segment.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for temporary differences between the financial statement carrying amounts and the tax bases of the company's assets and liabilities and operating loss and tax credit carryforwards at income tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred income taxes of a change in tax rates is recognized in income (loss) in the period that includes the enactment date.

The company has not recorded deferred income taxes applicable to undistributed earnings of the company's subsidiary located in Canada. Generally, such earnings become subject to U.S. income tax upon the remittance of dividends from undistributed earnings of a company's foreign subsidiaries. It is the present intention of management to reinvest the undistributed earnings of its subsidiary located in Canada indefinitely. At May 2, 2010, the company's subsidiary located in Canada had undistributed earnings totaling $40.0 million. If these undistributed earnings were not indefinitely reinvested, an additional deferred tax liability of approximately $14.6 million would have been required at May 2, 2010, prior to consideration of related valuation allowance.

At May 2, 2010, the company's subsidiaries located in China had undistributed earnings totaling $5.9 million. It is the present intention of management to reinvest these undistributed earnings and, therefore a deferred tax liability has not been recorded. In the fourth quarter of fiscal 2009, management assessed the company's future cash requirements, and repatriated undistributed earnings from its China subsidiaries totaling $9.1 million. Of this $9.1 million, $8.4 million and $650,000 were repatriated in fiscal 2010 and the fourth quarter of fiscal 2009, respectively. The $9.1 million of earnings was repatriated due to the fact that they were not subject to withholding taxes as authorized by the Chinese government. Management does not intend to repatriate any earnings that would be subject to withholding taxes.

On April 30, 2007, the company adopted certain provisions of ASC Topic 740, "Income Taxes" (these provisions formerly known as Financial Accounting Standards Board Interpretation No.48 "Accounting for Uncertainty in Income Taxes" which supplements SFAS No. 109, "Accounting for Income Taxes"), which defines the confidence level that a tax position must meet in order to be recognized in the financial statements. These provisions require that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of the benefit. With the adoption of these provisions, entities are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle. Upon adoption, the company recorded an increase to retained earnings of $847,000 as a cumulative effect of a change in accounting principle. Adjustments subsequent to initial adoption are reflected within the company's income tax benefit or expense.

Revenue Recognition – Revenue is recognized upon shipment, when title and risk of loss pass to the customer. Provision is currently made for estimated product returns, claims and allowances. Management considers historical claims and return experience, among other things, when establishing the allowance for returns and allowances.

Shipping and Handling Costs – Revenue received for shipping and handling costs, which is immaterial for all periods presented, is included in net sales. Shipping costs, principally freight, that comprise payments to third-party shippers are classified as cost of sales. Handling costs represent finished goods warehousing costs incurred to store, move, and prepare products for shipment in the company's various distribution facilities. Handling costs were $2.2 million, $2.2 million and $3.0 million in fiscal 2010, 2009 and 2008, respectively, and are included in selling, general and administrative expenses.

Sales and Other Taxes – Sales and other taxes collected from customers and remitted to governmental authorities are presented on a net basis and, as such, are excluded from revenues.

Stock-Based Compensation – The company's equity incentive plans are described more fully in Note 15, ASC 718, "Compensation – Stock Compensation" (formerly known as SFAS No. 123(R)), requires that all stock-based compensation be recognized as compensation expense in the financial statements and that such cost be measured at the grant date for awards issued to employees and the company's board of directors. Equity awards issued to non-employees are measured at the earlier date of when the performance criteria are met or the end of each reporting period. Compensation expense for unvested stock options and time vested restricted stock awards are amortized on a straight-line basis over the remaining vesting periods. Compensation expense for performance based restricted stock units are recorded based on assessment each reporting period of the probability if certain performance goals will be met during the contingent vesting period. If performance goals are not probable of occurrence, no compensation expense will be recognized and any previously recognized compensation cost would be reversed. Excess tax benefits related to our equity incentive plans are reflected as financing cash inflows on the Statement of Cash Flows. We have elected to record the additional excess tax benefits associated with our equity incentive awards as a reduction in current income tax payable prior to utilizing any net operating loss carryforwards.

Fair Value of Financial Instruments – The accompanying consolidated financial statements include certain financial instruments, and the fair market value of such instruments may differ from amounts reflected on a historical basis. These financial instruments include the company's long-term debt and Canadian dollar foreign exchange contract. The fair value measurement of these financial instruments are described more fully in Note 16.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued expenses approximates fair value because of the short maturity of these financial instruments.

Recently Adopted Accounting Pronouncements

ASC Topic 105

In June 2009, the Financial Accounting Standards Board, or FASB, approved the FASB Accounting Standards Codification, or ASC, as the single source of authoritative nongovernmental GAAP. All existing accounting standard guidance issued by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature, excluding guidance from the Securities and Exchange Commission, or SEC, has been superseded by the ASC. All other non-grandfathered, non-SEC accounting literature not included in the ASC has become non-authoritative. The ASC did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The ASC was effective for interim or annual periods ending after September 15, 2009.

Accordingly, the Company adopted the ASC as of November 1, 2009 as provided by Accounting Standards Update, or ASU, No. 2009-01, "Topic 105 – Generally Accepted Accounting Principles – amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification, and the Hierarchy of Generally Accepted Accounting Principles." As a result of this adoption, previous references to new accounting standards and literature are no longer applicable. Beginning in the second quarter of fiscal 2010, the company has provided references to both new and old guidance to assist in understanding the impacts of recently adopted accounting literature, particularly for guidance adopted since the beginning of the current fiscal year but prior to the ASC.

ASC Topic 820

Effective April 28, 2008, the company adopted ASC Topic 820, Fair Value Measurements and Disclosures (previously reported as "SFAS No. 157" as amended by "FSP No. 157-2"), for financial assets and liabilities. To allow time to consider the effects of the implementation issues that have arisen, on February 12, 2008, the Financial Accounting Standards Board ("FASB") provided a one-year deferral of the effective date of ASC Topic 820-10 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed in financial statements at fair value on a non-recurring basis (that is, at least annually). As a result the company adopted ASC Topic 820-10 for nonfinancial assets and liabilities that are valued at fair value on a non-recurring basis on May 4, 2009. The deferral provision of ASC Topic 820-10 for nonfinancial assets and liabilities primarily apply to nonfinancial assets and liabilities initially measured at fair value in business combinations and nonfinancial assets and liabilities measured at fair value in conjunction with goodwill, other intangible assets and long-lived asset impairment testing. The impact of the adoption of ASC Topic 820-10 for nonfinancial assets and nonfinancial liabilities did not have a material impact on the company's consolidated results of operations, cash flows, or financial position.

ASC Topic 810

In December 2007, the FASB issued ASC Topic 810, Consolidation (previously reported as SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements"). This standard requires that ownership interests held by parties other than the consolidating parent company be presented separately within equity in the statement of financial position; the amount of consolidated net income be clearly identified and presented on the statements of operations; all transactions resulting in a change in ownership interest whereby the parent retains control be accounted for as equity transactions; and when a controlling interest is not retained by the parent, any retained equity investment be valued at fair market value with a gain or loss being recognized on the transaction. The company adopted ASC Topic 810 on May 4, 2009, and such adoption did not have a material effect on the company's financial condition or results of operations.

ASC Topic 350

In April 2008, the FASB amended certain provisions of ASC Topic 350, Intangible Assets – Goodwill and Other (previously reported as FSP No. 142-3, "Determination of the Useful Life of Intangible Assets"). These amendments outlined the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under ASC Topic 350. The amended provisions of ASC Topic 350 require an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under ASC Topic 350 and the period of expected cash flows used to measure the fair value under ASC Topic 805, Business Combinations.

The amended provisions of ASC Topic 350 also require disclosures about the intent and/or ability to renew or extend the term of recognized intangible assets and the treatment of related costs incurred to renew or extend such terms. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The company adopted the amended provisions of ASC Topic 350 on May 4, 2009, and such adoption did not have a material effect on the company's financial condition or results of operations.

ASC Topic 805

In December 2007, the FASB amended certain provisions of ASC Topic 805, Business Combinations (previously reported as SFAS No. 141R, "Business Combinations"). This amendment retains the fundamental requirements of the original pronouncement requiring that the purchase method of accounting be used for all business combinations. This amendment defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. This amendment also requires the acquisition related costs be recognized separately from the acquisition. This guidance also amends the goodwill impairment test requirements in ASC Topic 350. For a goodwill impairment test as of a date after the effective date of this amended provisions of ASC Topic 805, the value of the reporting unit and the amount of implied goodwill, calculated in the second step test, will be determined in accordance with the measurement and recognition guidance on accounting for business combinations under the amended provision of ASC Topic 805. This change could affect the determination of what amount, if any, should be recognized as an impairment loss for goodwill recorded before the effective date of the amended provisions under ASC Topic 805. This accounting is required beginning when the amended provisions under ASC Topic 805 became effective on May 4, 2009 for the company, and applies to goodwill related to acquisitions accounted for prior to the amendments of ASC Topic 805 as well as those accounted for after the amended provisions under ASC Topic 805. The adoption of the amended provisions of ASC Topic 805 did not have a material effect on the company's financial condition or results of operations.

ASC Topic 260

In June 2008, the FASB amended certain provisions of ASC Topic 260, Earnings Per Share (previously reported as FSP EITF 03-06-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities"). The amended provisions of ASC Topic 260 require that unvested share-based payment awards containing non-forfeited rights to dividends be included in the computation of earnings per common share. The company adopted the amended provisions of ASC Topic 260 on May 4, 2009, and such adoption did not have a material effect on the company's financial condition or results of operations.

ASC Topic 820

In April 2009, the FASB amended certain provisions of ASC Topic 820, Fair Value Measurements and Disclosures (previously reported as FSP No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"). The amended provisions of ASC Topic 820 provide additional guidance for estimating fair value in accordance with ASC Topic 820 when the volume and level of activity for the asset or liability have significantly decreased. The amended provisions of ASC Topic 820 also include guidance on identifying circumstances that indicate a transaction is not orderly. The amended provisions of ASC Topic 820 require the disclosure of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The amended provisions of ASC Topic 820 also require that the entity define major categories for equity securities and debt securities to be major security types. The company adopted the amended provision of ASC Topic 820 on May 4, 2009, and such adoption did not have a material effect on the company's financial condition or results of operations.

ASC Topic 320

In April 2009, the FASB amended certain provisions of ASC Topic 320, Investments – Debt and Equity Securities (previously reported as FSP No. 115-2 and FSP No. 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments"). The amended provisions of ASC Topic 320 amend the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The amended provisions of ASC Topic 320 do not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The amended provisions of ASC Topic 320 require the entity to assess whether the impairment is other-than-temporary and guidance on determining the amount of the other-than-temporary impairment should be recognized in earnings or other comprehensive income. The amended provisions of ASC Topic 320 also require an entity to disclose information that enables users to understand the types of securities held, including those investments in an unrealized loss position for which the other-than-temporary impairment has not been recognized. The company adopted the amended provisions of ASC Topic 320 on May 4, 2009, and such adoption did not have a material effect on the company's financial condition or results of operations.

ASC Topic 825

In April 2009, the FASB amended certain provisions of ASC Topic 825, Financial Instruments (previously reported as FSP No. 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments", amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments"). The amended provisions of ASC Topic 825 require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The amended provisions of ASC Topic 825 also require those disclosures in summarized financial information at interim periods. The company adopted the amended provisions of ASC Topic 825 on May 4, 2009, and such adoption did not have a material effect on the company's financial condition or results of operations.

ASC Topic 855

In May 2009, the FASB issued ASC Topic 855, Subsequent Events (previously reported as SFAS No. 165, "Subsequent Events") which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

ASC Topic 805

In April 2009, the FASB amended certain provisions of ASC Topic 805, Business Combinations (previously reported as FSP No. FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies"), which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination. The amended provisions of ASC Topic 805 apply to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope ASC Topic 450, Contingencies (previously reported as SFAS No. 5,"Accounting for Contingencies") if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in ASC Topic 805. The amended provisions of ASC Topic 805 apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The company's adoption of the amended provisions of ASC Topic 805 is effective May 4, 2009 and did not have an impact on the company's condensed consolidated financial statements.

ASC Topic 820

In August 2009, the FASB issued Accounting Standards Update ("ASU") 2009-05 "Measuring Liabilities at Fair Value", which amends FASB ASC 820 to provide guidance on accounting for the fair value measurement of liabilities. This guidance provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, and/or another valuation technique that is consistent with the principles of fair value measurements. This guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. This guidance was effective for interim and annual periods beginning after August 27, 2009 (the company's third quarter of fiscal 2010). The provisions of this guidance did not have material effect on the company's results of operations, financial position or liquidity.

ASC Topic 810

In January 2010, the FASB issued ASU 2010-02, which amends ASC Topic 810, Consolidation, to revise accounting guidance related to the accounting and reporting for decreases in ownership of a subsidiary.

This amendment provides guidance in regards to how an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. This amendment was effective in our third quarter of fiscal 2010. This amendment did not have a material impact on our consolidated financial statements and disclosures.

ASC Topic 715

In December 2008, the FASB amended certain provisions of ASC Topic 715, Compensation-Retirement Benefits (previously reported as FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets'). The amended provisions of ASC Topic 715 will require more detailed disclosures regarding defined benefit plan assets, including the levels within the fair value hierarchy and other related disclosures under ASC Topic 820, and significant concentration of risk within plan assets. The amended provisions of ASC Topic 715 are effective for our fiscal year ending May 2, 2010, and do not have a material impact on our consolidated financial statements or disclosures.

ASC Topic 820

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which amends ASC 820, "Fair Value Measures and Disclosures." ASU 2010-06 requires disclosure of transfers into and out of Level 1 and Level 2 fair value measurements, and also requires more detailed disclosure about activity within Level 3 fair value measurements. The changes to the ASC as a result of this update are effective for annual and interim reporting periods beginning after December 15, 2009 (the company's fourth quarter of fiscal 2010), except for requirements related to Level 3, which are effective for annual and interim reporting periods beginning after December 15, 2010 (the company's fourth quarter of fiscal 2011). This guidance requires new disclosures only, and will have no impact on the company's consolidated financial statements.

2. ASSET ACQUISITIONS

Bodet & Horst

Pursuant to an Asset Purchase Agreement among the company, Bodet & Horst USA, LP and Bodet & Horst GMBH & Co. KG (collectively "Bodet & Horst") dated August 11, 2008, the company purchased certain assets and assumed certain liabilities of the knitted mattress fabric operation of Bodet & Horst, including its manufacturing operation in High Point, North Carolina. This purchase has allowed the company to have a vertically integrated manufacturing platform in all major product categories of the mattress fabrics industry. The purchase involved the equipment, inventory, and intellectual property associated with the High Point manufacturing operation, which had served as the company's primary source of knitted mattress fabric prior to the acquisition. Demand for this product line has grown significantly, as knits are increasingly being utilized on mattresses at volume retail price points. The purchase price for the assets was cash in the amount of $11.4 million, which included an adjustment of $477,000 for changes in working capital as defined in the Asset Purchase Agreement, and the assumption of certain liabilities. Also, in connection with the purchase, the company entered into a six-year consulting and non-compete agreement with the principal owner of Bodet & Horst, providing for payments to the owner in the amount of $75,000 per year to be paid in quarterly installments (of which $50,000 and $25,000 will be allocated to the non-compete covenant and consulting fees, respectively) for the agreement's full six-year term.

The acquisition was financed by $11.0 million of unsecured notes pursuant to a Note Purchase Agreement dated August 11, 2008. This agreement is described more fully in Note 12.

During the first quarter of fiscal 2010, we finalized our valuation of the fair values for the assets acquired and liabilities assumed regarding this purchase. As a result of this final valuation, we recorded an adjustment to increase the fair value of the non-compete agreement and reduce the fair value of the goodwill by $131,000. The following table presents the final allocation of the acquisition cost, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed based on their fair values.

(dollars in thousands)	Fair Value
Inventories	$ 1,439
Other current assets	17
Property, plant, and equipment	3,000
Non-compete agreement (Note 9)	887
Goodwill	7,348
Accounts payable	(1,291)
	$ 11,400

Of the total consideration paid of $11,400, $11,365 and $35 were paid in fiscal 2009 and 2008, respectively.

The company recorded the non-compete agreement at its fair value based on various valuation techniques. This non-compete agreement will be amortized on a straight-line basis over the six-year life of the agreement. Property, plant, and equipment will be depreciated on a straight-line basis over useful lives ranging from five to fifteen years. Goodwill is deductible for income tax purposes over the statutory period of fifteen years.

The following unaudited pro forma consolidated results of operations for the years ending May 3, 2009 and April 27, 2008 have been prepared as if the acquisition of Bodet & Horst had occurred at April 30, 2007.

	Years ended	
(dollars in thousands, except per share data)	May 3, 2009	April 27, 2008
Net Sales	$ 203,938	$ 254,046
(Loss) income from operations	(3,625)	11,703
Net (loss) income	(38,388)	6,968
Net (loss) income per share, basic	(3.03)	0.55
Net (loss) income per share, diluted	(3.03)	0.55

The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

3. RESTRUCTURING AND ASSET IMPAIRMENTS

A summary of accrued restructuring costs follows:

(dollars in thousands)	May 2, 2010	May 3, 2009
September 2008 Upholstery Fabrics	$ -	$ 43
December 2006 Upholstery Fabrics	86	494
Fiscal 2003 Culp Decorative Fabrics	238	235
Other Upholstery Fabrics	-	81
	$ 324	$ 853

September 2008 Upholstery Fabrics

On September 3, 2008, the board of directors approved changes to the upholstery fabric operations, including the consolidation of plant facilities in China and the reduction of excess manufacturing capacity. These actions were in response to extremely challenging industry conditions for upholstery fabrics. The plant closings associated with this restructuring plan have been completed.

During fiscal 2010, a restructuring credit of $101,000 was recorded for lease termination and other exit costs. This $101,000 credit was recorded to restructuring credit in the 2010 Consolidated Statement of Operations.

Restructuring and related charges for fiscal 2009 totaled $9.6 million, of which $6.6 million related to impairment charges on equipment and leasehold improvements, $2.1 million for accelerated depreciation, $502,000 for inventory markdowns, $443,000 for lease termination and other exit costs, $25,000 for other operating costs associated with closed plant facilities, and $10,000 for employee termination benefits. The $2.1 million accelerated depreciation charge represents the incremental depreciation expense to reflect revised depreciation estimates and useful lives for certain fixed assets that were to be used over a shortened useful life from the period the restructuring plan was announced until the respective plant facility was closed and operations ceased. Of this total charge, $7.0 million and $2.6 million were recorded in restructuring expense and cost of sales, respectively, in the 2009 Consolidated Statement of Operations.

The following summarizes the activity in the restructuring accrual (dollars in thousands):

		Employee Termination Benefits	Lease Termination and Other Exit Costs	Total
accrual established in fiscal 2009	$	35	425	460
adjustments in fiscal 2009		(25)	18	(7)
paid in fiscal 2009		(10)	(400)	(410)
balance, May 3, 2009	$	-	43	43
adjustments in fiscal 2010		-	(101)	(101)
cash receipts in fiscal 2010		-	58	58
balance, May 2, 2010	$	-	-	-

December 2006 Upholstery Fabrics

On December 12, 2006, the company's board of directors approved a restructuring plan within the upholstery fabrics segment to consolidate the company's U.S. upholstery fabrics manufacturing facilities and outsource its specialty yarn production. This process involved closing the company's weaving plant located in Graham, NC, and closing the yarn plant located in Lincolnton, NC. The company transferred certain production from the Graham, NC plant facility to its Anderson, SC and Shanghai, China, plant facilities as well as a small portion to contract weavers.

During fiscal 2010, the company recorded a restructuring credit of $389,000. This $389,000 represents a credit of $186,000 for employee termination benefits, a credit of $170,000 for sales proceeds received with no carrying value, a credit of $50,000 for inventory markdowns, offset by a charge of $13,000 for lease termination and other exit costs, and a charge of $4,000 for other operating costs associated with closed plant facilities. Of this $389,000 restructuring credit, a credit of $343,000 was recorded in restructuring credit and a credit of $46,000 was recorded in cost of sales in the 2010 Consolidated Statement of Operations.

During fiscal 2009, we further assessed the net realizable value of our inventory, recoverability of our property, plant, and equipment, and selling, general, and administrative expenses based on current demand trends related to our U.S. upholstery fabric operations. This assessment was required based on the adverse economic conditions resulting from the depressed housing market, credit crisis, and decreased consumer spending that developed in the second quarter of fiscal 2009, and which was more severe than we anticipated at the end of fiscal 2008. As a result, restructuring and related charges incurred totaled $3.5 million of which $1.4 million related to impairment charges on a building and equipment, $886,000 related to inventory markdowns, $798,000 related to employee termination benefits, $271,000 related to lease termination and other exit costs, and $116,000 related to other operating costs associated with closed plant facilities. Of this total charge, $2.5 million was recorded in restructuring expense, $980,000 was recorded in cost of sales, and $21,000 was recorded in selling, general, and administrative expenses in the 2009 Consolidated Statement of Operations.

During fiscal 2008, total restructuring and related charges incurred were $2.9 million of which $1.0 million related to inventory markdowns, $978,000 related to other operating costs associated with closed plant facilities, $503,000 related to write-downs of buildings and equipment, $467,000 related to lease termination and other exit costs, $189,000 related to asset movement costs, $171,000 related to employee termination benefits, and a credit of $362,000 related to sales proceeds received on equipment with no carrying value. Of the total charge, $1.9 million was recorded in cost of sales, $69,000 was recorded in selling, general, and administrative expenses, and $968,000 was recorded in restructuring expense in the 2008 Consolidated Statement of Operations.

The following summarizes the activity in the restructuring accrual (dollars in thousands):

		Employee Termination Benefits (1)	Lease Termination and Other Exit Costs	Total
balance, April 29, 2007	$	1,304	241	1,545
adjustments in fiscal 2008		171	467	638
paid in fiscal 2008		(796)	(397)	(1,193)
balance, April 27, 2008	$	679	311	990
adjustments in fiscal 2009		798	271	1,069
paid in fiscal 2009		(1,088)	(477)	(1,565)
balance, May 3, 2009	$	389	105	494
adjustments in fiscal 2010		(186)	13	(173)
paid in fiscal 2010		(190)	(45)	(235)
balance, May 2, 2010	$	13	73	86

(1)Employee termination benefit payments are net of cobra premiums received from participants.

Fiscal 2003 Culp Decorative Fabrics Restructuring

In August 2002, the company's board of directors approved a restructuring plan in the upholstery fabrics segment aimed at lowering manufacturing costs, simplifying the dobby fabric upholstery line, increasing asset utilization and enhancing the division's manufacturing competitiveness. The restructuring plan involved closing a facility in Chattanooga, TN and integrating these functions into other plants, and a significant reduction in the number of stock keeping units, or SKUs, offered in the dobby product line.

During fiscal 2010, total restructuring charges were $74,000 and related to other exit costs regarding the company's closed plant facility located in Chattanooga, TN. This $74,000 charge was recorded in restructuring credit in the 2010 Consolidated Statement of Operations.

During fiscal 2009, total restructuring charges were $14,000 and related to other exit costs regarding the company's closed plant facility located in Chattanooga, TN. This $14,000 charge was recorded in restructuring expense in the 2009 Consolidated Statement of Operations.

During fiscal 2008, as a result of management's continual evaluation of the restructuring accrual, the restructuring accrual was decreased by approximately $79,000, of which $66,000 related to lease termination and other exit costs and $13,000 related to employee termination benefits. This $79,000 decrease in the restructuring accrual was recorded as a credit to restructuring expense in the 2008 Consolidated Statement of Operations. Additionally, the company recorded a restructuring related charge of $44,000 for operating costs associated with a closed plant facility. This $44,000 restructuring related charge was recorded in cost of sales in the 2008 Consolidated Statement of Operations.

The following summarizes the activity in the restructuring accrual (dollars in thousands):

		Employee Termination Benefits (1)	Lease Termination and Other Exit Costs	Total
balance, April 29, 2007	$	43	1,264	1,307
adjustments in fiscal 2008		(13)	(66)	(79)
paid in fiscal 2008		(30)	(963)	(993)
balance, April 27, 2008	$	-	235	235
adjustments in fiscal 2009		-	14	14
paid in fiscal 2009		-	(14)	(14)
balance, May 3, ,2009	$	-	235	235
adjustments in fiscal 2010		-	74	74
paid in fiscal 2010		-	(71)	(71)
balance, May 2, 2010	$	-	238	238

(1)Employee termination benefit payments are net of cobra premiums received from participants.

Other Upholstery Fabrics

During fiscal 2010, restructuring related charges incurred were $104,000, which related to other operating costs associated with a closed plant facility. This $104,000 charge was recorded in cost of sales in the 2010 Consolidated Statement of Operations.

During fiscal 2009, a restructuring credit of $22,000 was recorded, which related to employee termination benefits. This $22,000 credit was recorded in restructuring expense in the 2009 Consolidated Statement of Operations.

During fiscal 2008, a restructuring credit of $2,000 was recorded. This $2,000 restructuring credit related to a credit of $134,000 for employee termination benefits, offset by a restructuring charge of $132,000 for lease termination and other exit costs.

The following summarizes the activity in the restructuring accrual (dollars in thousands):

		Employee Termination Benefits (1)	Lease Termination and Other Exit Costs	Total
balance, April 29, 2007	$	149	281	430
adjustments in fiscal 2008		(134)	132	(2)
paid in fiscal 2008		14	(235)	(221)
balance, April 27, 2008	$	29	178	207
adjustments in fiscal 2009		(22)	-	(22)
paid in fiscal 2009		(7)	(97)	(104)
balance, May 3, 2009	$	-	81	81
paid in fiscal 2010		-	(81)	(81)
balance, May 2, 2010	$	-	-	-

(1)Employee termination benefit payments are net of cobra premiums received from participants.

Long-Lived Asset Impairments - Upholstery Fabrics

During fiscal 2010, the company did not incur any impairment charges regarding its upholstery fabric property, plant, and equipment.

During fiscal 2009, the company incurred impairment charges on property, plant, and equipment in connection with its restructuring activities. These impairment charges totaled $8.0 million and were recorded in restructuring expense in the 2009 Consolidated Statement of Operations. This $8.0 million impairment charge includes $2.2 million for fixed assets that were abandoned in connection with the consolidation of certain plant facilities in China and $774,000 to reflect the selling price of the company's corporate headquarters of $4.0 million (Note 4). Also, during the course of the company's strategic review in the second quarter of fiscal 2009 of its upholstery fabrics business, the company assessed the recoverability of the carrying value of its upholstery fabric fixed assets that are being held and used in operations. This strategic review resulted in impairment losses of $4.4 million and $543,000 for fixed assets located in China and the U.S., respectively. In addition, the company incurred impairment losses totaling $115,000 for assets held for sale associated with its U.S. upholstery fabric operations. These losses reflect the amounts by which the carrying values of these fixed assets exceeded their estimated fair values determined by their estimated future discounted cash flows and quoted market prices.

During fiscal 2008, the company incurred impairment charges totaling $503,000 in connection with its restructuring activities.

4. ASSETS HELD FOR SALE AND RELATED IMPAIRMENTS

A summary of assets held for sale follows:

(dollars in thousands)	May 2, 2010	May 3, 2009
U.S. upholstery fabrics	$ 89	$ 1,189
Mattress fabrics	34	20
	$ 123	$ 1,209

The carrying value of these assets held for sale are presented separately in the May 2, 2010 and May 3, 2009 consolidated balance sheets and are no longer being depreciated.

U.S. Upholstery Fabrics

Due to the favorable results from the company's profit improvement plan and restructuring activities initiated in the second quarter of fiscal 2009, management assessed the classification of upholstery fabric assets classified as held for sale during the second quarter of fiscal 2010. As a result of this assessment, upholstery fabric assets with a carrying value of $699,000 were reclassified from assets held for sale to held and used (included in property, plant, and equipment on the May 2, 2010 Consolidated Balance Sheet). This carrying value of $699,000 represents these assets' carrying amount before being classified as held for sale (the third quarter of fiscal 2009) adjusted for depreciation expense that would have been recognized had these assets been classified as held and used, which is lower than these assets' fair value at the date they were reclassified to held and used (during the second quarter of fiscal 2010). Consequently, we recorded a charge totaling $178,000 in the second quarter of fiscal 2010 to depreciation expense in the 2010 Consolidated Statement of Operations.

We expect the remaining carrying value amount of $89,000 to be sold by the end of fiscal 2011. The company determined that the carrying value of $89,000 did not exceed its fair value. As a result, an impairment charge was not recorded in fiscal 2010. The company recorded impairment charges totaling $115,000 and $20,000 in restructuring expense in the 2009 and 2008 Consolidated Statement of Operations, respectively.

During fiscal 2010, the company received sales proceeds of $241,000 on assets classified as held for sale.

Mattress Fabrics

During the fourth quarter of fiscal 2010, equipment with a carrying value of $59,000 was classified as held for sale. The company determined that the carrying value of this equipment exceeded its fair value (based on quoted market prices). Consequently, the company recorded an impairment loss of $25,000 in cost of sales in the 2010 Consolidated Statement of Operations. The remaining carrying value amount of $34,000 is expected to be sold in fiscal 2011.

This segment reported equipment with a carrying value of $20,000 as held for sale at May 3, 2009. This equipment was sold for $20,000 during fiscal 2010.

During fiscal 2009 and 2008, the company determined that the carrying value of some of the underlying assets exceeded their fair values. Consequently, the company recorded impairment charges totaling $15,000 and $289,000 in cost of sales in the 2009 and 2008 Consolidated Statement of Operations, respectively.

Corporate Headquarters

Effective January 29, 2009, the company sold its corporate headquarters building in High Point, North Carolina for a purchase price of $4.0 million. In connection with this sale, the company determined that the carrying value of its corporate headquarters was more than its fair value, less cost to sell. Consequently, the company recorded an impairment charge of $774,000 in restructuring expense in the 2009 Consolidated Statement of Operations.

In connection with the sale, the company was able to lease the building back under an operating lease from the purchaser for an initial term of approximately three years expiring on March 31, 2012, and payable in monthly installments of $30,020, plus approximately two-thirds of the building's normal occupancy costs. The lease agreement contains renewal options as defined in the agreement for periods from April 1, 2012 through September 30, 2015 and October 1, 2015 through March 31, 2019.

5. ACCOUNTS RECEIVABLE

A summary of accounts receivable follows:

(dollars in thousands)		*May 2, 2010*	*May 3, 2009*
customers	$	21,678	20,093
allowance for doubtful accounts		(1,322)	(1,535)
reserve for returns and allowances and discounts		(534)	(442)
	$	19,822	18,116

A summary of the activity in the allowance for doubtful accounts follows:

(dollars in thousands)		*2010*	*2009*	*2008*
beginning balance	$	(1,535)	(1,350)	(1,332)
provision for bad debts		(292)	(538)	(180)
write-offs, net of recoveries		505	353	162
ending balance	$	(1,322)	(1,535)	(1,350)

A summary of the activity in the allowance for returns and allowances and discounts follows:

(dollars in thousands)		*2010*	*2009*	*2008*
beginning balance	$	(442)	(407)	(570)
provision for returns and allowances discounts		(2,987)	(1,999)	(2,512)
cash discounts taken		2,895	1,964	2,675
ending balance	$	(534)	(442)	(407)

6. INVENTORIES

A summary of inventories follows:

(dollars in thousands)		*May 2, 2010*	*May 3, 2009*
raw materials	$	5,639	5,987
work-in-process		2,160	1,254
finished goods		18,203	16,737
	$	26,002	23,978

7. PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment follows:

(dollars in thousands)	*depreciable lives (in years)*		*May 2, 2010*	*May 3, 2009*
land and improvements	10	$	741	652
buildings and improvements	7-40		10,727	10,292
leasehold improvements	**		42	92
machinery and equipment	3-12		44,576	46,336
office furniture and equipment	3-10		5,007	4,656
capital projects in progress			2,885	333
			63,978	62,361
accumulated depreciation and amortization			(35,575)	(38,108)
		$	28,403	24,253

** Shorter of life of lease or useful life.

The company did not finance any of its capital expenditures in fiscal 2010. The company financed $1.4 million of its capital expenditures through a capital lease (see note 13) in fiscal 2009. The company financed $2.1 million of its capital expenditures through vendor financing arrangements in fiscal 2008.

At May 2, 2010, the company had total amounts due regarding capital expenditures totaling $567,000 of which $377,000 was vendor-financed and $190,000 was non-vendor financed. The company's vendor financed arrangement bears interest with a fixed interest rate of 7.14%. During August 2009, the company prepaid and paid in full $521,000 on a vendor-financed arrangement that had a fixed interest rate of 6%. The total outstanding amount of $567,000 is required to be paid in fiscal 2011.

At May 3, 2009, the company had total amounts due regarding capital expenditures totaling $1.6 million, of which $1.4 million was vendor-financed and $198,000 was non-vendor financed.

8. GOODWILL

A summary of the change in the carrying amount of goodwill follows:

(dollars in thousands)	*2010*	*2009*	*2008*
beginning balance	$ 11,593	4,114	4,114
Bodet & Horst acquisition (Note 2)	(131)	7,479	-
ending balance	$ 11,462	11,593	4,114

The goodwill balance relates to the mattress fabrics segment.

9. OTHER ASSETS

A summary of other assets follows:

(dollars in thousands)	*May 2, 2010*	*May 3, 2009*
cash surrender value – life insurance	$ 1,312	1,294
non-compete agreements, net (note 2)	843	1,164
other	413	362
	$ 2,568	2,820

The company recorded non-compete agreements in connection with the company's asset purchase agreements with International Textile Group, Inc. (ITG) and Bodet & Horst at their fair values based on valuation techniques. These non-compete agreements pertain to the company's mattress fabrics segment. The non-compete agreement associated with ITG is amortized on a straight line basis over the four year life of the agreement. The non-compete agreement associated with Bodet & Horst is amortized on a straight-line basis over the six year life of the agreement and requires quarterly payments of $12,500 over the life of the agreement (Note 2). As of May 2, 2010, the total remaining non-compete payments were $212,500.

At May 2, 2010 and May 3, 2009, the gross carrying amount of these non-compete agreements was $2.1 million and $1.9 million, respectively. At May 2, 2010 and May 3, 2009, accumulated amortization for these non-compete agreements was $1.3 million and $777,000, respectively. Amortization expense for these non-compete agreements was $501,000 and $419,000 in fiscal 2010 and 2009, respectively. Amortization expense for the ITG non-compete agreement was $287,000 for fiscal 2008. No amortization expense was recorded for the Bodet & Horst non-compete agreement in fiscal 2008 as the asset purchase agreement was effective August 11, 2008. The remaining amortization expense (which includes the total remaining Bodet & Horst non-compete payments of $212,500) for the next five fiscal years follows: FY 2011 - $413,000; FY 2012 - $198,000; FY 2013 – $198,000; FY 2014 – $198,000; and FY 2015 - $49,000. The weighted average amortization period for these non-compete agreements is 4.3 years as of May 2, 2010.

The company's cash surrender value – life insurance balances at May 2, 2010 and May 3, 2009 are payable upon death of the respective insured.

10. ACCRUED EXPENSES

A summary of accrued expenses follows:

(dollars in thousands)		*May 2, 2010*	*May 3, 2009*
compensation, commissions and related benefits	$	7,460	4,770
interest		187	243
other		1,966	1,491
	$	9,613	6,504

11. INCOME TAXES

Income Tax Expense and Effective Income Tax Rate

Total income tax expense (benefit) were allocated as follows:

(dollars in thousands)	*2010*	*2009*	*2008*
income (loss) from operations	$ 1,128	31,959	(542)
shareholders' equity, related to the tax benefit arising from the exercise of stock options	(429)	-	(17)
shareholders' equity, related to tax effect of cash flow hedges	-	27	(25)
	$ 699	31,986	(584)

Income tax expense (benefit) attributable to income (loss) from operations consists of:

(dollars in thousands)	*2010*	*2009*	*2008*
current			
federal	$ (83)	83	-
state	-	-	-
foreign (1)	1,359	(1,554)	568
	1,276	(1,471)	568
deferred			
federal	1,625	1,581	944
state	129	113	78
U.S. operating loss carryforwards	2,722	1,517	(1,466)
foreign (1)	138	3,040	(666)
valuation allowance	(4,762)	27,179	-
	(148)	33,430	(1,110)
	$ 1,128	31,959	(542)

(1) Foreign current income tax expense includes a U.S. income tax (benefit) expense on income tax reserves pertaining to foreign sources of taxable income of $(5.0) million and $1.2 million in fiscal 2009 and 2008, respectively. Foreign deferred income tax expense includes U.S. income tax expense on income tax reserves pertaining to foreign sources of taxable income of $1.3 million and $5.0 million in fiscal 2010 and 2009, respectively. Also, foreign income tax expense in 2008 includes research and development credits with regard to the company's Canadian subsidiary of $593,000 and income tax incentives granted by the Chinese government of $592,000. No income tax incentives from the Chinese government were obtained in fiscal 2010 and 2009.

Income (loss) before income taxes related to the company's foreign operations for the years ended May 2, 2010, May 3, 2009, and April 27, 2008 was $11.3 million, $(10.9) million, and $6.9 million, respectively. Income (loss) before income taxes related to the company's domestic operations for the years ended May 2, 2010, May 3, 2009, and April 27, 2008 was $3.0 million, $4.1 million, and $(2.1) million, respectively.

Under a tax holiday in the People's Republic of China, the company was granted an exemption from income taxes for two years commencing from the first profit-making year on a calendar year basis and a 50% reduction in the income tax rates for the following three years. Calendar year 2004 was the first profit-making year. As a result, the company was not subject to any income tax reduction for calendar years 2010 and 2009, but was entitled to a 50% income tax reduction for the calendar years 2008 and 2007. The applicable income tax rate before the tax holiday reduction was 25% in fiscal 2010 and 2009, and 27% in fiscal 2008. Had the company not been entitled to the tax holiday, the consolidated income tax expense (benefit) for fiscal years 2010, 2009, and 2008 would have been $1.1 million, $32.0 million and $(4,000), respectively.

The following schedule summarizes the principal differences between the income tax expense (benefit) at the federal income tax rate and the effective income tax rate reflected in the consolidated financial statements:

	2010	*2009*	*2008*
federal income tax rate	34.0%	(34.0)%	34.0%
state income taxes, net of federal income tax benefit	-	-	(1.5)
foreign tax rate differential	(6.4)	2.2	(10.3)
increase in tax reserves	9.7	50.0	26.9
tax effects of Canadian fx gain (loss)	(11.6)	25.7	(23.2)
undistributed earnings from foreign subsidiaries	12.3	22.8	-
tax effects of China tax holiday	-	(0.4)	(18.8)
Canadian research and development credits	-	(1.4)	(12.2)
China income tax incentives	-	-	(12.2)
non-deductible stock option expense	0.9	3.0	1.7
non-deductible expenses	0.5	0.2	1.6
valuation allowance on net deferred tax assets	(33.3)	394.8	-
other	1.8	1.4	2.8
	7.9%	464.3%	(11.2)%

Deferred Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

(dollars in thousands)		*2010*	*2009*
deferred tax assets:			
accounts receivable	$	623	676
inventories		1,525	2,044
compensation		980	703
liabilities and other		531	599
alternative minimum tax credit		1,320	1,403
property, plant and equipment (1)		1,522	1,847
loss carryforwards – U.S.		24,511	27,316
loss carryforwards – foreign		10	19
valuation allowances		(22,553)	(27,170)
total deferred tax assets		8,469	7,437
deferred tax liabilities:			
property, plant and equipment (2)		(2,280)	(1,922)
undistributed earnings from foreign subsidiaries		-	(1,332)
unrecognized tax benefits – U.S.		(6,259)	(4,990)
other		(438)	(113)
total deferred tax liabilities		(8,977)	(8,357)
Net deferred tax liability	$	(508)	(920)

(1) Pertains to the company's operations located in China.

(2) Pertains to the company's operations located in the U.S. and Canada.

Federal and state net operating loss carryforwards were $64.0 million with related future tax benefits of $24.5 million at May 2, 2010. These carryforwards principally expire in 15-18 years, fiscal 2025 through fiscal 2028. The company also has an alternative minimum tax credit carryforward of approximately $1.3 million for federal income tax purposes that does not expire.

In accordance with ASC Topic 740, we evaluate our deferred income taxes to determine if a valuation allowance is required. ASC Topic 740 requires that companies assess whether a valuation allowance should be established based on the consideration of all available evidence using a "more likely than not" standard with significant weight being given to evidence that can be objectively verified. Since the company operates in multiple jurisdictions, we assess the need for a valuation allowance on a jurisdiction-by-jurisdiction basis, taking into account the effects of local tax law. Based on this assessment, we recorded a valuation allowance of $22.6 million at May 2, 2010. This valuation allowance of $22.6 million consists of a full valuation allowance of $21.3 million against our net deferred assets associated with our U.S. operations and a partial valuation allowance of $1.3 million against our net deferred tax assets associated with our China operations.

Our net deferred tax asset regarding our U.S. operations primarily resulted from the recording of the income tax benefit of U.S. income tax loss carryforwards over the last several years, which totaled $64.0 million at May 2, 2010. The cumulative U.S. pre-tax losses incurred over the last several years, the significant uncertainty in current and expected demand for furniture and mattresses, and the prevailing uncertainty in the overall economic climate, has made it very difficult to forecast our financial results associated with our U.S. operations. Based on this significant negative evidence, we maintain our position that it is more-likely-than-not that the U.S. net deferred tax assets will not be fully recovered. Consequently, we recorded a full allowance of $21.3 million against our U.S. net deferred tax assets.

Our net deferred tax asset regarding our China operations primarily pertains to the book versus tax basis difference associated with our China operations' fixed assets. This book versus tax basis difference resulted from our impairment losses and fixed asset write-downs associated with our September 2008 Upholstery Fabrics restructuring plan (see note 3). In order for this net deferred tax asset to be realized, our China operations must have sufficient pre-tax income levels to utilize tax depreciation expense each of the next four fiscal years. Due to the favorable results from our restructuring activities and profit improvement plan initiated in the second quarter of fiscal 2009, our China operations have been restored to profitability, reporting pre-tax income of $7.9 million in fiscal 2010. Although our China operations reported pre-tax income of $7.9 million in fiscal 2010, on a cumulative basis over the last three fiscal years, our China operations have substantially performed on a break-even basis (achieved in the fourth quarter of fiscal 2010). The significant uncertainty in current and expected demand for furniture, and the prevailing uncertainty in the overall economic climate, has made it very difficult to forecast medium and long-term financial results associated with our China operations. Based on the current economic conditions, we believe it is too uncertain to project pre-tax income associated with our China operations after fiscal 2011. Based on this significant positive and negative evidence, we recorded a partial valuation allowance of $1.3 million against net deferred tax assets associated with our China operations for tax versus book depreciation that is expected to reverse beyond fiscal 2011 and we recognized an income tax benefit of $334,000 in fiscal 2010 for the reduction in this valuation allowance for the tax versus book depreciation that is projected to reverse in fiscal 2011.

Due to cumulative losses associated with our operations in the U.S. and China, we established a full valuation allowance against our U.S. and China net deferred taxes totaling $27.2 million in fiscal 2009. Of this $27.2 million valuation allowance, $25.3 million and $1.9 million pertained to our U.S. and China operations, respectively. In fiscal 2010, we recorded an income tax benefit of $4.6 million for the reduction of this valuation allowance. This $4.6 million decrease results from the realization of loss carryforwards associated with the company's U.S. operations and the realization and projected realization of tax versus book depreciation associated with the company's China operations, as discussed above.

The recorded valuation allowance of $22.6 million has no effect on our operations, loan covenant compliance, or the possible realization of the U.S. income tax loss carryforwards in the future. If it is determined that it is more-likely-than-not that we will realize any of these U.S. income tax loss carryforwards, an income tax benefit would be recognized at that time.

At May 2, 2010, the current deferred tax asset of $150,000 represents $84,000 and $66,000 from our operations located in Canada and China, respectively. At May 2, 2010, the non-current deferred tax asset of $324,000 pertains to our operations located in China. At May 2, 2010, the non-current deferred tax liability of $982,000 pertains to our operations located in Canada.

At May 3, 2009, the current deferred tax asset of $54,000 and the non-current deferred tax liability of $974,000 pertained to our operations located in Canada.

Uncertainty in Income Taxes

The following table sets forth the change in the company's unrecognized tax benefit:

(dollars in thousands)	*2010*	*2009*	*2008*
beginning balance	$ 8,254	4,802	3,409
increases from prior period tax positions	1,940	1,119	1,329
decreases from prior period tax positions	(59)	(210)	(92)
increases from current period tax positions	-	2,543	156
ending balance	$ 10,135	8,254	4,802

At May 2, 2010, the company had $10.1 million of total gross unrecognized tax benefits, of which $3.8 million would favorably affect the income tax rate in future periods. At May 3, 2009, the company had $8.3 million of total gross unrecognized tax benefits, of which $3.3 million would favorably affect the income tax rate in future periods.

As of May 2, 2010, the company had $10.1 million of total gross unrecognized tax benefits, of which $6.3 million and $3.8 million were classified as net non-current deferred income taxes and income taxes payable-long-term, respectively, in the accompanying consolidated balance sheets. As of May 3, 2009, the company had $8.3 million of total gross unrecognized tax benefits, of which $5.0 million and $3.3 million were classified as net non-current deferred income taxes and income taxes payable- long-term, respectively, in the accompanying consolidated balance sheets.

The company has elected to classify interest and penalties as part of income tax expense. At May 2, 2010 and May 3, 2009, the gross amount of interest and penalties due to unrecognized tax benefits was $305,000 and $159,000, respectively.

The liability for uncertain tax positions includes $9.4 million related to tax positions for which significant change is reasonably possible in fiscal 2011. This amount relates to double taxation under applicable tax treaties with foreign tax jurisdictions. United States federal and state income tax returns filed by the company remain subject to examination for tax years 2002 and subsequent due to loss carryforwards. Canadian federal and provincial returns remain subject to examination for tax years 2005 and subsequent. Income tax returns for the company's China subsidiaries are subject to examination for tax years 2006 and subsequent.

Income Taxes Paid

Income tax payments, net of income tax refunds, were $1.3 million in 2010, $69,000 in fiscal 2009, and $360,000 in fiscal 2008.

12. LONG-TERM DEBT AND LINES OF CREDIT

A summary of long-term debt follows:

(dollars in thousands)	*May 2, 2010*	*May 3, 2009*
unsecured senior term notes – Bodet & Horst	$ 11,000	11,000
unsecured term notes – prior	-	4,694
canadian government loan	687	674
	11,687	16,368
current maturities of long-term debt	(196)	(4,764)
long-term debt, less current maturities	$ 11,491	11,604

Unsecured Term Notes – Bodet & Horst

In connection with the Bodet & Horst acquisition (Note 2), we entered into a note agreement dated August 11, 2008. The agreement provided for the issuance of $11.0 million of unsecured term notes with a fixed interest rate of 8.01% and a term of seven years. Principal payments of $2.2 million per year are due on the notes beginning August 11, 2011. The principal payments are payable over an average term of 5.2 years through August 11, 2015. The agreement contains customary financial and other covenants as defined in the agreement.

Unsecured Term Notes - Prior

Our prior unsecured senior term notes had a fixed interest rate of 8.80% (payable semi-annually in March and September and subject to prepayment provisions each fiscal quarter as defined in the agreement). These unsecured term notes were paid in full in March 2010.

Government of Quebec Loan

We have an agreement with the Government of Quebec for a term loan that is non-interest bearing and is payable in 48 equal monthly installments that commenced on December 1, 2009. The proceeds were used to partially finance capital expenditures at our Rayonese facility located in Quebec, Canada. At May 2, 2010, the outstanding balance on this loan was valued at $700,000 and $687,000 in Canadian and U.S. dollars, respectively. At May 3, 2009, the outstanding balance on this loan was valued at $800,000 and $674,000 in Canadian and U.S. dollars, respectively.

Revolving Credit Agreement –United States

We have an unsecured credit agreement that provides for a revolving loan commitment of $6.5 million, including letters of credit up to $5.5 million. This agreement bears interest at the one-month LIBOR plus an adjustable margin (all in rate of 3.27% at May 2, 2010) based on the company's debt/EBITDA ratio, as defined in the agreement. As of May 2, 2010 there were $425,000 in outstanding letters of credit (all of which related to workers compensation) under the agreement. At May 2, 2010 and May 3, 2009, there were no borrowings outstanding under this agreement.

On July 15, 2009, we entered into a fourteenth amendment to this revolving credit agreement. This amendment extended the expiration date to August 15, 2010. It is management's intention to extend this revolving credit agreement.

On February 24, 2010, we entered into a fifteenth amendment to this revolving credit agreement. This amendment provided greater flexibility by increasing the capital expenditure limit on a cash basis from $4.0 million to $7.5 million for fiscal 2010. In addition, for any fiscal year after fiscal 2010, capital expenditures are not to exceed the sum of $4.0 million and such additional amount of capital expenditures that would not cause the company to be in noncompliance with the fixed charge coverage ratio as defined in the agreement.

Revolving Credit Agreement - China

Effective March 3, 2010, we renewed our revolving credit agreement in China. The agreement provides for a line of credit available up to approximately $6.0 million and extends the expiration date to March 2, 2011. This agreement bears interest at a rate determined by the Chinese government. There were no borrowings or letters of credit outstanding under the agreement as of May 2, 2010 and May 3, 2009.

Overall

Our loan agreements require, among other things, that we maintain compliance with certain financial covenants. At May 2, 2010 the company was in compliance with these financial covenants.

The principal payment requirements for long-term debt during the next five fiscal years are: 2011 – $196,000; 2012 – $2.4 million; 2013 – $2.4 million; 2014 – $2.3 million; 2015 - $2.2 million; and thereafter – $2.2 million.

Interest paid during 2010, 2009 and 2008 totaled $1.3 million, $2.5 million and $3.2 million, respectively.

13. CAPITAL LEASE OBLIGATION

In May 2008, the company entered into a capital lease to finance a portion of the construction of certain equipment related to its mattress fabrics segment. The lease agreement contained a bargain purchase option and incurred interest at a rate of 8.5%. The lease agreement required principal payments totaling $1.4 million which commenced on July 1, 2008, and was paid in full by the end of fiscal 2010. This agreement was secured by equipment with a carrying value of $2.4 million.

The company has recorded $1.4 million in equipment under capital leases as of May 2, 2010. This balance is reflected in property, plant, and equipment in the accompanying consolidated balance sheet as of May 2, 2010 and May 3, 2009. Depreciation expense on the carrying value of $2.4 million associated with this capital lease obligation was $208,000 and $139,000 in fiscal 2010 and 2009, respectively. Accumulated amortization on assets recorded as capital leases was $347,000 and $139,000 at May 2, 2010 and May 3, 2009, respectively. The equipment under this capital lease obligation was placed into service in the company's second quarter of fiscal 2009.

14. COMMITMENTS AND CONTINGENCIES

The company leases certain office, manufacturing and warehouse facilities and equipment under noncancellable operating leases. Lease terms related to real estate range from one to three years with renewal options for additional periods ranging up to six years. The leases generally require the company to pay real estate taxes, maintenance, insurance and other expenses. Rental expense for operating leases was $2.2 million in fiscal 2010, $2.3 million in fiscal 2009, and $2.8 million in fiscal 2008. Future minimum rental commitments for noncancellable operating leases are $1.6 million in fiscal 2011; $1.2 million in fiscal 2012; $484,000 in fiscal 2013; $100,000 in fiscal 2014, and $13,000 in fiscal 2015. Management expects that in the normal course of business, these leases will be renewed or replaced by other operating leases, with the exception of lease commitments associated with closed plant facilities.

In connection with the Bodet & Horst acquisition, the company assumed the lease of the building where the operation was located. The lease is with a partnership owned by certain shareholders and officers of the company and their immediate families. As of May 2, 2010, the lease agreement provided for monthly payments of $12,704, with an expiration date of June 30, 2010. Currently, this lease agreement is being negotiated and is payable on a month to month basis until the agreement is finalized. Rents paid to entities owned by certain shareholders and officers of the company and their immediate families totaled $152,000 and $102,000 in fiscal 2010 and 2009, respectively. No rents were paid to entities owned by certain shareholders and officers of the company and their immediate families in fiscal 2008.

The company leased a manufacturing facility in Chattanooga, Tennessee from Joseph E. Proctor d/b/a Jepco Industrial Warehouses (the "Landlord') for a term of 10 years. This lease expired on April 30, 2008. The company closed this facility approximately five years ago and has not occupied the facility except to provide supervision and security. The company continued to make its lease payments to the landlord as required by the lease. A $1.4 million lawsuit was filed by the Landlord on April 10, 2008, in the Circuit Court for Hamilton County Tennessee to collect the remainder of the rent due under the lease for the months of March and April of 2008, additional expenses to be paid by the company for March and April 2008, including utilities, insurance, property taxes, and other tenant-paid expenses that would result in the triple net rent due the Landlord, and for extensive repairs, refitting, renovation, and capital improvement items the Landlord alleges he is entitled to have the company pay for. The Landlord unilaterally took possession of the leased premises on or about March 10, 2008, even though the lease was in good standing and the company was entitled to complete possession. Consequently, the company paid lease payments through March 10, 2008 but the Landlord has not accepted the company's position. The company will assert the repossessory action of the Landlord as a bar to his further action under the lease to collect any items from the company. A significant portion of the Landlord's claim relates to the company's alleged liability for physical damage to the premises, to refit the premises to its original condition, and to make physical improvements or alterations to the premises. The company disputes the matters described in this litigation and intends to defend itself vigorously. For these reasons noted above and management does not believe there is a liability, no reserve has been recorded and no estimate can be made.

A lawsuit was filed against the company and other defendants (Chromatex, Inc., Rossville Industries, Inc., Rossville Companies, Inc. and Rossville Investments, Inc.) on February 5, 2008 in United States District Court for the Middle District of Pennsylvania. The plaintiffs are Alan Shulman, Stanley Siegel, Ruth Cherenson as Personal Representative of Estate of Alan Cherenson, and Adrienne Rolla and M.F. Rolla as Executors of the Estate of Joseph Byrnes. The plaintiffs were partners in a general partnership that formerly owned a manufacturing plant in West Hazleton, Pennsylvania (the "Site"). Approximately two years after this general partnership sold the Site to defendants Chromatex, Inc. and Rossville Industries, Inc. the company leased and operated the Site as part of the company's Rossville/Chromatex division. The lawsuit involves court judgments that have been entered against the plaintiffs and against defendant Chromatex, Inc. requiring them to pay costs incurred by the United States Environmental Protection Agency ("USEPA") responding to environmental contamination at the Site, in amounts approximating $8.6 million, plus unspecified future environmental costs. Neither USEPA nor any other governmental authority has asserted any claim against the company on account of these matters. The plaintiffs seek contribution from the company and other defendants and a declaration that the company and the other defendants are responsible for environmental response costs under environmental laws and certain agreements. The plaintiffs also assert that the company tortiously interfered with contracts between them and other defendants in the case and diverted assets to prevent the plaintiffs from being paid monies owed to them. The company does not believe it has any liability for the matters described in this litigation and intends to defend itself vigorously. In addition, the company has an indemnification agreement with certain other defendants in the litigation pursuant to which the other defendants agreed to indemnify the company for any damages it incurs as a result of the environmental matters that are subject of this litigation. For these reasons, no reserve has been recorded.

At May 2, 2010, the company had open purchase commitments to acquire equipment with regards to its mattress fabrics segment totaling $3.8 million.

The company is involved in legal proceedings and claims which have arisen in the ordinary course of business. These actions, when ultimately concluded and settled, will not, in the opinion of management, have a material adverse effect upon the financial position, results of operations or cash flows of the company.

15. STOCK-BASED COMPENSATION

Equity Incentive Plans

On September 20, 2007, the company's shareholders approved a new equity incentive plan entitled the Culp, Inc. 2007 Equity Incentive Plan (the "2007 Plan"). The 2007 Plan expanded the types of equity based awards available for grant by the company's Compensation Committee. The types of equity based awards available for grant include stock options, stock appreciation rights, restricted stock and restricted stock units, performance units, and other discretionary awards as determined by the Compensation Committee. An aggregate of 1,200,000 shares of common stock were authorized for issuance under the 2007 Plan. In conjunction with the approval of the 2007 Plan, the company's 2002 Stock Option Plan was terminated (with the exception of currently outstanding options) and no additional options will be granted under the 2002 Stock Plan. At May 2, 2010 there were 802,000 shares available for future equity based grants under the company's 2007 Plan.

Under the company's prior stock option plans (terminated with the approval of the 2007 Plan) and the 2007 Plan, employees, directors, and others associated with the company were and may be granted options to purchase shares of common stock at the fair market value on the date of grant. No options were granted to employees in fiscal 2010. During fiscal 2010, outside directors were granted 6,000 option shares.

Options granted to employees in fiscal 2009 and 2008 vest in 20% increments each year during a total five year vesting period. Options granted to employees in fiscal 2009 and 2008 expire in ten years. Options granted to outside directors under these plans vest immediately on the date of grant (October each fiscal year) and expire ten years after the date of grant. The company recorded compensation expense of $338,000, $397,000, and $618,000 within selling, general, and administrative expense for incentive stock options in fiscal 2010, 2009, and 2008, respectively.

The fair value of each option award was estimated on the date of grant using a Black-Scholes option-pricing model. The fair value of stock options granted to employees under the 2007 equity incentive plan during fiscal 2009 was $5.00 per share and $1.32 per share on the June 17, 2008 and January 7, 2009 grant dates, respectively. The fair value of stock options granted to employees under the 2002 stock option plan during fiscal 2008 was $4.74 per share. The stock option grant date for fiscal 2008 was June 25, 2007. The fair values of these stock option grants were determined using the following assumptions:

	2010	2009	2008
Risk-free interest rate	-	2.52% - 4.23%	4.92% -5.09%
Dividend yield	-	0.00%	0.00%
Expected volatility	-	66.18% - 68.71%	38.59%- 65.74%
Expected term (in years)	-	8	2 - 8

Expected volatility was a range of 66.18% - 68.71% in fiscal 2009 compared with 38.59% - 65.74% in fiscal 2008. The expected term in fiscal 2009 was 8 years compared with 2 to 8 years in fiscal 2008. These changes reflect that stock options granted in fiscal 2009 were only granted to executive officers who exhibit long exercise patterns. Stock options granted in fiscal 2008 were granted to executive officers and other members of management. Employees who represent other members of management exhibit shorter exercise patterns than executive officers.

The fair value of stock options granted to outside directors at each grant date under the 2007 Plan during fiscal 2010, 2009 and 2008 were $4.44, $4.14, and $7.19 per share, respectively, using the following assumptions:

	2010	2009	2008
Risk-free interest rate	3.21%	3.77%	4.56%
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	69.06%	64.12%	66.28%
Expected term (in years)	10	10	8

The assumptions utilized in the model are evaluated and revised, as necessary, to reflect market conditions, actual historical experience, and groups of employees (executives and non-executives) that have similar exercise patterns that are considered separately for valuation purposes. The risk-free interest rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield was calculated based on the company's annual dividend as of the option grant date. The expected volatility was derived using a term structure based on historical volatility and the volatility implied by exchange-traded options on the company's common stock. The expected term of the options is based on the contractual term of the stock options, expected employee exercise and post-vesting employment termination trends.

The following table summarizes stock option activity for fiscal 2010, 2009, and 2008:

	2010		*2009*		*2008*	
	Shares	*Weighted-Average Exercise Price*	*Shares*	*Weighted-Average Exercise Price*	*Shares*	*Weighted-Average Exercise Price*
outstanding at beginning of year	735,765	$ 5.85	792,765	$ 6.19	926,000	$ 7.22
granted	6,000	5.79	71,000	4.02	145,500	8.81
exercised	(144,916)	4.64	(4,500)	4.56	(78,736)	5.84
canceled/expired	(98,000)	7.56	(123,500)	6.99	(199,999)	13.04
outstanding at end of year	498,849	5.87	735,765	5.85	792,765	6.19

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	*Number Outstanding at 5/02/10*	*Weighted-Avg. Remaining Contractual Life*	*Weighted-Avg. Exercise Price*	*Number Exercisable at 5/02/10*	*Weighted-Avg. Exercise Price*
$ 1.88 - $ 1.88	40,000	8.7 years	$1.88	8,000	$1.88
$ 3.05 - $ 5.79	272,499	1.6	$4.61	225,501	$4.63
$ 7.08 - $ 7.27	36,250	7.0	$7.14	16,250	$7.21
$ 8.75 - $ 10.11	150,100	6.5	$8.91	74,500	$9.08
	498,849	4.0	$5.87	324,251	$5.71

At May 2, 2010, outstanding options to purchase 324,251 shares were exercisable, had a weighted average exercise price of $5.71 per share, an aggregate intrinsic value of $2.0 million, and a weighted average contractual term of 3.0 years. At May 2, 2010, the aggregate intrinsic value for options outstanding was $3.0 million with a weighted average contractual term of 4.0 years.

The aggregate intrinsic value for options exercised was $982,000, $9,000, and $277,000 in fiscal 2010, 2009, and 2008, respectively.

The remaining unrecognized compensation costs related to unvested awards at May 2, 2010 was $340,000 which is expected to be recognized over a weighted average period of 2.5 years.

Stock Option Modifications

On December 12, 2007, the compensation committee of the board of directors approved a modification of the June 25, 2007 stock option grant to change the vesting period from 2 to 5 years from the original date of grant. There were no other changes to the original stock option grant and no inducements were given to the participating employees in exchange for this modification. The option modification agreements were agreed to by all of the participating employees (20 in total) and were effective January 22, 2008 (modification date). No incremental compensation cost was recognized for this modification as the fair value of the revised award was less than the fair value of the original award as of the modification date.

Effective December 31, 2007, an executive officer resigned from the company and agreed to a separation agreement. As part of the separation agreement, the exercise period for this individual's vested stock options was extended from 90 days from the date of resignation (terms stated in the original option agreements) to September 28, 2009. The incremental compensation cost recognized from this modification approximated $54,000 in fiscal 2008.

Time Vested Restricted Stock Awards

On July 1, 2009, and under the company's 2007 Plan, two executive officers were granted 80,000 shares of time vested restricted common stock. This time vested restricted stock award vests in equal one-third installments on July 1, 2012, 2013, and 2014. The fair value (the closing price of the company's common stock) of this restricted stock award is measured at the date of grant (July 1, 2009) and was $5.08 per share.

On January 7, 2009, certain key management employees and a non-employee were granted 115,000 shares of time vested restricted common stock. Of these 115,000 shares, 105,000 and 10,000 were granted to employees and a non-employee, respectively. This time vested restricted stock award vests in equal one-third installments on May 1, 2012, 2013, and 2014. The fair value of these restricted stock awards for key employees are measured at the date of grant (January 7, 2009) and was $1.88 per share. The fair value of this restricted stock award for the non-employee is measured at the end of each reporting period (May 2, 2010) and was $11.94 per share.

The company recorded compensation expense $174,000 and $15,000 within selling, general, and administrative expense for time vested restricted stock awards in fiscal 2010 and fiscal 2009, respectively. There were not any restricted stock awards granted in fiscal 2008 and, therefore, no compensation expense was recorded.

There were 195,000 and 115,000 shares of time vested restricted stock outstanding and unvested at May 2, 2010, and May 3, 2009, respectively. The weighted average grant date fair value of these outstanding and unvested shares of time vested restricted stock were $3.71 and $2.10, at May 2, 2010 and May 3, 2009, respectively.

At May 2, 2010, the remaining unrecognized compensation cost related to the unvested restricted stock awards was $534,000, which is expected to be recognized over a weighted average vesting period of 3.2 years.

Performance Based Restricted Stock Units

On January 7, 2009, and under the company's 2007 Plan, certain key management employees and a non-employee were granted 120,000 shares of performance based restricted stock units. This award contingently vests in one third increments, if in any discrete period of two consecutive quarters from February 2, 2009 through April 30, 2012, certain performance goals are met, as defined in the agreement. The fair value (the closing price of the company's common stock) of the performance based restricted stock units granted to key management employees is measured at the date of grant (January 7, 2009) and was $1.88 per share. The fair value (the closing price of the company's common stock) of the performance based restricted stock units granted to a non-employee is measured at the earlier date of when the performance criteria are met or the end of each reporting period. At May 2, 2010, two-thirds of the performance based restricted stock units granted to the non-employee vested in one-third increments on August 2, 2009 and January 31, 2010, respectively. The performance based restricted stock units that vested on August 2, 2009 and January 31, 2010 were measured at $6.59 and $13.01 per share, which represents the closing price of the company's common stock at the date in which the performance criteria was met. The remaining one-third of the performance based restricted stock units granted to the non-employee were unvested as of May 2, 2010, and was measured at $11.94 per share, which represents the closing price of the company's common stock at the end of the reporting period (May 2, 2010).

The company recorded compensation expense of $322,000 and $13,000 within selling, general, and administrative expense for performance based restricted stock units in fiscal 2010 and 2009, respectively. There were not any performance based restricted stock units granted in fiscal 2008 and, therefore, no compensation expense was recorded.

At May 2, 2010, 80,000 shares of performance based restricted stock units were vested as certain performance criteria were met. Of these 80,000 vested shares, 70,000 and 10,000 pertained to employees and a non-employee, respectively. The total fair value of the 80,000 performance based restricted stock units that vested during fiscal 2010 was $230,000 and a weighted average fair value of $2.87.

At May 2, 2010, there were 40,000 shares of performance based restricted stock units outstanding and unvested. These 40,000 shares of performance based restricted stock units had a weighted average fair value of $3.14. At May 3, 2009, 120,000 shares of performance based restricted stock units were outstanding and unvested. These 120,000 shares of performance based restricted stock units had a weighted average fair value of $2.20

The remaining unrecognized compensation cost related to the unvested performance based restricted stock units was $20,000, which is expected to be recognized over a weighted average vesting period of 0.2 years.

Other Share-Based Arrangements

The company has a stock-based compensation agreement with a non-employee that requires the company to settle in cash and is indexed by shares of the company's common stock as defined in the agreement. The cash settlement is based on a 30-day average closing price of the company's common stock at the time of payment. At May 2, 2010, this agreement was indexed by approximately 68,260 shares of the company's common stock. The fair value of this agreement is included in accrued expenses and was approximately $821,000 and $259,000 at May 2, 2010 and May 3, 2009, respectively. The company recorded an increase in the reserve of $563,000 to reflect the change in fair value for fiscal 2010. The company recorded a decrease in the reserve of $288,000 and $49,000 to reflect the change in fair value for fiscal 2009 and 2008, respectively. No payments were made under this arrangement in fiscal 2010. Payments made under this arrangement were $113,000 and $161,000 in fiscal 2009 and 2008, respectively.

16. Fair Value of Financial Instruments

ASC Topic 820 establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the company's assumptions (unobservable inputs). Determining where an asset or liability falls within that hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. An adjustment to the pricing method used within either level 1 or level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The hierarchy consists of three broad levels as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than level 1 inputs that are either directly or indirectly observable, and

Level 3 – Unobservable inputs developed using the company's estimates and assumptions, which reflect those that market participants would use.

The following table presents information about assets and liabilities measured at fair value on a recurring basis:

	Fair value measurements at May 2, 2010 using:			
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	
(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Canadian Dollar Fx Contract	N/A	$ 103	N/A	$ 103
Liabilities:				
None	N/A	N/A	N/A	N/A

	Fair value measurements at May 3, 2009 using:			
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	
(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Canadian Dollar Fx Contract	N/A	$ 20	N/A	$ 20
Liabilities:				
None	N/A	N/A	N/A	N/A

As shown above, the Canadian foreign exchange contract derivative instrument is valued based on fair value provided by the company's bank and is classified within level 2 of the fair value hierarchy. The determination of where an asset or liability falls in the hierarchy requires significant judgment. The company evaluates its hierarchy disclosures each quarter based on various factors and it is possible that an asset or liability may be classified differently from quarter to quarter. However, the company expects that changes in classifications between different levels will be rare.

Most derivative contracts are not listed on an exchange and require the use of valuation models. Consistent with ASC Topic 820, the company attempts to maximize the use of observable market inputs in its models. When observable inputs are not available, the company defaults to unobservable inputs. Derivatives valued based on models with significant unobservable inputs and that are not actively traded, or trade activity is one way, are classified within level 3 of the fair value hierarchy.

The fair value of the company's long-term debt is estimated by discounting the future cash flows at rates currently offered to the company for similar debt instruments of comparable maturities. At May 2, 2010, the carrying value of the company's long-term debt was $11.7 million and the fair value was $11.1 million. At May 3, 2009, the carrying value of the company's long-term debt was $16.4 million and the fair value was $15.4 million.

17. DERIVATIVES

In accordance with the provisions of ASC Topic 815, Derivatives and Hedging, the company's Canadian dollar foreign exchange contract and its interest rate swap agreement are designated as cash flow hedges, with the fair value of these financial instruments recorded in other assets and changes in fair value recorded in accumulated other comprehensive income. ASC Topic 815 requires disclosure of gains and losses on derivative instruments in the following tabular format.

	(Amounts in Thousands) Fair Values of Derivative Instruments As of,			
	May 2, 2010		May 3, 2009	
Derivatives designated as hedging instruments under ASC Topic 815	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Canadian dollar foreign exchange contract	Other Assets	$103	Other Assets	$20

Derivatives in ASC Topic 815 Net Investment Hedging Relationships	Amt of Gain (Loss) (net of tax) Recognized in OCI on Derivative (Effective Portion) and recorded in Other assets and Accrued Expenses at Fair Value		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (net of tax) or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
	2010	2009		2010	2009		2010	2009
CanadianDollar ForeignExchange Contract	$83	$20	Other Exp	$15	-	N/A	-	-
InterestRateSwap Agreement	-	$48	Interest Exp	-	$(52)	Interest Exp	-	$(123)

Canadian Dollar Foreign Exchange Rate

On January 21, 2009, the company entered into a Canadian dollar foreign exchange contract associated with its loan with the Government of Quebec. The agreement effectively converts the Canadian dollar principal payments at a fixed Canadian dollar foreign exchange rate compared with the United States dollar of 1.21812. This agreement expires November 1, 2013 and is secured by cash deposits totaling $200,000. These cash deposits of $200,000 are recorded in cash and cash equivalents in the Consolidated Balance Sheet as of May 2, 2010 and May 3, 2009, respectively.

During the first quarter of fiscal 2011, we elected to terminate our Canadian dollar foreign exchange contract associated with our loan with the Government of Quebec. As a result, we will record in other expense a credit of $79,000.

Interest Rate Swap Agreement

In connection with the company's real estate loans associated with our corporate headquarters building, the company was required to have an agreement to hedge its interest rate risk exposure. In connection with the sale of the company's headquarters in fiscal 2009 (see note 4), the company's interest rate swap agreement was paid off.

18. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income (loss) per share uses the weighted-average number of shares outstanding during the period plus the dilutive effect of stock-based compensation calculated using the treasury stock method. Weighted average shares used in the computation of basic and diluted net income (loss) per share are as follows:

(in thousands)	*2010*	*2009*	*2008*
weighted-average common shares outstanding, basic	12,709	12,651	12,624
dilutive effect of stock-based compensation	348	-	141
weighted-average common shares outstanding, diluted	13,057	12,651	12,765

All options to purchase shares of common stock were included in the computation of diluted net income for fiscal 2010, as the exercise price of the options was less than the average market price of common shares. Options to purchase 680,765 and 46,500 shares of common stock were not included in the computation of diluted net income (loss) per share for fiscal 2009 and 2008, respectively, as the exercise price of the options were greater than the average market price of the common shares. Options to purchase 3,784 shares were not included in the computation of diluted net loss per share for fiscal 2009, as the company incurred a net loss.

19. BENEFIT PLANS

The company has defined contribution plans which cover substantially all employees and provides for participant contributions on a pre-tax basis and matching contributions by the company for its U.S. and Canadian operations. Company contributions to the plan were $515,000, $518,000 and $679,000 in fiscal 2010, 2009, and 2008, respectively.

In addition to the defined contribution plan, the company has a nonqualified deferred compensation plan covering officers and certain other associates. The plan provides for participant deferrals on a pre-tax basis and non-elective contributions made by the company. Company contributions to the plan were $68,000 for fiscal 2010, $64,000 for fiscal 2009, and $80,000 for fiscal 2008, respectively. The company's nonqualified deferred compensation plan liability of $1.2 million and $992,000 at May 2, 2010 and May 3, 2009, respectively, is included in accrued expenses in the Consolidated Balance Sheets.

20. SEGMENT INFORMATION

The company's operations are classified into two business segments: mattress fabrics and upholstery fabrics. The mattress fabrics segment manufactures and sells fabrics to bedding manufacturers. The upholstery fabrics segment manufactures and sells fabrics primarily to residential and commercial (contract) furniture manufacturers.

Net sales denominated in U.S. dollars accounted for 84%, 86% and 88% of total consolidated net sales in 2010, 2009 and 2008, respectively. International sales accounted for 22%, 21% and 20% of net sales in 2010, 2009 and 2008, respectively, and are summarized by geographic area as follows:

(dollars in thousands)	*2010*	*2009*	*2008*
north america (excluding USA)	$ 11,654	14,440	18,880
far east and asia	31,856	27,509	28,465
all other areas	2,546	1,699	4,000
	$ 46,056	43,648	51,435

The company evaluates the operating performance of its segments based upon income (loss) from operations before restructuring and related charges (credits), certain unallocated corporate expenses, and other non-recurring items. Cost of sales in both segments include costs to manufacture or source our products, including costs such as raw material and finished goods purchases, direct and indirect labor, overhead and incoming freight charges. Unallocated corporate expenses primarily represent compensation and benefits for certain executive officers and all costs related to being a public company. Segment assets include assets used in operations of each segment and primarily consist of accounts receivable, inventories, and property, plant, and equipment. The mattress fabrics segment also includes in segment assets, assets held for sale, goodwill, and non-compete agreements associated with certain acquisitions (see note 9). The upholstery fabrics segment also includes assets held for sale in segment assets.

Statements of operations for the company's operating segments are as follows:

(dollars in thousands)		*2010*	*2009*	*2008*
net sales:				
upholstery fabrics	$	91,568	88,542	115,982
mattress fabrics		114,848	115,396	138,064
	$	206,416	203,938	254,046
gross profit:				
upholstery fabrics	$	15,183	7,253	12,829
mattress fabrics		23,652	20,996	22,576
total segment gross profit		38,835	28,249	35,405
loss on impairment of equipment		-	-	(289) (5)
restructuring related charges		(58) (1)	(3,597) (3)	(1,957) (6)
	$	38,777	24,652	33,159

(dollars in thousands)		*2010*	*2009*	*2008*
selling, general, and administrative expenses:				
upholstery fabrics	$	9,227	8,756	11,650
mattress fabrics		8,178	7,749	8,457
unallocated corporate		5,400	3,225	3,797
total segment selling, general, and administrative expenses		22,805	19,730	23,904
restructuring related charges		-	21 (3)	69 (6)
	$	22,805	19,751	23,973
Income (loss) from operations:				
upholstery fabrics	$	5,956	(1,503)	1,180
mattress fabrics		15,474	13,247	14,118
total segment income from operations		21,430	11,744	15,298
unallocated corporate expenses		(5,400)	(3,225)	(3,797)
loss on impairment of equipment		-	-	(289) (5)
restructuring credit (expense) and related charges		312 (2)	(13,089) (4)	(2,912) (7)
total income (loss) from operations		16,342	(4,570)	8,300
interest expense		(1,314)	(2,359)	(2,975)
interest income		116	89	254
other expense		(828)	(43)	(736)
income (loss) before income taxes	$	14,316	(6,883)	4,843

(1) The $58 restructuring related charge represents $108 for other operating costs associated with closed plant facilities, offset by a credit of $50 for inventory markdowns. These charges relate to the upholstery fabrics segment.

(2) The $312 restructuring credit and related charges represent a credit of $186 for employee termination benefits, a credit of $170 for sales proceeds received on equipment with no carrying value, a credit of $50 for inventory markdowns, a credit of $14 for lease termination and other exit costs, offset by a charge of $108 for other operating costs associated with closed plant facilities. Of this total credit, a charge of $58 was recorded to cost of sales and a credit of $370 was recorded to restructuring credit in the 2010 Consolidated Statement of Operations. These charges relate to the upholstery fabrics segment.

(3) The $3.6 million restructuring related charge represents $3.5 million for inventory markdowns and $119 for other operating costs associated with closed plant facilities. The $21 restructuring related charge represents other operating costs associated with closed plant facilities. These charges relate to the upholstery fabrics segment.

(4) The $13.1 million represents $8.0 million for write-downs of equipment and buildings, $3.5 million for inventory markdowns, $786 for employee termination benefits, $728 for lease termination and other exit costs, and $140 for other operating costs associated with closed plant facilities. Of this total charge, $3.6 million was recorded in cost of sales, $21 was recorded in selling, general, and administrative expenses, and $9.5 million was recorded in restructuring expense in the 2009 Consolidated Statement of Operations. These charges relate to the upholstery fabrics segment.

(5) The $289 represents impairment losses on older and existing equipment that is being replaced by newer and more efficient equipment. This impairment loss pertains to the mattress fabrics segment.

(6) The $1.9 million restructuring related charge represents $1.0 million for inventory markdowns and $954 for other operating costs associated with closed plant facilities. The $69 restructuring related charge represents other operating costs associated with closed plant facilities. These charges relate to the upholstery fabrics segment.

(7) The $2.9 million represents $1.0 million for inventory markdowns, $1.0 million for other operating costs associated with closed plant facilities, $533 for lease termination and other exit costs, $503 for write-downs of buildings and equipment, $189 for asset movement costs, $23 for employee termination benefits, and a credit of $362 for sales proceeds received on equipment with no carrying value. Of this total charge $1.9 million was recorded in cost of sales, $69 was recorded in selling, general, and administrative expenses, and $886 was recorded in restructuring expense in the 2008 Consolidated Statement of Operations. These charges relate to the upholstery fabrics segment.

One customer within the upholstery fabrics segment represented 12%, 12% and 11% of consolidated net sales in fiscal 2010, 2009 and 2008, respectively. Two customers within the mattress fabrics segment represented 22% and 24% of consolidated net sales in fiscal 2010 and 2009, respectively. One customer within the mattress fabrics segment represented 11% of consolidated net sales in fiscal 2008. One customer within the upholstery fabrics segment represented 13% and 26% of net accounts receivable at May 2, 2010 and May 3, 2009, respectively. No customers within the mattress fabrics accounted for 10% or more of net accounts receivable as of May 2, 2010 and May 3, 2009, respectively.

Balance sheet information for the company's operating segments follow:

(dollars in thousands)		*2010*	*2009*	*2008*
segment assets				
mattress fabrics				
current assets (8)	$	22,307	21,823	27,572
assets held for sale		34	20	35
non-compete agreements, net		843	1,164	789
goodwill		11,462	11,593	4,114
property, plant, and equipment		26,720 (9)	23,674 (10)	21,687 (11)
total mattress fabrics assets	$	61,366	58,274	54,197
upholstery fabrics				
current assets (8)	$	23,517	20,271	34,895
assets held for sale		89	1,189	792
property, plant, and equipment		989 (12)	- (13)	11,214 (14)
total upholstery fabrics assets	$	24,595	21,460	46,901
total segment assets		85,961	79,734	101,098
non-segment assets				
cash and cash equivalents		18,295	11,797	4,914
short-term investments		3,023	-	-
assets held for sale		-	-	4,783
income taxes receivable		728	210	438
deferred income taxes		474	54	33,810
other current assets		1,698	1,264	1,328
property, plant, and equipment		694 (15)	579 (15)	38 (15)
other assets		1,725	1,656	1,620
total assets	$	112,598	95,294	148,029
capital expenditures (16):				
mattress fabrics	$	6,600	2,747	4,425
upholstery fabrics		481	400	2,458
unallocated corporate		316	13	45
	$	7,397	3,160	6,928
depreciation expense				
mattress fabrics	$	3,458	3,542	3,443
upholstery fabrics		552	1,080	2,105
total segment depreciation expense		4,010	4,622	5,548
accelerated depreciation – upholstery fabrics		-	2,090	-
	$	4,010	6,712	5,548

8) Current assets represent accounts receivable and inventory.

9) The $26.7 million at May 2, 2010, represents property plant, and equipment located in the U.S. of $18.8 million and located in Canada of $7.9 million. The increase in this segment's property plant, plant, and equipment balance at May 2, 2010 compared with May 3, 2009 is primarily due to fiscal 2010 capital spending of $6.6 million, offset by depreciation expense of $3.5 million. The $26.7 million does not include corporate allocations of property, plant, and equipment associated with corporate departments shared by both the mattress and upholstery fabric

segments. Property, plant, and equipment associated with corporate departments shared by both the mattress and upholstery fabric segments are included in the corporate property, plant and equipment balance of $694.

10) The $23.7 million at May 3, 2009, represents property plant, and equipment located in the U.S. of $16.4 million and located in Canada of $7.3 million. The increase in this segment's property, plant, and equipment balance at May 3, 2009 compared with April 27, 2008 is primarily due to the acquisition of the knitted mattress fabrics operation of Bodet & Horst (note 2) and equipment purchased under a capital lease (note 13). The $23.7 million does not include corporate allocations of property, plant, and equipment associated with corporate departments shared by both the mattress and upholstery fabric segments. Property, plant, and equipment associated with corporate departments shared by both the mattress and upholstery fabric segments are included in the corporate property, plant, and equipment balance of $579.

11) The $21.7 million at April 27, 2008, represents property, plant, and equipment located in the U.S. of $13.1 million, located in Canada of $8.4 million, and corporate allocations of $168. The corporate allocations of $168 at April 27, 2008 represent property, plant, and equipment associated with corporate departments shared by both the mattress and upholstery fabric segments.

12) The $989 at May 2, 2010 represents property, plant, and equipment located in the U.S. of $887 and China of $102. The increase in this segment's property plant, plant, and equipment balance at May 2, 2010 compared with May 3, 2009 is primarily due to the reclassification of assets with a carrying value of $699 from assets held for sale to held and used (note 4)

13) The upholstery fabrics segment does not have a property, plant, and equipment balance as of May 3, 2009 due to impairment charges incurred in fiscal 2009 (note 3) and classification of property, plant, and equipment to assets held for sale.

14) The $11.2 million at April 27, 2008 represents property, plant, and equipment located in China of $9.0 million, located in the U.S. of $1.7 million, and corporate allocations of $501. The corporate allocations of $501 at April 27, 2008 represent property, plant, and equipment associated with corporate departments shared by both the mattress and upholstery fabric segments.

15) The $694 and $579 balance at May 2, 2010 and May 3, 2009, represents property, plant, and equipment associated with unallocated corporate departments and corporate departments shared by both the mattress and upholstery fabric segments. Property, plant, and equipment associated with corporate departments shared by both the mattress and upholstery fabrics segments were not allocated due to explanation at 13) above. The $38 at April 27, 2008, represents property, plant, and equipment associated with unallocated corporate departments.

16) Capital expenditure amounts are stated on an accrual basis. See Consolidated Statement of Cash Flows for capital expenditure amounts on a cash basis.

21. STATUTORY RESERVES

The company's subsidiaries located in China are required to transfer 10% of their net income, as determined in accordance with the People's Republic of China (PRC) accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the company's registered capital.

The transfer to this reserve must be made before distributions of any dividend to shareholders. As of May 2, 2010, the company's statutory surplus reserve was $2.4 million, representing 10% of accumulated earnings and profits determined in accordance with PRC accounting rules and regulations. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years' losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

The company's subsidiaries located in China can transfer funds to the parent company with the exception of the statutory surplus reserve of $2.4 million to assist with debt repayment, capital expenditures, and other expenses of the company's business.

22. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is the total of net income (loss) and other changes in equity, except those resulting from investments by shareholders and distributions to shareholders not reflected in net income (loss).

A summary of comprehensive income (loss) follows:

(dollars in thousands)	*2010*	*2009*	*2008*
net income (loss)	$ 13,188	(38,842)	5,385
gain (loss) on cash flow hedges, net of taxes	83	68	(44)
	$ 13,271	(37,774)	5,341

23. CASH FLOW INFORMATION

During fiscal 2010, 20,658 shares of common stock were surrendered to satisfy withholding tax liabilities totaling $191,000 in connection with 80,000 shares of common stock issued and related to the vesting of performance based restricted stock units.

24. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASC Topic 860

In June 2009, the FASB amended certain provisions of ASC Topic 860, Transfers and Servicing (previously reported as SFAS No. 166, "Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140"). The amended provisions of ASC Topic 860 eliminate the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. The amended provisions of ASC Topic 860 are effective for fiscal years beginning after November 15, 2009. The company will adopt the provisions of ASC Topic 860 in fiscal 2011. Because the company historically does not have significant transfers of financial assets, the adoption of this standard is not expected to have a material impact on its consolidated results of operations or financial condition.

ASC Topic 810

In June 2009, the FASB amended certain provisions of ASC Topic 810, Consolidation (previously reported as SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)") which revised the consolidation guidance for variable-interest entities. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. The amended provisions of ASC Topic 810 are effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. The company will adopt the amended provisions of ASC Topic 810 in fiscal 2011. Currently, the company does not have any variable-interest entities and, therefore, this standard is not expected to have a material impact on its consolidated results of operations or financial condition.

ASC Topic 605

In October 2009, the FASB issued ASU 2009-13, which amends ASC 605, "Revenue Recognition", to revise accounting guidance related to revenue arrangements with multiple deliverables. The guidance relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting and modifies the manner in which the transaction consideration is allocated across the individual deliverables. Also, the guidance expands the disclosure requirements for revenue arrangements with multiple deliverables. The guidance will be effective for our fiscal 2012. Because the Company historically does not have revenue arrangements with multiple deliverables, the adoption of this standard is not expected to have a material impact on its consolidated results of operations or financial condition.

SELECTED QUARTERLY DATA (UNAUDITED)

(amounts in thousands)		*fiscal 2010 4th quarter*	*fiscal 2010 3rd quarter*	*fiscal 2010 2nd quarter*	*fiscal 2010 1st quarter*	*fiscal 2009 4th quarter*	*fiscal 2009 3rd quarter*	*fiscal 2009 2nd quarter*	*fiscal 2009 1st quarter*
INCOME (LOSS) STATEMENT DATA									
net sales	$	57,243	53,980	49,716	45,478	47,762	44,592	52,263	59,321
cost of sales		45,843	43,323	40,582	37,891	39,408	38,843	49,115	51,919
gross profit		11,400	10,657	9,134	7,587	8,354	5,749	3,148	7,402
selling, general and administrative expenses		6,090	6,435	5,385	4,895	5,252	4,676	4,439	5,384
restructuring (credit) expense		(52)	26	(184)	(158)	33	402	8,634	402
income (loss) from operations		5,362	4,196	3,933	2,850	3,069	671	(9,925)	1,616
interest expense		288	327	342	357	620	646	663	431
interest income		(36)	(52)	(16)	(12)	(14)	(20)	(21)	(34)
other expense (income)		114	96	103	514	251	28	(250)	14
income (loss) before income taxes		4,996	3,825	3,504	1,991	2,212	17	(10,317)	1,205
income taxes		(436)	825	625	115	517	467	30,551	424
net income (loss)	$	5,432	3,000	2,879	1,876	1,695	(450)	(40,868)	781
depreciation	$	968	990	1,119	933	957	1,033	3,465	1,258
weighted average shares outstanding		12,801	12,713	12,671	12,653	12,653	12,653	12,650	12,648
weighted average shares outstanding, assuming dilution		13,200	13,074	12,852	12,751	12,694	12,653	12,650	12,736
PER SHARE DATA									
net income (loss) per share - basic	$	0.42	0.24	0.23	0.15	0.13	(0.04)	(3.23)	0.06
net income (loss) per share - diluted		0.41	0.23	0.22	0.15	0.13	(0.04)	(3.23)	0.06
book value		4.83	4.40	4.13	3.91	3.76	3.61	3.68	6.90
BALANCE SHEET DATA									
operating working capital (3)	$	22,979	25,610	21,624	20,687	23,503	27,011	33,896	35,482
property, plant and equipment, net		28,403	26,431	24,795	24,013	24,253	24,763	26,802	33,950
total assets		112,598	106,508	98,780	92,411	95,294	97,856	110,927	142,790
capital expenditures		2,966	2,655	1,076	700	463	53	372	2,272
long-term debt and lines of credit (1)		11,687	16,409	16,431	16,435	16,368	28,113	32,186	21,358
shareholders' equity		63,047	56,924	53,278	50,176	48,031	46,124	46,507	87,244
capital employed (2)		53,416	54,318	50,134	51,130	52,602	58,428	70,171	102,250
RATIOS & OTHER DATA									
gross profit margin		19.9%	19.7%	18.4%	16.7%	17.5%	12.9%	6.0%	12.5%
operating income (loss) margin		9.4	7.8	7.9	6.3	6.4	1.5	(19.0)	2.7
net income (loss) margin		9.5	5.6	5.8	4.1	3.5	(1.0)	(78.2)	1.3
effective income tax rate		(8.7)	21.6	17.8	5.8	23.4	N.M.	(296.1)	35.2
long-term debt-to-total capital employed ratio (1)		21.9	30.2	32.8	32.1	31.1	48.1	45.9	20.9
operating working capital turnover (3)		9.0	8.3	7.4	6.8	6.4	6.2	6.1	6.0
days sales in receivables		31	33	31	26	34	27	33	31
inventory turnover		7.5	7.0	7.5	6.7	6.4	6.0	5.1	5.9
STOCK DATA									
stock price									
high	$	16.98	13.01	6.98	6.64	4.85	3.57	7.57	7.91
low		11.13	5.78	5.25	3.50	1.85	1.30	2.84	6.10
close		11.94	13.01	5.75	6.59	4.40	1.88	2.88	6.15
daily average trading volume (shares)		232.2	56.8	17.4	14.1	12.5	27.5	20.4	16.8

(1) Long-term debt includes long-term and current maturities of long-term debt and lines of credit.

(2) Capital employed includes long-term and current maturities of long-term debt, lines of credit, and shareholders' equity, offset by cash and cash equivalents and short-term investments.

(3) Operating working capital for this calculation is accounts receivable and inventories, offset by accounts payable.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the three years ended May 2, 2010, there were no disagreements on any matters of accounting principles or practices or financial statement disclosures.

ITEM 9A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of May 2, 2010. This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, we have concluded that these disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports filed by us and submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported as and when required. Further we concluded that our disclosure controls and procedures have been designed to ensure that information required to be disclosed in reports filed by us under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, in a manner to allow timely decisions regarding the required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes: (1) maintaining records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets; (2) providing reasonable assurance that the transactions are recorded as necessary for preparation of financial statements, and that receipts and expenditures are made in accordance with authorizations of management and directors; and (3) providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on this assessment, management concluded that our internal control over financial reporting was effective at May 2, 2010.

Grant Thornton LLP, an independent registered public accounting firm, has audited the consolidated financial statements as of and for the years ended May 2, 2010, May 3, 2009 and April 27, 2008. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report. During the quarter ended May 2, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On July 14, 2010, the Compensation Committee of the Board of Directors of the company approved grants of annual incentive awards under the company's 2007 Equity Incentive Plan to a group of senior managers, including each of the company's named executive officers. These awards are intended to replace the company's former Management Incentive Plan for its senior managers.

The incentive awards provide for potential annual bonus payments (in cash or stock, as described below) to the award recipients, based upon an economic value added (EVA) performance measurement. The awards pay bonuses based upon the EVA of the entire company in the case of corporate senior officers and managers, and upon the EVA of one of the company's two divisions (upholstery fabrics and mattress fabrics) in the case of management of each of the respective divisions.

EVA is calculated by determining the capital employed in the portion of the company that employs the award recipient (the company, the upholstery fabrics division or the mattress fabrics division, referred to herein as a "reporting unit'), and then multiplying the capital employed by a cost of capital (stated as a percentage) to determine the "capital charge" for each reporting unit. The sum of operating income earned by a reporting unit for each month during the fiscal year in excess of the capital charge for the reporting unit for that month is deemed to be the economic value added, or EVA, produced by the reporting unit for the year.

To the extent that EVA is produced by a reporting unit in a fiscal year, a sharing percentage is used to determine the bonus pool for the award recipients from that reporting unit. The bonus pool is divided among the recipients from the reporting unit in accordance with proportions established by the Compensation Committee. The Committee also has established a target amount of EVA for each reporting unit. The sharing percentage for award recipients increases if the reporting unit achieves EVA above the target level.

Bonus amounts up to twice the level produced by reaching the target amount of EVA will be paid in cash, unless the recipient elects to receive a portion of the bonus in the form of restricted stock. If a restricted stock election is made, the portion of the bonus paid in restricted stock will be awarded with a grant date value of 1.25 times the amount that would have been paid in cash, with the restricted stock being subject to a three year vesting period, such that the recipient must remain employed with the company for three years to receive the stock, subject to certain exceptions described in the award agreement. Bonus amounts above twice the amount produced by reaching the target level of EVA will be paid only in restricted stock, subject to the same three year vesting schedule described above. The bonus amounts that can be earned pursuant to the awards are capped at a maximum of three times the amount produced by reaching the target level of EVA.

The bonuses paid pursuant to the annual incentive awards are subject to a "clawback" provision, which states that if the relevant reporting unit's financial results are restated in a future year and the bonus amount would have been lower using the restated results, all bonus awards are recalculated using the restated financial results, and any excess bonus paid or awarded must be returned to the company by the award recipient.

Annual incentive awards using overall corporate results as the reporting unit have been granted to Franklin N. Saxon, CEO, Robert G. Culp, III, Chairman, Kenneth R. Bowling, Chief Financial Officer, and Thomas B. Gallagher, Jr., Controller. An award using the mattress fabrics division as the reporting unit has been granted to Robert G. Culp, IV. Other senior managers of the company and its divisions have also received similar annual incentive awards. The potential bonus amounts that could be paid under the awards are from 0% to 240% of salary for Mr. Saxon; 0% to 240% of salary for Mr. Culp, III; 0% to 105% of salary for Mr. Bowling; 0% to 75% of salary for Mr. Gallagher; and 0% to 165% for Mr. Culp, IV.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information with respect to executive officers and directors of the company is included in the company's definitive Proxy Statement to be filed within 120 days after the end of the company's fiscal year pursuant to Regulation 14A of the Securities and Exchange Commission, under the captions "Nominees, Directors and Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance – Code of Business Conduct and Ethics," "Board Committees and Attendance – Audit Committee" which information is herein incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to executive compensation is included in the company's definitive Proxy Statement to be filed within 120 days after the end of the company's fiscal year pursuant to Regulation 14A of the Securities and Exchange Commission, under the captions "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" which information is herein incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to the security ownership of certain beneficial owners and management is included in the company's definitive Proxy Statement to be filed within 120 days after the end of the company's fiscal year pursuant to Regulation 14A of the Securities and Exchange Commission, under the captions "Executive Compensation Plan Information" and "Voting Securities," which information is herein incorporated by reference.

The following table sets forth information as of the end of fiscal 2010 regarding shares of the Company's common stock that may be issued upon the exercise of equity awards previously granted and currently outstanding equity awards under the company's equity incentive and stock option plans, as well as the number of shares available for the grant of equity awards that had not been granted as of that date.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	538,849	$5.87	802,000
Equity compensation plans not approved by security holders	-	-	-
Total	538,849	$5.87	802,000

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to certain relationships and related transactions is included in the company's definitive Proxy Statement to be filed within 120 days after the end of the company's fiscal year pursuant to Regulation 14A of the Securities and Exchange Commission, under the captions "Corporate Governance – Director Independence" and "Certain Relationships and Related Transactions" which information is herein incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to accountants fees and services is included in the company's definitive Proxy Statement to be filed within 120 days after the end of the company's fiscal year pursuant to Regulation 14A of the Securities and Exchange Commission, under the caption "Fees Paid to Independent Registered Public Accounting Firm," which information is herein incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) DOCUMENTS FILED AS PART OF THIS REPORT:

1. Consolidated Financial Statements

The following consolidated financial statements of Culp, Inc. and its subsidiaries are filed as part of this report.

2. Financial Statement Schedules

All financial statement schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits

The following exhibits are attached at the end of this report, or incorporated by reference herein. Management contracts, compensatory plans, and arrangements are marked with an asterisk (*).

3(i) Articles of Incorporation of the company, as amended, were filed as Exhibit 3(i) to the company's Form 10-Q for the quarter ended July 28, 2002, filed September 11, 2002 (Commission File No. 001-12597), and are incorporated herein by reference.

3(ii) Restated and Amended Bylaws of the company, as amended November 12, 2007, were filed as Exhibit 3.1 to the company's Form 8-K dated November 12, 2007, and are incorporated herein by reference.

10.1 1993 Stock Option Plan was filed as Exhibit 10(o) to the company's Form 10-K for the year ended May 2, 1993, filed on July 29, 1993 (Commission File No. 000-12781), and is incorporated herein by reference. (*)

10.2 Amendments to 1993 Stock Option Plan dated September 26, 2000. These amendments were filed as Exhibit 10(rr) to the company's Form 10-Q for the quarter ended October 29, 2000 (Commission File No. 001-12597), and are incorporated herein by reference. (*)

10.3 2002 Stock Option Plan was filed as Exhibit 10(a) to the company's Form 10-Q for the quarter ended January 26, 2003, filed on March 12, 2003 (Commission File No. 001-12597), and is incorporated herein by reference. (*)

10.4 Amended and Restated Credit Agreement dated as of August 23, 2002 among Culp, Inc. and Wachovia Bank, National Association, as Agent and as Bank, was filed as Exhibit 10(a) to the company's Form10-Q for the quarter ended July 28, 2002, filed September 11, 2002 (Commission File No. 001-12597), and is incorporated herein by reference.

10.5 First Amendment to Amended and Restated Credit Agreement dated as of March 17, 2003 among Culp, Inc. and Wachovia Bank, National Association, as Agent and as Bank, was filed as exhibit 10(p) to the company's Form 10-K for the year ended April 27, 2003, filed on July 28, 2003 (Commission File No. 001-12597), and is incorporated here by reference.

10.6 Second Amendment to Amended and Restated Credit Agreement dated as of June 3, 2003 among Culp, Inc. and Wachovia Bank, National Association, as Agent and as Bank, was filed as exhibit 10(q) to the company's Form 10-K for the year ended April 27, 2003, filed on July 28, 2003 (Commission File No. 001-12597), and is incorporated here by reference.

10.7 Third Amendment to Amended and Restated Credit Agreement dated as of August 23, 2004 among Culp, Inc. and Wachovia Bank, National Association, as Agent and as Bank, was filed as Exhibit 10 to the Current Report on Form 8-K dated August 26, 2004 (Commission File No. 001-12597), and is incorporated herein by reference.

10.8 Fourth Amendment to Amended and Restated Credit Agreement dated as of December 7, 2004 among Culp, Inc. and Wachovia Bank, National Association, as Agent and as Bank, was filed as Exhibit 10(b) to the company's Form 10-Q for the quarter ended October 31, 2004 (Commission File No. 001-12597), filed on December 9, 2004, and is incorporated here by reference.

10.9 Fifth Amendment to Amended and Restated Credit Agreement dated as of February 18, 2005 among Culp, Inc. and Wachovia Bank, National Association, as Agent and as Bank, was filed as Exhibit 99(c) to Current Report on Form 8-K dated February 18, 2005 (Commission File No. 001-12597), and is incorporated herein by reference.

10.10 Sixth Amendment to Amended and Restated Credit Agreement dated as of August 30, 2005 among Culp, Inc. and Wachovia Bank, National Association, as Agent and as Bank, was filed as Exhibit 99(c) to Current Report on Form 8-K dated August 30, 2005, and is incorporated herein by reference.

10.11 Seventh Amendment to Amended and Restated Credit Agreement dated as of December 7, 2005 among Culp, Inc. and Wachovia Bank, National Association, as Agent and as Bank., was filed as Exhibit 10(c) to the company's Form 10-Q for the quarter ended October 30, 2005, filed December 9, 2005, and is incorporated herein by reference.

10.12 Eighth Amendment to Amended and Restated Credit Agreement dated as of January 29, 2006 among Culp, Inc. and Wachovia Bank, National Association, as Agent and as Bank., was filed as Exhibit 10(a) to the company's Form 10-Q for the quarter ended January 29, 2006, filed March 10, 2006, and is incorporated herein by reference.

10.13 Ninth Amendment to Amended and Restated Credit Agreement dated as of July 20, 2006 among Culp, Inc. and Wachovia Bank, National Association, as Agent and as Bank, was filed as Exhibit 10.1 to the company's Form 8-K filed July 25, 2006, and is incorporated herein by reference.

10.14 Tenth Amendment to Amended and Restated Credit Agreement dated as of January 22, 2007 among Culp, Inc. and Wachovia Bank, National Association, as Agent and as Bank, was filed as Exhibit 10.3 to the company's Form 8-K filed January 26, 2007, and is incorporated herein by reference.

10.15 Written description of compensation arrangement for non-employee directors. (*)

10.16 Form of stock option agreement for options granted to executive officers pursuant to 2002 Stock Option Plan. This agreement was filed as Exhibit 10.1 to the company's Form 10-Q for the quarter ended July 29, 2007, and is incorporated herein by reference. (*)

10.17 2007 Equity Incentive Plan was filed as Annex A to the company's 2007 Proxy Statement, filed on August 14, 2007, and is incorporated herein by reference. (*)

10.18 Form of stock option agreement for options granted to non-employee directors pursuant to the 2007 Equity Incentive Plan. This agreement was filed as Exhibit 10.2 to the company's Form 10-Q for the quarter ended October 28, 2007, and incorporated herein by reference. (*)

10.19 Form of change in control and noncompetition agreement. This agreement was filed as Exhibit 10.3 to the company's Form 10-Q for the quarter ended October 28, 2007, and incorporated herein by reference. (*)

10.20 Twelfth Amendment to Amended and Restated Credit Agreement dated as of December 27, 2007 among Culp, Inc. and Wachovia Bank, National Association as Agent and as Bank, filed as Exhibit 10.1 to the company's Form 8-K dated December 27, 2007, and incorporated herein by reference.

10.21 Form of stock option agreement for options granted to executive officers pursuant to the 2007 Equity Incentive Plan, filed as Exhibit 10.1 to the company's Form 10-Q dated September 10, 2008, and incorporated herein by reference. (*)

10.22 Written Summary of Culp Home Fashions Division Management Incentive Plan, filed as Exhibit 10.2 to the company's Form 10-Q dated September 10, 2008, and incorporated herein by reference. (*)

10.23 Written Summary of Culp Inc. Corporate Management Incentive Plan, filed as Exhibit 10.3 to the company's Form 10-Q dated September 10, 2008, and incorporated herein by reference. (*)

10.24 Note Purchase Agreement among Culp, Inc., Mutual of Omaha Insurance Company and United Omaha Insurance Company dated August 11, 2008, filed as Exhibit 10.2 to the company's Form 8-K dated August 11, 2008, and incorporated herein by reference.

10.25 Thirteenth Amendment to Amended and Restated Credit Agreement dated as of November 3, 2008 among Culp, Inc. and Wachovia Bank, National Association as Agent and as Bank, filed as Exhibit 10.1 to the company's Form 8-K dated November 6, 2008, and incorporated herein by reference.

10.26 Restricted Stock Agreement between the company and Franklin N. Saxon on January 7, 2009 pursuant to the 2007 Equity Incentive Plan, filed as Exhibit 10.6 to the company's Form 10-Q dated March 13, 2009, and incorporated herein by reference. (*)

10.27	Restricted Stock Agreement between the company and Robert G. Culp, IV on January 7, 2009 pursuant to the 2007 Equity Incentive Plan, filed as Exhibit 10.7 to the company's Form 10-Q dated March 13, 2009, and incorporated herein by reference. (*)
10.28	Restricted Stock Agreement between the company and Kenneth R. Bowling on January 7, 2009 pursuant to the 2007 Equity Incentive Plan, filed as Exhibit 10.8 to the company's Form 10-Q dated March 13, 2009, and incorporated herein by reference. (*)
10.29	Form of restricted stock unit agreement for restricted stock units granted pursuant to the 2007 Equity Incentive Plan, filed as Exhibit 10.10 to the company's Form 10-Q dated March 13, 2009, and incorporated herein by reference. (*)
10.30	Culp, Inc. Deferred Compensation Plan Scheduled for Selected Key Employees , filed as Exhibit 10.36 to the company's Form 10-K dated July 16, 2009, and incorporated herein by reference. (*)
10.31	Fourteenth Amendment to Amended and Restated Credit Agreement dated as of July 15, 2009 among Culp, Inc. and Wachovia Bank, National Association as Agent and as Bank, filed as Exhibit 10.37 to the company's Form 10-K dated July 16, 2009, and incorporated herein by reference.
21	List of subsidiaries of the company
23	Consent of Independent Registered Public Accounting Firm in connection with the registration statements of Culp, Inc. on Form S-8 (File Nos. 33-13310, 33-37027, 33-80206, 33-62843, 333-27519, 333-59512, 333-59514, 333-101805, 333-147663), dated March 20, 1987, September 18, 1990, June 13, 1994, September 22, 1995, May 21, 1997, April 26, 2001, April 25, 2001, December 12, 2002, and November 27, 2007 and on Form S-3 and S-3/A (File No. 333-141346).
24(a)	Power of Attorney of Patrick B. Flavin, dated July 15, 2010
24(b)	Power of Attorney of Kenneth R. Larson, dated July 15, 2010
24(c)	Power of Attorney of Kenneth W. McAllister, dated July15, 2010
31(a)	Certification of Principal Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31(b)	Certification of Principal Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32(a)	Certification of Chief Executive Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32(b)	Certification of Chief Financial Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

b) Exhibits:

The exhibits to this Form 10-K are filed at the end of this Form 10-K immediately preceded by an index. A list of the exhibits begins on page 116 under the subheading "Exhibit Index."

c) Financial Statement Schedules:

None

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, CULP, INC. has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 15th day of July 2010.

CULP, INC.
By /s/ Franklin N. Saxon
Franklin N. Saxon
Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 15h day of July 2010.

/s/ Robert G. Culp, III
Robert G. Culp, III
(Chairman of the Board of Directors)

/s/ Franklin N. Saxon
Franklin N. Saxon
Chief Executive Officer
(principal executive officer)
(Director)

/s/ Patrick B. Flavin*
Patrick B. Flavin
(Director)

/s/ Kenneth W. McAllister*
Kenneth W. McAllister
(Director)

/s/ Kenneth R. Larson *
Kenneth R. Larson
(Director)

/s/ Kenneth R. Bowling
Kenneth R. Bowling
Chief Financial Officer
(principal financial officer)

/s/ Thomas B. Gallagher, Jr.
Thomas B. Gallagher, Jr.
Corporate Controller
(principal accounting officer)

* By Kenneth R. Bowling, Attorney-in-Fact, pursuant to Powers of Attorney filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit Number	Exhibit
10.15	Written description of compensation arrangement for non-employee directors.
21	List of subsidiaries of the company
23	Consent of Independent Registered Public Accounting Firm in connection with the registration statements of Culp, Inc. on Form S-8 (File Nos. 33-13310, 33-37027, 33-80206, 33-62843, 333-27519, 333-59512, 333-59514, 333-101805, 333-147663), dated March 20, 1987, September 18, 1990, June 13, 1994, September 22, 1995, May 21, 1997, April 26, 2001, April 25, 2001, December 12, 2002, and November 27, 2007 and on Form S-3 and S-3/A (File No. 333-141346).
24(a)	Power of Attorney of Patrick B. Flavin, dated July 15, 2010
24(b)	Power of Attorney of Kenneth R. Larson, dated July 15, 2010
24(c)	Power of Attorney of Kenneth W. McAllister, dated July 15, 2010
31(a)	Certification of Principal Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31(b)	Certification of Principal Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32(a)	Certification of Chief Executive Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32(b)	Certification of Chief Financial Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

Exhibit 10.15

Written Description of Non-employee Director Compensation

Each non-employee Director will be paid an annual retainer of $40,000 (except the Lead Director, who will receive a $45,000 retainer), plus an annual grant of options to purchase 2,000 shares of the Company's stock. The options are to be granted under the Company's 2007 Equity Incentive Plan, which provides for options to be granted to directors with an exercise price equal to the fair market value of the Company's stock on the date of grant. The options will be immediately exercisable upon grant and remain outstanding for a period of 10 years from the date of grant.

Exhibit 21

LIST OF SUBSIDIARIES OF CULP, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Culp Fabrics (Shanghai) Co., Ltd.	People's Republic of China
Culp Fabrics (Shanghai) International Trading Co., Ltd.	People's Republic of China
Culp Cut and Sew Co., Ltd.	People's Republic of China
Culp International Holdings Ltd.	Cayman Islands
Rayonese Textile Inc.	Canada

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated July 15, 2010, with respect to the consolidated financial statements included in the Annual Report of **Culp, Inc.** on Form 10-K for the fiscal year ended May 2, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statements of Culp, Inc. on Form S-8 (File No. 333-59512 effective April 26, 2001, File No. 333-59514 effective April 25, 2001, File No. 333-27519 effective May 21, 1997, File No. 333-101805 effective December 12, 2002, File No. 33-13310 effective March 20, 1987, File No. 33-37027 effective September 18, 1990, File No. 33-80206 effective June 13, 1994, File No. 33-62843 effective September 22, 1995, and File No. 333-147663 effective November 27, 2007), and on Form S-3 and Form S-3/A (File No. 333-141346 effective March 16, 2007).

/s/ Grant Thornton LLP

Greensboro, North Carolina

July 15, 2010

Exhibit 24(a)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that the undersigned director of CULP, INC., a North Carolina corporation, hereby constitutes and appoints KENNETH R. BOWLING the true and lawful agent and attorney-in-fact to sign for the undersigned as a director of the Corporation the Corporation's Annual Report on Form 10-K for the year ended May 2, 2010 to be filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Exchange Act of 1934, as amended, and to sign any amendment or amendments to such Annual Report, hereby ratifying and confirming all acts taken by such agent and attorney-in-fact, as herein authorized.

/s/ Patrick B. Flavin
Patrick B. Flavin

Date: July 15, 2010

Exhibit 24(b)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that the undersigned director of CULP, INC., a North Carolina corporation, hereby constitutes and appoints KENNETH R. BOWLING the true and lawful agent and attorney-in-fact to sign for the undersigned as a director of the Corporation the Corporation's Annual Report on Form 10-K for the year ended May 2, 2010 to be filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Exchange Act of 1934, as amended, and to sign any amendment or amendments to such Annual Report, hereby ratifying and confirming all acts taken by such agent and attorney-in-fact, as herein authorized.

/s/ Kenneth R. Larson
Kenneth R. Larson

Date: July 15, 2010

Exhibit 24(c)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that the undersigned director of CULP, INC., a North Carolina corporation, hereby constitutes and appoints KENNETH R. BOWLING the true and lawful agent and attorney-in-fact to sign for the undersigned as a director of the Corporation the Corporation's Annual Report on Form 10-K for the year ended May 2, 2010 to be filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Exchange Act of 1934, as amended, and to sign any amendment or amendments to such Annual Report, hereby ratifying and confirming all acts taken by such agent and attorney-in-fact, as herein authorized.

/s/ Kenneth W. McAllister
Kenneth W. McAllister

Date: July 15, 2010

Exhibit 31(a)

CERTIFICATIONS

I, Franklin N. Saxon, certify that:

1. I have reviewed this report on Form 10-K of Culp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Franklin N. Saxon
Franklin N. Saxon
Chief Executive Officer
(Principal Executive Officer)

Date: July 15, 2010

Exhibit 31(b)

CERTIFICATIONS

I, Kenneth R. Bowling, certify that:

1. I have reviewed this report on Form 10-K of Culp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Kenneth R. Bowling
Kenneth R. Bowling
Chief Financial Officer
(Principal Financial Officer)

Date: July 15, 2010

Exhibit 32(a)

Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Culp, Inc. (the "Company") on Form 10-K for the fiscal year ended May 2, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Franklin N. Saxon, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Franklin N. Saxon
Franklin N. Saxon
Chief Executive Officer

July 15, 2010

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 has been provided to Culp, Inc. and will be retained by Culp, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32(b)

Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Culp, Inc. (the "Company") on Form 10-K for the fiscal year ended May 2, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kenneth R. Bowling, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Kenneth R. Bowling
Kenneth R. Bowling
Chief Financial Officer

July 15, 2010

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 has been provided to Culp, Inc. and will be retained by Culp, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Reconciliation Tables

RECONCILIATION OF INCOME (LOSS) BEFORE INCOME TAXES AS REPORTED TO ADJUSTED INCOME BEFORE INCOME TAXES

	Twelve Months Ended,	
	May 2, 2010	May 3, 2009
Income (loss) before income taxes, as reported	**$ 14,316**	$ (6,883)
Restructuring and related charges (credits)	**$ (312)**	$ 13,089
Adjusted income before income taxes	**$ 14,004**	$ 6,206

(Throughout this annual report, 2010, 2009, 2008, 2007 and 2006 are used to refer, respectively, to the company's fiscal years that ended in those same calendar periods.)

This report contains adjusted income statement information, which reconciles reported and projected income statement information with adjusted results, on a pre-tax basis, which excludes restructuring and related charges. This information constitutes a non-GAAP performance measure. The company has included this adjusted information in order to show operational performance excluding the effects of restructuring and related charges that occur on an irregular basis. We have presented pre-tax results because the company's income tax provisions and percentages have been volatile and unpredictable in recent periods. Management believes these presentations aid in the comparison of financial results among comparable financial periods. We note, however, that the usefulness of earnings before income taxes and excluding restructuring and related charges is limited in that these performance measures do not necessarily indicate the likely future financial results of the company and that the excluded income tax and restructuring charges can and do relate to liabilities or charges that reflect reductions in income, future expenditures, or lower values for our assets and business. Adjusted income statement information is used by management to make operational decisions about our business and to evaluate the financial success of the company or its individual segments, especially when comparing results among various periods, is used in certain financial covenants in our loan agreements, and is used by the company as financial goals for purposes of determining management incentive bonuses.

CULP, INC. RETURN ON CAPITAL EMPLOYED BY SEGMENT
FOR THE TWELVE MONTHS ENDED MAY 2, 2010

	Operating income Twelve Months Ended May 2, 2010 (1)	Average Capital Employed (3)	Return on Avg. Capital Employed (2)
Mattress Fabrics	$ 15,474	$ 47,339	32.7%
Upholstery Fabrics	5,956	10,587	56.3%
(less: Unallocated Corporate)	(5,400)	(5,606)	N/A
Total	$ 16,030	$ 52,320	30.6%

Average Capital Employed

As of May 2, 2010	Mattress Fabrics	Upholstery Fabrics	Unallocated Corporate	Total
Total assets	61,922	25,420	25,256	112,598
Total liabilities	(14,720)	(13,559)	(21,272)	(49,551)
Subtotal	$47,202	$11,861	$3,984	$63,047
Less:				
Cash and cash equivalents	-		(18,295)	$(18,295)
Short-term investments	-	-	(3,023)	(3,023)
Current maturities of long-term debt	-		196	196
Long-term debt, less current maturities			11,491	11,491
Total Capital Employed	$47,202	$11,861	$(5,647)	$53,416

As of January 31, 2010	Mattress Fabrics	Upholstery Fabrics	Unallocated Corporate	Total
Total assets	58,609	25,928	21,971	106,508
Total liabilities	(10,066)	(13,527)	(25,991)	(49,584)
Subtotal	$48,543	$12,401	$(4,020)	$56,924
Less:				
Cash and cash equivalents		-	(19,015)	$(19,015)
Short-term investments				
Current maturities of long-term debt		-	4,880	4,880
Long-term debt, less current maturities			11,529	11,529
Total Capital Employed	$48,543	$12,401	$(6,626)	$54,318

As of November 1, 2009	Mattress Fabrics	Upholstery Fabrics	Unallocated Corporate	Total
Total assets	56,686	19,598	22,496	98,780
Total liabilities	(10,625)	(10,461)	(24,416)	(45,502)
Subtotal	$46,061	$9,137	$(1,920)	$53,278
Less:				
Cash and cash equivalents	-	-	(19,575)	(19,575)
Short-term investments				
Current maturities of long-term debt	-	-	4,863	4,863
Long-term debt, less current maturities		-	11,568	11,568
Total Capital Employed	$46,061	$9,137	$(5,064)	$50,134

As of August 2, 2009	Mattress Fabrics	Upholstery Fabrics	Unallocated Corporate	Total
Total assets	57,772	16,128	18,511	92,411
Total liabilities	(10,138)	(7,670)	(24,427)	(42,235)
Subtotal	$47,634	$8,458	$(5,916)	$50,176
Less:				
Cash and cash equivalents	-		(15,481)	$(15,481)
Current maturities of long-term debt	-		4,817	4,817
Long-term debt, less current maturities			11,618	11,618
Total Capital Employed	$47,634	$8,458	$(4,962)	$51,130

As of May 3, 2009	Mattress Fabrics	Upholstery Fabrics	Unallocated Corporate	Total
Total assets	58,626	22,078	14,590	95,294
Total liabilities	(11,372)	(10,999)	(24,892)	(47,263)
Subtotal	$47,254	$11,079	$(10,302)	$48,031
Less:				
Cash and cash equivalents	-		(11,797)	$(11,797)
Current maturities of long-term debt	-		4,764	4,764
Long-term debt, less current maturities			11,604	11,604
Total Capital Employed	$47,254	$11,079	$(5,731)	$52,602

	Mattress Fabrics	Upholstery Fabrics	Unallocated Corporate	Total
Average Capital Employed(3)	$47,339	$10,587	$(5,606)	$52,320

Notes:

(1) Operating income excludes restructuring and related charges.

(2) Return on average capital employed represents operating income for the year ended May 2, 2010 divided by average capital employed.
Average capital employed does not include cash and cash equivalents, short-term investments, long-term debt, including current maturities, and shareholders' equity.

(3) Average capital employed is computed using the five periods ending May 3,2009, August 2,2009, November 1, 2009, January 31, 2010, and May 2, 2010.

This report contains disclosures about return on capital, both for the entire company and for individual business segments. We define return on capital as operating income (on an annualized basis if at a point other than the end of the fiscal year) divided by average capital employed. Operating income excludes restructuring and related charges, and average capital employed is calculated over rolling two – five fiscal periods, depending on which quarter is being presented. Details of these calculations and a reconciliation to information from our GAAP financial statements is set forth in this report. We believe return on capital is an accepted measure of earnings efficiency in relation to capital employed, but it is a non-GAAP performance measure that is not defined or calculated in the same manner by all companies. This measure should not be considered in isolation or as an alternative to net income or other performance measures, but we believe it provides useful information to investors by comparing the operating income we produce to the asset base used to generate that income. Also, annualized operating income does not necessarily indicate results that would be expected for the full fiscal year. We note that, particularly for return on capital measured at the segment level, not all assets are allocated to our operating segments, and there are assets held at the corporate (unallocated) level that may provide support to a segment's operations and yet are not included in the asset base used to calculate that segment's return on capital. Thus, the average return on capital for the company's segments will generally be higher than the company's overall return on capital. Management uses return on capital to evaluate the company's earnings efficiency and the relative performance of its segments, and return on capital is also used as a financial goal for purposes of determining certain management incentive compensation awards.

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Corporate Directory

Robert G. Culp, III
Chairman of the Board
Director (E)

Franklin N. Saxon
President and Chief Executive Officer
Director (E)

Robert G. Culp, IV
President, Culp Home Fashions division

Kenneth R. Bowling
Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

Thomas B. Gallagher, Jr.
Corporate Controller, Assistant Treasurer and Assistant Corporate Secretary

Patrick B. Flavin
Retired President and Chief Investment Officer,
Flavin, Blake & Co., Inc., an investment management company
Stamford, CT
Director (A, C, N)

Kenneth R. Larson
Owner and Chief Executive Officer,
Slumberland Furniture, a retailer of furniture and bedding
Little Canada, MN
Director (A,C,N)

Kenneth W. McAllister
Member/Manager, The McAllister Firm PLLC, a law firm
High Point, NC
Director (A,C,N)

Board Committees:
A-Audit
C-Compensation
E-Executive
N-Corporate Governance and Nominating

Shareholder Information

Corporate Address
Post Office Box 2686
1823 Eastchester Drive
High Point, NC 27265

Telephone: (336) 889-5161
Fax: (336) 887-7089
www.culp.com

Registrar and Transfer Agent
Computershare Investor Services
Post Office Box 43078
Providence, RI 02940-3023

Telephone:
800-254-5196
781-575-2879 (Foreign Shareholders)
www.computershare.com/investor

Independent Registered Public Accounting Firm
Grant Thornton LLP
Greensboro, NC 27265

Legal Counsel
Robinson, Bradshaw & Hinson, PA
Charlotte, NC 28246

Form 10-K and Quarterly Reports/Investor Contact
The Form 10-K Annual Report of Culp, Inc., as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request. Shareholders may also obtain copies of the corporate news releases issued in conjunction with the company's quarterly results. These requests and other investor contacts should be directed to Kenneth R. Bowling, Chief Financial Officer, at the corporate address or at the investor relations section at www.culp.com

NYSE and SEC Certifications
Culp, Inc. filed with the New York Stock Exchange (NYSE) on December 11, 2009, the annual CEO certification as required by the NYSE corporate governance listing standards. The company has also filed as Exhibits to its Annual Report on Form 10-K the CEO and CFO certifications as required by Section 302 of the Sarbanes-Oxley Act.

Analyst Coverage
These analysts cover Culp, Inc.:
Raymond James & Associates – *Budd Bugatch, CFA*
Value Line – *Craig Sirois*

Stock Listing
Culp, Inc. common stock is traded on the New York Stock Exchange under the symbol CFI. As of July 21, 2010, Culp, Inc. had approximately 2,200 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

Annual Meeting
Shareholders are cordially invited to attend the annual meeting to be held at 9:00 a.m. on Tuesday, September 21, 2010, at the company's corporate offices, 1823 Eastchester Drive, High Point, North Carolina.



1823 Eastchester Drive
Post Office Box 2686
High Point, NC 27265
(336) 889-5161

www.culp.com